Commission File Number: 30-246

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-1004

FORM U5S

ANNUAL REPORT

FOR THE YEAR ENDED DECEMBER 31, 2004

Filed pursuant to the Public Utility Holding Company Act of 1935 by

NORTHEAST UTILITIES

One Federal Street, Building 111-4
Springfield, Massachusetts 01105

(Corporate Address)

107 Selden Street
Berlin, Connecticut 06037-1616

(Principal Headquarters)

     NORTHEAST UTILITIES

     FORM U5S ANNUAL REPORT

FOR THE YEAR ENDED DECEMBER 31, 2004

ITEM 1.	SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2004

		Number	% of		Owner’s
		of Common	Voting	Issuer Book	Book
Tier	Name of Company (Company Abbreviation)	Shares Owned	Power	Value (000’s)	Value	Type of Business
					(000’s)
	Northeast Utilities (NU)					Registered Holding Company
1	New England Hydro-Transmission Electric
	Company, Inc.	403,314	22.66%	$5,938	$5,938	Transmission Company
1	New England Hydro-Transmission Corporation	1,813	22.66%	3,563	3,563	Transmission Company
1	The Connecticut Light and Power Company
	(CL&P)	6,035,205	100%	822,292	822,292	Electric Utility
	Unsecured Debt (Note B)	N/A	N/A	90,025	90,025
2	CL&P Receivables Corporation (CRC)	100	100%	232,366	232,366	Special Purpose Entity (SPE)
2	CL&P Funding LLC	–	100%	7,193	7,193	SPE
2	The Connecticut Steam Company*	–	100%	–	–	*
2	The Nutmeg Power Company*	–	100%	–	–	*
2	Electric Power Incorporated*	–	100%	–	–	*
2	CL&P Capital, L.P. (a)	–	–	–	–	(a)
2	Connecticut Yankee Atomic Power Company	120,750	34.5%	15,034	15,034	Nuclear Generation
	(Note A)
2	Yankee Atomic Electric Company (Note A)	1,879	24.5%	–	–	Nuclear Generation
2	Maine Yankee Atomic Power Company	31,104	12.0%	4,359	4,359	Nuclear Generation
	(Note A)
1	Public Service Company of New Hampshire
	(PSNH)	301	100%	399,699	399,699	Electric Utility
	Unsecured Note (Note B)	N/A	N/A	23,900	23,900
2	Properties, Inc.	200	100%	6,076	6,076	Real Estate (b)
2	PSNH Funding LLC	–	100%	3,126	3,126	SPE
2	PSNH Funding LLC 2	–	100%	251	251	SPE
2	Connecticut Yankee Atomic Power Company	17,500	5.0%	2,179	2,179	Nuclear Generation
	(Note A)
2	Yankee Atomic Electric Company (Note A)	537	7.0%	–	–	Nuclear Generation
2	Maine Yankee Atomic Power Company	12,960	5.0%	1,816	1,816	Nuclear Generation
	(Note A)
1	Western Massachusetts Electric Company
	(WMECO)	434,653	100%	164,472	164,472	Electric Utility
	Unsecured Debt (Note B)	N/A	N/A	15,900	15,900
2	WMECO Funding LLC	–	100%	776	776	SPE
2	Connecticut Yankee Atomic Power Company	33,250	9.5%	4,141	4,141	Nuclear Generation
	(Note A)
2	Yankee Atomic Electric Company (Note A)	537	7.0%	–	–	Nuclear Generation
2	Maine Yankee Atomic Power Company	7,776	3.0%	1,090	1,090	Nuclear Generation
	(Note A)
1	North Atlantic Energy Corporation (NAEC)	6	100%	5,274	5,274	Electric Utility
1	North Atlantic Energy Service Corporation
	(NAESCO)*	1,000	100%	2,634	2,634	Service Company*
1	Holyoke Water Power Company (HWP)	480,000	100%	6,516	6,516	Electric Utility
	Unsecured Debt (Note B)	N/A	N/A	16,700	16,700
2	Holyoke Power and Electric Company (HP&E)	4,850	100%	222	222	Electric Utility
1	Yankee Energy System, Inc. (YES)	1,000	100%	529,784	529,784	Intermediate Holding Company
2	Yankee Gas Services Company (Yankee Gas)	1,000	100%	517,752	517,752	Gas Utility
	Unsecured Debt (Note B)	N/A	N/A	29,600	29,600
2	Norconn Properties, Inc. (Norconn)	200	100%	850	850	Real Estate (b)
	Unsecured Debt (Note B)	N/A	N/A	1,100	1,100
2	Yankee Energy Services Company (YESCO)	200	100%	3,228	3,228	Rule 58 Energy-Related Company
2	Yankee Energy Financial Services Company
	(YEFSCO)	200	100%	1,663	1,663	Financial Services
	Unsecured Debt (Note B)	N/A	N/A	3,600	3,600
2	Housatonic Corporation*	100	100%	(215)	(215)	*
2	R.M. Services, Inc. (RMS) (c)*	–	–	–	–	Receivables Services (c)*
1	Northeast Utilities Service Company (NUSCO)	1	100%	2,815	2,815	Service Company
1	NU Enterprises, Inc. (NUEI)	89	100%	520,759	520,759	Intermediate Holding Company
2	Northeast Generation Company (NGC)	6	100%	452,728	452,728	Exempt Wholesale Generator
2	Northeast Generation Services Company (NGS)	100	100%	8,069	8,069	Rule 58 Energy-Related Company
	Unsecured Debt (Note B)	N/A	N/A	5,650	5,650
3	Greenport Power LLC (Greenport) (d)	N/A	50%	1	1	Rule 58 Energy-Related Company
3	E. S. Boulos Company (Boulos)	100	100%	13,825	13,825	Rule 58 Energy-Related Company
3	NGS Mechanical, Inc.	100	100%	7	7	Rule 58 Energy-Related Company
3	Woods Electrical Co., Inc. (Woods Electrical)	100	100%	3,725	3,725	Rule 58 Energy-Related Company
	Unsecured Debt (Note B)	N/A	N/A	10,450	10,450

		Number	% of		Owner’s
		of Common	Voting	Issuer Book	Book
Tier	Name of Company (Company Abbreviation)	Shares Owned	Power	Value (000’s)	Value	Type of Business
					(000’s)
2	Mode 1 Communications, Inc.	100	100%	13,448	13,448	Exempt Telecommunications Company
2	Woods Network Services, Inc.	100	100%	3,311	3,311	Exempt Telecommunications Company
	(Woods Network)
	Unsecured Debt (Note B)	N/A	N/A	3,700	3,700
2	Select Energy, Inc. (Select Energy)	100	100%	(43,206)	(43,206)	Rule 58 Energy-Related Company
	Unsecured Debt (Note B)	N/A	N/A	150,000	150,000
3	Select Energy New York, Inc. (SENY)	10,000	100%	43,306	43,306	Rule 58 Energy-Related Company

2	Select Energy Services, Inc. (SESI)	100	100%	38,176	38,176	Energy Services Company
	Unsecured Debt (Note B)	N/A	N/A	13,250	13,250
3	Select Energy Contracting, Inc.	100	100%	18,473	18,473	Rule 58 Energy-Related Company
3	Reeds Ferry Supply Co., Inc.	100	100%	(42)	(42)	Rule 58 Energy-Related Company
3	HEC/Tobyhanna Energy Project, Inc.	100	100%	1,089	1,089	SPE, Rule 58 Energy-Related Company
3	HEC/CJTS Energy Center LLC	–	100%	1	1	SPE, Rule 58 Energy-Related Company
3	ERI/HEC EFA-Med, LLC	–	50%	9	9	Rule 58 Energy-Related Company
1	The Quinnehtuk Company (Quinnehtuk)	3,500	100%	(2,151)	(2,151)	Real Estate (b)
	Unsecured Debt (Note B)	N/A	N/A	3,100	3,100
1	The Rocky River Realty Company (RRR)	100	100%	24,209	24,209	Real Estate (b)
	Unsecured Debt (Note B)	N/A	N/A	21,200	21,200
1	Northeast Nuclear Energy Company (NNECO)*	30	100%	1,173	1,173	Service Company*
1	Charter Oak Energy, Inc. (COE)*	100	100%	158	158	*

*Inactive - winding up its affairs.

(a)	Dissolved on December 23, 2004.

(b)	Constructs, acquires or leases some of the property and facilities used by one or more of NU’s subsidiaries.

(c)	On June 30, 2004, RMS sold substantially all of its assets and liabilities for $3 million.

(d)	Greenport is a limited liability company that was established to enter into an engineering, procurement and construction agreement with Global Common LLC for the performance of design, engineering, procurement, construction and other services in connection with an electrical generation facility construction project.

ITEM 1.        SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2004 (Continued)

Note A:        Investments of More than One System Company:

		No. of Common	% of	Carrying Value
Name of Owner	Name of Issuer	Shares Owned	Voting Power	to Owners
				(Thousands)
Connecticut Yankee Atomic Power Company (a):

CL&P		120,750	34.5%	$15,034
PSNH		17,500	5.0	2,179
WMECO		33,250	9.5	4,141

Total NU System		171,500	49.0	21,354

Yankee Atomic Electric Company (a):

CL&P		1,879	24.5	–
PSNH		537	7.0	–
WMECO		537	7.0	–

Total NU System		2,953	38.5	–

Maine Yankee Atomic Power Company (a):

CL&P		31,104	12.0	4,359
PSNH		12,960	5.0	1,816
WMECO		7,776	3.0	1,090

Total NU System		51,840	20.0	7,265

(a)            Connecticut Yankee Atomic Power Company’s, Yankee Atomic Electric Company’s and Maine Yankee Atomic Power
                 Company’s nuclear power plants were shut down permanently on December 4, 1996, February 26, 1992 and August 6, 1997,
                 respectively.

ITEM 1.             SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2004 (Continued)

Note B:   This table represents all system money pool borrowings and NU Parent advances at December 31, 2004.

			Principal	Issuer	Owner’s
	System Money Pool and		Amount	Book	Book
Name of Company	NU Parent Advances		Owed	Value	Value

			(Thousands of Dollars)
CL&P	2.24% System Money Pool		$90,025	$90,025	$90,025

PSNH	2.24% System Money Pool		23,900	23,900	23,900

WMECO	2.24% System Money Pool		15,900	15,900	15,900

HWP	2.24% System Money Pool		7,100	7,100	7,100
HWP	Variable Rate, Payable Upon Demand	(a)	9,600	9,600	9,600

			16,700	16,700	16,700

Yankee Gas	2.24% System Money Pool		29,600	29,600	29,600

Norconn	2.24% System Money Pool		1,100	1,100	1,100

YEFSCO	2.24% System Money Pool		3,600	3,600	3,600

NGS	2.24% System Money Pool		650	650	650
	7.25% Payable Upon Demand		5,000	5,000	5,000

			5,650	5,650	5,650

Woods Electrical	2.24% System Money Pool		6,000	6,000	6,000
Woods Electrical	7.25% Payable Upon Demand		4,450	4,450	4,450

			10,450	10,450	10,450

Woods Network	7.25% Payable Upon Demand		2,600	2,600	2,600
	Variable Rate, Payable Upon Demand	(b)	1,100	1,100	1,100

			3,700	3,700	3,700

Select Energy	Variable Rate, Payable Upon Demand	(c)	150,000	150,000	150,000

SESI	2.24% System Money Pool		13,250	13,250	13,250

Quinnehtuk	2.24% System Money Pool		3,100	3,100	3,100

RRR	2.24% System Money Pool		16,200	16,200	16,200
	7.25% Payable Upon Demand		5,000	5,000	5,000

			21,200	21,200	21,200

(a) The interest rate at December 31, 2004 was 2.46%.
(b) The interest rate at December 31, 2004 was 2.24%.
(c) The interest rate at December 31, 2004 was 4.10%.

ITEM 2.            ACQUISITIONS OR SALES OF UTILITY ASSETS

Effective January 1, 2004, PSNH completed the purchase of the distribution assets and retail franchise of Connecticut Valley Electric
Company (CVEC), a subsidiary of Central Vermont Public Service Corporation (CVPS), for $30.1 million. The purchase price included the book value of CVEC’s plant assets of approximately $9 million and an additional $21 million to terminate an above-market wholesale power purchase agreement CVEC had with CVPS.

ITEM 3.             ISSUE, SALE, PLEDGE, GUARANTEE, OR ASSUMPTION OF SYSTEM SECURITIES

Descriptions of transactions involving the issue, sale, pledge, guarantee, or assumption of system securities, including short-term borrowings, have been filed pursuant to Rule 24, with the exception of certain NU guarantees incident to the procurement of surety bonds and the issue of certain securities, as described below.

In the ordinary course of their businesses, the NU subsidiary companies are required to provide surety or performance bonds. From time to time, NU guarantees the payment of such a bond by its subsidiary through the indemnification of the surety company or agency which has agreed to provide the bond. NU's guarantee of these surety bonds is exempt from the provisions of Section 12(b) of the Public Utility Holding Company Act of 1935, pursuant to Rule 45(b)(6) thereunder. As of December 31, 2004, NU had $10.9 million of such guarantees outstanding. The highest amount outstanding during 2004 was $40.8 million on January 31, 2004.

At various times from January 1, 2004 through December 31, 2004, Select Energy has issued debt to NU in reliance on Rule 52. The highest balance outstanding through the year was $65 million on January 2, 2004, and the balance at December 31, 2004 was zero. The interest rate matched the interest rate charged to NU under its revolving credit facility at the time of the issuance.

In addition, information relating to the following issuances has been filed on Form U-6B-2 in accordance with Rule 52:

1.     On January 30, 2004, Yankee Gas issued $75 million of first mortgage bonds (the Series G Bonds) with a coupon of 4.80 percent and a maturity of January 1, 2014. Form U-6B-2 for this transaction was filed on February 9, 2004.

2.     On June 30, 2004, Boulos renewed a promissory note payable to BankNorth N.A. in the aggregate principal amount of $6 million, initially issued on December 29, 2003. Form U-6B-2 for these transactions was filed on August 12, 2004.

3.     On July 12, 2004, PSNH entered into a treasury rate lock with Salomon Smith Barney in the notional amount of $50 million, an interest rate of 4.479 percent and a termination date of July 16, 2004. Form U-6B-2 for this transaction was filed on July 12, 2004.

4.     On July 22, 2004, PSNH issued $50 million of first mortgage bonds (the Series L Bonds) with a fixed coupon rate of 5.25 percent and a maturity of July 15, 2014. Form U-6B-2 for this transaction was filed on August 2, 2004.

5.     On September 17, 2004, CL&P issued $150 million of first mortgage bonds (the Series A Bonds) with a fixed coupon of 4.80 percent and a maturity of September 15, 2014. CL&P also issued $130 million of first mortgage bonds (the Series B Bonds) with a fixed coupon of 5.75 percent and a maturity of September 15, 2034. Form U-6B-2 for this transaction was filed on September 24, 2004.

6.     On September 23, 2004, WMECO issued $50 million in senior unsecured notes (the Series B Notes) with a coupon of 5.90 percent and a maturity of September 15, 2034. Form U-6B-2 for this transaction was filed on September 27, 2004.

7.     On November 15, 2004, Yankee Gas issued $50 million of first mortgage bonds (the Series H Bonds) with a fixed coupon of 5.26 percent and a maturity of November 1, 2019. Form U-6B-2 for this transaction was filed on November 24, 2004.

ITEM 4.                 ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES (1)

		Number of Shares or Principal Amount
	Name of Company
	Acquiring,
Name of Issuer and Title of Issue	Redeeming or Retiring	Acquired	Redeemed or Retired	Consideration

CL&P, 8.50% Series C	CL&P	None	$59,000,000	$59,000,000
Yankee Gas, 10.07% Series A-E	Yankee Gas	None	15,200,000	15,200,000
Yankee Gas, 8.63% Series C	Yankee Gas	None	20,000,000	20,000,000

(1)           For acquisitions, redemptions or retirements of system securities, other than preferred stock, all transactions are exempt pursuant to Rule 42, except as noted.

ITEM 5.                INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

			Number of	% of	Carrying
			Shares/	Voting	Value
Name of Owner	Name of Issuer	Security Owned	Book Value	Power	to Owners
					(Thousands)

WMECO	Massachusetts Mutual Life Insurance	Note	–	–	$190
	(Insurance)

PSNH	Amoskeag Industries, Inc.	Stock	1,000 shares	–	$100
	(Manufacturer)

11 Subsidiaries (2)	Various	Stock, Debentures	–	–	$154
		and Notes

Mode 1 Communications, Inc.	NEON Communications, Inc.	Stock	2,129,095 shares	–	$8,822
	(Telecommunications)

YESCO	BMC Energy LLC	Note	$1.3 million note	–	$1,302
	(Energy Related)

(2)           Comprised of CL&P, WMECO, HWP, Quinnehtuk, NUSCO, NU Parent, PSNH, Yankee, NUEI, SESI and RRR.

ITEM 6.           OFFICERS AND DIRECTORS

Part I.                 As of December 31, 2004

1.	The following is a list of the names and principal business addresses of the individuals who are Trustees of Northeast Utilities (NU), but who are not officers or directors of any other NU system company. The names of the officers and directors of system companies appear in Section 2 below.

Mr. Richard H. Booth	Elizabeth T. Kennan
Hartford Steam Boiler Inspection	c/o Northeast Utilities
&Insurance Company	P.O. Box 270
One State Street	Hartford, CT 06141-0270
Hartford, CT 06102

Cotton Mather Cleveland	Robert E. Patricelli
Mather Associates	Women’s Health USA, Inc.
75 Newport Road, Suite 208	and Evolution Benefits, Inc.
New London, NH 03257	22 Waterville Road
Avon, CT 06001

Sanford Cloud, Jr.	John F. Swope
The National Conference for	c/o Northeast Utilities
Community and Justice	P. O. Box 270
475 Park Avenue South, 19th Floor	Hartford, CT 06141-0270
New York, NY 10016

Mr. James F. Cordes
c/o Northeast Utilities
P. O. Box 270
Hartford, CT 06141-0270

E. Gail de Planque, Ph.D
c/o Northeast Utilities
P. O. Box 270
Hartford, CT 06141-0271

John G. Graham
c/o Northeast Utilities
P. O. Box 270
Hartford, CT 06141-0271

2.	Following are the names of and positions held by the officers and directors of all system companies (excluding the Trustees of Northeast Utilities who are listed in Section 1 above).

NAMES OF SYSTEM COMPANIES WITH WHICH CONNECTED AS OF DECEMBER 31, 2004

	NU	NUSCO	CL&P

Charles W. Shivery	CHB, P, CEO, T	CH, P, CEO, D
John H. Forsgren	VC, EVP, CFO, T	EVP, CFO, D	EVP, CFO
Cheryl W. Grisé	PU	PU, D	CEO, D
Lawrence E. De Simone	PC	PC, D
Kerry J. Kuhlman (1)
Gary A. Long (2)
Leon J. Olivier			P, COO, D
Dennis E. Welch
Christopher L. Beschler
David H. Boguslawski		VP	VP, D
Gregory B. Butler	SVP, S, GC	SVP, S, GC
Mary Jo Keating		VP
Jeffrey R. Kotkin		VP
Jean M. LaVecchia		VP
Dana L. Louth			VP
John M. MacDonald (2)
David R. McHale	VP, TRS	VP, TRS
Margaret L. Morton		VP
James A. Muntz			VP
William J. Nadeau (3)
Raymond P. Necci		VP
Rodney O. Powell			VP
Paul E. Ramsey (2)
John P. Stack	VP, C	VP, C	VP, C
Lisa J. Thibdaue		VP
Roger C. Zaklukiewicz			VP
Robert A. Bersak (2)
O. Kay Comendul			S
Randy A. Shoop			TRS
Daniel P. Venora
Patricia A. Wood (1)
Cynthia A. Reames (4)
Christopher T. Burt (4)
Michelle Moezzi (5)
Murry K. Staples

	HP&E	HWP	PSNH

Charles W. Shivery
John H. Forsgren			EVP, CFO, D
Cheryl W. Grisé	P, D	P, D	CEO, D
Lawrence E. De Simone
Kerry J. Kuhlman	D	D
Gary A. Long			P, COO, D
Leon J. Olivier
Dennis E. Welch
Christopher L. Beschler
David H. Boguslawski	D	D	VP, D
Gregory B. Butler
Mary Jo Keating
Jeffrey R. Kotkin
Jean M. LaVecchia
Dana L. Louth
John M. MacDonald			VP
David R. McHale	VP, TRS	VP, TRS	VP, TRS
Margaret L. Morton
James A. Muntz
William J. Nadeau	VP	VP
Raymond P. Necci
Rodney O. Powell
Paul E. Ramsey			VP
John P. Stack	VP, C	VP, C	VP, C
Lisa J. Thibdaue
Roger C. Zaklukiewicz	VP	VP	VP
Robert A. Bersak
O. Kay Comendul	S, CL	S, CL	S
Randy A. Shoop
Daniel P. Venora
Patricia A. Wood
Cynthia A. Reames
Christopher T. Burt
Michelle Moezzi
Murry K. Staples

	WMECO	Mode 1	PI

Charles W. Shivery		D
John H. Forsgren	EVP, CFO, D	D
Cheryl W. Grisé	CEO, D
Lawrence E. De Simone
Kerry J. Kuhlman	P, COO, D
Gary A. Long			P, D
Leon J. Olivier
Dennis E. Welch
Christopher L. Beschler
David H. Boguslawski	VP, D
Gregory B. Butler
Mary Jo Keating
Jeffrey R. Kotkin
Jean M. LaVecchia
Dana L. Louth
John M. MacDonald
David R. McHale	VP, TRS	VP, TRS	VP, TRS
Margaret L. Morton
James A. Muntz
William J. Nadeau
Raymond P. Necci
Rodney O. Powell
Paul E. Ramsey			VP, D
John P. Stack	VP, C	VP, C	VP, C
Lisa J. Thibdaue
Roger C. Zaklukiewicz	VP
Robert A. Bersak			S, D
O. Kay Comendul		S
Randy A. Shoop
Daniel P. Venora
Patricia A. Wood	CL
Cynthia A. Reames
Christopher T. Burt
Michelle Moezzi
Murry K. Staples

	Quinn.	RRR	CRC

Charles W. Shivery	P, D	P, D
John H. Forsgren
Cheryl W. Grisé	D	D	D
Lawrence E. De Simone
Kerry J. Kuhlman
Gary A. Long
Leon J. Olivier			P, D
Dennis E. Welch
Christopher L. Beschler
David H. Boguslawski	D	D	D
Gregory B. Butler
Mary Jo Keating
Jeffrey R. Kotkin
Jean M. LaVecchia
Dana L. Louth
John M. MacDonald
David R. McHale	VP, TRS	VP, TRS
Margaret L. Morton
James A. Muntz
William J. Nadeau
Raymond P. Necci
Rodney O. Powell
Paul E. Ramsey
John P. Stack	VP, C	VP, C	VP, C
Lisa J. Thibdaue
Roger C. Zaklukiewicz	VP	VP
Robert A. Bersak
O. Kay Comendul		S	S
Randy A. Shoop			TRS
Daniel P. Venora
Patricia A. Wood	CL
Cynthia A. Reames			D
Christopher T. Burt
Michelle Moezzi
Murry K. Staples

	Conn Steam	Nutmeg Power	EPI

Charles W. Shivery
John H. Forsgren
Cheryl W. Grisé	D	D	D
Lawrence E. De Simone
Kerry J. Kuhlman
Gary A. Long
Leon J. Olivier
Dennis E. Welch
Christopher L. Beschler
David H. Boguslawski	P	P	P
Gregory B. Butler
Mary Jo Keating
Jeffrey R. Kotkin
Jean M. LaVecchia
Dana L. Louth
John M. MacDonald
David R. McHale
Margaret L. Morton
James A. Muntz
William J. Nadeau
Raymond P. Necci
Rodney O. Powell
Paul E. Ramsey
John P. Stack	VP, C	VP, C	VP, C
Lisa J. Thibdaue
Roger C. Zaklukiewicz
Robert A. Bersak
O. Kay Comendul	S, D	S, D	S, D
Randy A. Shoop	TRS	TRS	TRS
Daniel P. Venora	D	D	D
Patricia A. Wood
Cynthia A. Reames
Christopher T. Burt
Michelle Moezzi
Murry K. Staples

	YES	YEFSCO

Charles W. Shivery
John H. Forsgren	EVP, CFO, D	EVP, CFO, D
Cheryl W. Grisé	CEO, D	CEO, D
Lawrence E. De Simone
Kerry J. Kuhlman
Gary A. Long
Leon J. Olivier
Dennis E. Welch	P, COO, D	P, COO, D
Christopher L. Beschler
David H. Boguslawski
Gregory B. Butler	SVP, S, GC	SVP, S, GC
Mary Jo Keating
Jeffery R. Kotkin
Jean M. LaVecchia
Dana L. Louth
John M. MacDonald
David R. McHale	VP, TRS	VP, TRS
Margaret L. Morton
James A. Muntz
William J. Nadeau
Raymond P. Necci
Rodney O. Powell
Paul E. Ramsey
John P. Stack	VP, C	VP, C
Lisa J. Thibdaue
Roger C. Zaklukiewicz
Robert A. Bersak
O. Kay Comendul
Randy A. Shoop
Daniel P. Venora
Patricia A. Wood
Cynthia A. Reames
Christopher T. Burt
Michelle Moezzi
Murry K. Staples

	YGSCO	YESCO	NORCONN

Charles W. Shivery
John H. Forsgren	EVP, CFO, D	EVP, CFO, D	EVP, CFO, D
Cheryl W. Grisé	CEO, D	CEO, D	CEO, D
Lawrence E. De Simone
Kerry J. Kuhlman
Gary A. Long
Leon J. Olivier
Dennis E. Welch	P, COO, D	P, COO, D	P, COO, D
Christopher L. Beschler	VP
David H. Boguslawski
Gregory B. Butler	SVP, S, GC	SVP, S, GC	SVP, S, GC
Mary Jo Keating
Jeffrey R. Kotkin
Jean M. LaVecchia
Dana L. Louth
John M. MacDonald
David R. McHale	VP, TRS	VP, TRS	VP, TRS
Margaret L. Morton
James A. Muntz
William J. Nadeau
Raymond P. Necci
Rodney O. Powell
Paul E. Ramsey
John P. Stack	VP, C	VP, C	VP, C
Lisa J. Thibdaue
Roger C. Zaklukiewicz
Robert A. Bersak
O. Kay Comendul
Randy A. Shoop
Daniel P. Venora
Patricia A. Wood
Cynthia A. Reames
Christopher T. Burt
Michelle Moezzi
Murry K. Staples

	HOUSATONIC	RMS	CLP FUNDING (6)

Charles W. Shivery
John H. Forsgren	EVP, CFO, D	EVP, CFO, D
Cheryl W. Grisé	CEO, D	CEO, D
Lawrence E. De Simone
Kerry J. Kuhlman
Gary A. Long
Leon J. Olivier
Dennis E. Welch	P, COO, D	P, COO, D
Christopher L. Beschler
David H. Boguslawski			D, MC
Gregory B. Butler	SVP, S, GC	SVP, S, GC
Mary Jo Keating
Jeffrey R. Kotkin
Jean M. LaVecchia
Dana L. Louth
John M. MacDonald
David R. McHale	VP, TRS	VP, TRS
Margaret L. Morton
James A. Muntz
William J. Nadeau
Raymond P. Necci
Rodney O. Powell			D, MC
Paul E. Ramsey
John P. Stack	VP, C	VP, C	VP, TRS
Lisa J. Thibdaue
Roger C. Zaklukiewicz
Robert A. Bersak
O. Kay Comendul			S
Randy A. Shoop			P, D, MC
Daniel P. Venora
Patricia A. Wood
Christopher T. Burt			D, MC
Michelle Moezzi			D, MC
Murry K. Staples		VP

	PSNH FUNDING (7)	PSNH FUNDING 2 (7)	WMECO FUNDING (8)

Charles W. Shivery
John H. Forsgren
Cheryl W. Grisé
Lawrence E. De Simone
Kerry J. Kuhlman			D, MC
Gary A. Long	D, MC	D, MC
Leon J. Olivier
Dennis E. Welch
Christopher L. Beschler
David H. Boguslawski			D, MC
Gregory B. Butler
Mary Jo Keating
Jeffrey R. Kotkin
Jean M. LaVecchia
Dana L. Louth
John M. MacDonald
David R. McHale
Margaret L. Morton
James A. Muntz
William J. Nadeau
Raymond P. Necci
Rodney O. Powell
Paul E. Ramsey	D, MC	D, MC
John P. Stack	VP, TRS	VP, TRS	VP, TRS
Lisa J. Thibdaue
Roger C. Zaklukiewicz
Robert A. Bersak
O. Kay Comendul	S	S	S
Randy A. Shoop	P, D, MC	P, D, MC	P, D, MC
Daniel P. Venora
Patricia A. Wood
Cynthia A. Reames
Christopher T. Burt	D, MC	D, MC	D, MC
Michelle Moezzi	D, MC	D, MC	D, MC
Murry K. Staples

	NAEC	NAESCO	NNECO

Charles W. Shivery	D	D	D
John H. Forsgren	D	D	D
Cheryl W. Grisé	P, D	P, D	P, D
Lawrence E. De Simone
Kerry J. Kuhlman
Gary A. Long
Leon J. Olivier
Dennis E. Welch
Christopher L. Beschler
David H. Boguslawski
Gregory B. Butler
Mary Jo Keating
Jeffrey R. Kotkin
Jean M. LaVecchia
Dana L. Louth
John M. MacDonald
David R. McHale	VP, TRS	VP, TRS	VP, TRS
Margaret L. Morton
James A. Muntz
William J. Nadeau
Raymond P. Necci
Rodney O. Powell
Paul E. Ramsey
John P. Stack
Lisa J. Thibdaue
Roger C. Zaklukiewicz
Robert A. Bersak
O. Kay Comendul	S	S	S
Randy A. Shoop
Daniel P. Venora
Patricia A. Wood
Cynthia A. Reames
Christopher T. Burt
Michelle Moezzi
Murry K. Staples

	COE	SESI	HEC/CJTS

Lawrence E. De Simone
William W. Schivley		CHB, D
James B. Redden (9)		P, D	P, D
Armando J. Barone (10)
Joseph F. Bellefeuille (11)
Richard J. Cohen (12)
Annette M. Durnack (12)
Stephen J. Fabiani
Linda A. Jensen (9)		VP, TRS, CL	TRS, S, D
William J. Nadeau	D
John J. Roman		D
Jeffrey M. Warren (11)
Carol L. Carver (9)
Christopher Fogarty (11)
Frederic Lee Klein	S
John M. Boardman
Thomas M. Driscoll (13)
Michael A. Paolella (3)
Christopher T. Burt			D
Michelle Moezzi			D
Neil Petchers (14)
Barbara Casey (9)
Britta MacIntosh (9)
Scott Silver (14)
Brian J. Grosjean (3)
Richard C. Neugebaur (15)
Michael J. Giarratano (15)
James A. Ginnetti
Jeffrey M. Towles (3)

	ERI/HEC (16)	HTEP	RFS

Lawrence E. De Simone
William W. Schivley		CH, D	P, D
James B. Redden	MC	P, D	D
Armando J. Barone
Joseph F. Bellefeuille			SVP
Richard J. Cohen
John J. Roman		D	D
Annette M. Durnack
Stephen J. Fabiani
Linda A. Jensen	TRS	VP, TRS, CL	TRS
William J. Nadeau
Jeffrey M. Warren			VP
Carol L. Carver			S
Christopher Fogarty
Frederic Lee Klein
John M. Boardman
Thomas M. Driscoll
Michael A. Paolella
Christopher T. Burt
Michelle Moezzi
Neil Petchers	VC, MC
Barbara Casey	S
Britta MacIntosh	C, MC
Scott Silver	MC
Brian J. Grosjean
Richard C. Neugebaur
Michael J. Giarratano
James A. Ginnetti
Jeffrey M. Towles

	NUEI	NGC	NGS

Lawrence E. De Simone	P, CEO, D
William W. Schivley	D	CH, D	CH P, D
James B. Redden	D
Armando J. Barone
Joseph F. Bellefeuille
Richard J. Cohen
Annette M. Durnack
Stephen J. Fabiani
Linda A. Jensen
William J. Nadeau	D	P, D	VP, COO, D
John J. Roman	VP, C, D	D	D
Jeffrey M. Warren
Carol L. Carver
Christopher Fogarty
Frederic Lee Klein	S	S	S
John M. Boardman
Thomas M. Driscoll
Michael A. Paolella
Christopher T. Burt
Michelle Moezzi
Neil Petchers
Barbara Casey
Britta MacIntosh
Scott Silver
Brian J. Grosjean
Richard C. Neugebaur
Michael J. Giarratano
James A. Ginnetti
Jeffrey M. Towles

	WEC	WNS	GREENPORT (17)

Lawrence E. De Simone
William W. Schivley
James B. Redden
Armando J. Barone
Joseph F. Bellefeuille
Richard J. Cohen
Annette M. Durnack
Stephen J. Fabiani
Linda A. Jensen
William J. Nadeau	VP, COO, D	VP, COO, D
John J. Roman	D	D
Jeffrey M. Warren
Carol L. Carver
Christopher Fogarty
Frederic Lee Klein	S	S
John M. Boardman
Thomas M. Driscoll	D	D
Michael A. Paolella			VP, S, TRS
Christopher T. Burt
Michelle Moezzi
Neil Petchers
Barbara Casey
Britta MacIntosh
Scott Silver
Brian J. Grosjean			D
Richard C. Neugebaur			D
Michael J. Giarratano			P
James A. Ginnetti
Jeffrey M. Towles			D

	Select	SENY	SECI

Lawrence E. De Simone
William W. Schivley	CH, P, D	P, D	CHB, CEO, D
James B. Redden			P, D
Armando J. Barone			VP
Joseph F. Bellefeuille			SVP
Richard J. Cohen		VP
Annette M. Durnack		VP
Stephen J. Fabiani	VP, D	D
Linda A. Jensen			TRS
William J. Nadeau
John J. Roman	D	D	D
Jeffrey M. Warren			VP
Carol L. Carver			CL
Christopher Fogarty			C
Frederic Lee Klein	S	S
John M. Boardman	C	TRS
Thomas M. Driscoll
Michael A. Paolella
Christopher T. Burt
Michelle Moezzi
Neil Petchers
Barbara Casey
Britta MacIntosh
Scott Silver
Brian J. Grosjean
Richard C. Neugebaur
Michael J. Giarratano
James A. Ginnetti	D	D
Jeffrey M. Towles

	ESB	NGSM

Lawrence E. De Simone
William W. Schivley		CH, P, D
James B. Redden
Armando J. Barone
Joseph F. Bellefeuille
Richard J. Cohen
Annette M. Durnack
Stephen J. Fabiani
Linda A. Jensen
William J. Nadeau	VP, COO, D	VP, COO, D
John J. Roman	D	D
Jeffrey M. Warren
Carol L. Carver
Christopher Fogarty
Frederic Lee Klein	S	S
John M. Boardman
Thomas M. Driscoll	D
Michael A. Paolella
Christopher T. Burt
Michelle Moezzi
Neil Petchers
Barbara Casey
Britta MacIntosh
Scott Silver
Brian J. Grosjean
Richard C. Neugebaur
Michael J. Giarratano
James A. Ginnetti
Jeffrey M. Towles

	CYAPCO	YAEC	MYAPCO
Bruce D. Kenyon (18)	CEO, D, CHB	CEO, D, CHB	D
Richard M. Kacich (19)		P	D
Wayne Norton (18)	P
Kenneth J. Heider (18)	VP
Gregory A. Maret (19)		VP
Gerald Garfield (20)	GC	GC
Merrill J. Atkins (19)	AGC, S	AGC, CL
Kathleen Jewell-Kelleher (19)	TRS, C	TRS, C
Michael J. Hager (21)	D	D	D
William S. Hass (21)	D	D	D
Neven Rabadjija (22)	D	D
Robert H. Martin (23)	D	D	D
Raymond P. Necci	D	D
Frederic E. Greenman (24)	D	D	D
Stephen W. Page (25)	D	D	D
Randy A. Shoop	D	D
William J. Quinlan	D
James A. Muntz	D
Frank Rothen (26)	D
James F. Crowe (22)	D
Gerald C. Poulin (27)	D	D	CHB, D
Ted C. Feigenbaum (28)			P, CEO
Michael J. Meisner (28)			VP, CNO
Michael E. Thomas (28)	VP, CFO	VP, CFO	VP, CFO
Carrie D. Guerrette (28)			TRS
William M. Finn (29)			S
Brent M. Boyles (30)			D
Sara J. Burns (29)			D
Curtis I. Call (31)			D
James L. Connors (32)			D
Robert J. DeAngelo			D
R. Scott Mahoney (29)			CL, D
Peter J. Moynihan (33)			D
Thomas E. Murley (34)			D
Kirk L. Ramsauer (35)			D

The principal business address of the individuals listed above is 107 Selden Street, Berlin, Connecticut 06037, except as otherwise noted.

(1)	Principal business address is: Western Massachusetts Electric Company, One Federal Street, Building 111-4, Springfield, Massachusetts 01105.

(2)	Principal business address is: Public Service Company of New Hampshire, 780 N. Commercial Street, Manchester, New Hampshire 03101.

(3)	Principal business address is: Northeast Generation Services Company, 301 Hammer Mill Road, Rocky Hill, Connecticut 06043.

(4)	Principal business address is: AMACAR Group, 6526 Morrison Boulevard, Suite 318, Charlotte, North Carolina 28211.

(5)	Principal business address is: Global Securitization Services, LLC, 114 West 47th Street, Suite 1715, New York, New York 10036.

(6)	CLP Funding LLC is a Delaware limited liability company formed to issue rate reduction bonds. CL&P is the sole member.

(7)	PSNH Funding LLC and PSNH Funding LLC 2 are Delaware limited liability companies formed to issue rate reduction bonds. PSNH is the sole member of each.

(8)	WMECO Funding LLC is a Delaware limited liability company formed to issue rate reduction bonds. WMECO is the sole member.

(9)	Principal business address is: Select Energy Services, Inc., 24 Prime Parkway, Natick, Massachusetts 01760.

(10)	Principal business address is: Select Energy Contracting, Inc., 383 Middle Street, Suite 101, Bristol, Connecticut 06010.

(11)	Principal business address is: Select Energy Contracting, Inc., 605 Front Street, Manchester, New Hampshire 03102.

(12)	Principal business address is: Select Energy New York, Inc., 507 Plum Street, Syracuse, New York 13204.

(13)	Principal business address is: E. S. Boulos Company, Five Star Industrial Park, Westbrook, Maine 04092.

(14)	Principal business address is: ERI Services, Inc., 350 Fairfield Avenue, Bridgeport, Connecticut 06604.

(15)	Principal business address is: Hawkeye Electric, LLC, 2 Access Road, Patchogue, New York 11772.

(16)	ERI/HEC EFA-Med, LLC is a Delaware limited liability company formed to perform energy services work for the United States Navy. Select Energy Services, Inc. owns 50% membership interest and ERI Services, Inc., owns 50% membership ownership interest.

(17)	Greenport Power, LLC is a New York limited liability company formed to construct a peaking power plant for Global Common LLC in Greenport, Long Island, New York. Northeast Generation Services Company owns 50% membership interest and Hawkeye Electric, LLC owns 50% membership ownership interest.

(18)	Principal business address is: Connecticut Yankee Atomic Power Company, 362 Injun Hollow Road, East Hampton, Connecticut 06424.

(19)	Principal business address is: Yankee Atomic Electric Company, 19 Midstate Drive, Auburn, Massachusetts 01501.

(20)	Principal business address is: Day, Berry & Howard LLP, CityPlace I, Hartford, Connecticut 06103.

(21)	Principal business address is: 55 Bearfoot Road, Northboro, Massachusetts 01532.

(22)	Principal business address is: NSTAR Electric & Gas Corporation, 800 Boylston Street, 17th Floor, Boston, Massachusetts 02199.

(23)	Principal business address is: NSTAR Electric & Gas Corporation, One NSTAR Way, NE220, Westwood, Massachusetts 02090.

(24)	Principal business address is: National Grid USA Service Company, Inc., 42 Fuller Brook Road, Wellesley, Massachusetts 02181.

(25)	Principal business address is: Central Vermont Public Service Corp., 77 Grove Street, Rutland, Vermont 05701

(26)	Principal business address is: 188 Great Neck Road, Waterford, Connecticut 06385.

(27)	Principal business address is: 64 Tallwood Drive, Readfield, Maine 04355.

(28)	Principal business address is: Maine Yankee Atomic Power Company, 321 Old Fery Road, Wiscasset, Maine 04578.

(29)	Principal business address is: Central Maine Power Company, Edison Drive, Augusta, Maine 04336.

(30)	Principal business address is: Maine Public Service Company, 209 State Street, P. O. Box 1209, Presque Isle, Maine 04769.

(31)	Principal business address is: Energy East Management Corporation, 52 Farm View Drive, New Gloucester, Maine 04260.

(32)	Principal business address is: EMERA Energy, Inc., 1894 Barrington Street, Barrington Tower, Halifax, Nova Scotia, Canada B3J2A8.

(33)	Principal business address is: 103 Brookside Road, Portland, Maine 04103.

(34)	Principal business address is: 9106 McDonald Drive, Bethesda, Maryland 20817.

(35)	Principal business address is: National Grid USA Service Company, Inc., 25 Research Drive, Westborough, Massachusetts 01582.

KEY:
AGC	–	Assistant General Counsel
AT	–	Associate Trustee
AVP	–	Assistant Vice President
C	–	Controller
CAO	–	Chief Administrative Officer
CEO	–	Chief Executive Officer
CFO	–	Chief Financial Officer
CIO	–	Chief Information Officer
CH	–	Chairman
CHB	–	Chairman of the Board
CH(E)	–	Chairman of the Executive Committee
CL	–	Clerk
COMP	–	Comptroller
CNO	–	Chief Nuclear Officer
D	–	Director
DS	–	Director of Services
EVP	–	Executive Vice President
ED	–	Executive Director
GC	–	General Counsel
MC	–	Member of Management Committee
P	–	President
PC	–	President – Competitive Group
PG	–	President - Generation Group
PN	–	President – Nuclear Group

PU	–	President - Utility Group
PCT	–	President - Connecticut Division
PNH	–	President - New Hampshire Division
S	–	Secretary
SVP	–	Senior Vice President
T	–	Trustee
TRS	–	Treasurer
VC	–	Vice Chairman
VP	–	Vice President

NU	–	Northeast Utilities
ESB	–	E. S. Boulos Company
CL&P	–	The Connecticut Light and Power Company
CL&P Funding	–	CL&P Funding LLC
COE	–	Charter Oak Energy, Inc.
Conn Steam	–	The Connecticut Steam Company
CRC	–	CL&P Receivables Corporation
CYAPCO	–	Connecticut Yankee Atomic Power Company
EPI	–	Electric Power, Incorporated
ERI/HEC	–	ERI/HEC EFA-Med, LLC
GREENPORT	–	Greenport Power, LLC
HEC/CJTS	–	HEC/CJTS Energy Center LLC
HOUSATONIC	–	Housatonic Corporation
HWP	–	Holyoke Water Power Company
Mode 1	–	Mode 1 Communications, Inc.
MYAPCO	–	Maine Yankee Atomic Power Company
NAEC	–	North Atlantic Energy Corporation
NAESCO	–	North Atlantic Energy Service Corporation
NGC	–	Northeast Generation Company
NGS	–	Northeast Generation Services Company
NGSM	–	NGS Mechanical, Inc.
NNECO	–	Northeast Nuclear Energy Company
NORCONN	–	NorConn Properties, Inc.
NUEI	–	NU Enterprises, Inc.
NUSCO	–	Northeast Utilities Service Company
Nutmeg Power	–	The Nutmeg Power Company
PI	–	Properties, Inc.
PSNH	–	Public Service Company of New Hampshire
PSNH Funding	–	PSNH Funding LLC
PSNH Funding 2	–	PSNH Funding LLC 2
Quinn.	–	The Quinnehtuk Company
RFS	–	Reeds Ferry Supply Co., Inc.
RMS	–	R. M. Services, Inc.
RRR	–	The Rocky River Realty Company
SECI	–	Select Energy Contracting, Inc.
Select	–	Select Energy, Inc.
SENY	–	Select Energy New York, Inc.
SESI	–	Select Energy Services, Inc.
WES	–	Woods Electrical Co., Inc.
WMECO	–	Western Massachusetts Electric Company
WMECO Funding	–	WMECO Funding LLC
WNS	–	Woods Network Services, Inc.
YES	–	Yankee Energy System, Inc.
YEFSCO	–	Yankee Energy Financial Services Company
YESCO	–	Yankee Energy Services Company
YGSCO	–	Yankee Gas Services Company
YAEC	–	Yankee Atomic Electric Company

Part II. The following is a list of the officers, Directors and Trustees who have financial connections within the provisions of Section 17(c) of the Act.

Name of Officer or Director	Name and Location of Financial Institution	Position Held in Financial Institution	Applicable Exemption Rule*
(1)	(2)	(3)	(4)

Cotton M. Cleveland	Ledyard National Bank	Director	A
Ledyard, New Hampshire

James F. Cordes	Comerica Bank Texas	Director	B

Cheryl W. Grisé	MetLife, Inc. Long Island City, New York	Director	D

Gary A. Long	Citizens Bank - NH Manchester, New Hampshire	Director	F

“A” designates Rule 70(a)
“B” designates Rule 70(b)
“D” designates Rule 70(d)
“F” designated Rule 70(f)

ITEM 6.           OFFICERS AND DIRECTORS (Continued)

Part III. The information provided herein is applicable to all system companies, except as indicated otherwise.

(a)	The compensation of Trustees, Directors, and Executive Officers of system companies:

i.	Compensation of NU Trustees

Each Trustee who is not an employee of Northeast Utilities or its subsidiaries receives an annual retainer. The Lead Trustee and the Chairs of the Audit, Compensation, Corporate Affairs, Corporate Governance and Finance Committees receive additional annual retainers. All retainers are payable quarterly. The following table sets forth the amounts of the annual retainers for 2004 and 2005:

	2004	2005
Trustees	$25,000	$25,000
Lead Trustee	$50,000	$50,000
Audit Committee	$10,000	$20,000
Compensation Committee	$5,000	$15,000
Corporate Affairs Committee	$4,000	$7,500
Corporate Governance Committee	$4,000	$7,500
Finance Committee	$4,000	$7,500

Beginning on January 1, 2005, one-half of the value of the payments to the Chairs of the Audit and Compensation Committees is payable in the form of NU Common Shares.

A non-employee Trustee receives $1,500 and $1,250 ($1,000 in 2004) for each meeting attended of the Board or its Committees, respectively, or, for participation in a meeting by conference telephone, $1,000 for a Board meeting and $850 ($675 in 2004) for a Committee meeting. However, members of the Audit Committee will receive $1,250 for certain meetings held by conference telephone during 2005.

A non-employee Trustee who is asked by either the Board of Trustees or the Chairman of the Board to perform extra Board-related services in the interest of the Northeast Utilities System may receive additional compensation of $750 per half-day plus necessary expenses. When the spouses of Trustees are asked to attend functions of the Board, the Company’s pays for the travel-related expenses of the spouses that attend such functions. The payment of a Trustee’s spousal expenses is considered imputed income to the individual Trustee. In addition, the Company makes a gross-up payment to each such Trustee to cover the tax liability for the imputed income associated with the spousal expenses. The cumulative amount of such payments for 2004 was approximately $37,308.

In December 2003 the Board elected Dr. Kennan as interim Chairman of the Board and formed a Search Committee following Mr. Morris’s announced retirement. In January 2004, the Compensation Committee approved compensation for the interim Chairman of the Board and for members of the Search Committee. During her tenure as interim Chairman of the Board, which ended upon the election of Mr. Shivery as a Trustee and as Chairman of the Board, President and Chief Executive Officer on March 29, 2004, Dr. Kennan was paid $40,000 per month in lieu of all retainers and meeting fees, and Dr. Kennan received $20,000 additional compensation for extra services performed during December 2003. Members of the Search Committee (except for Dr. Kennan) received a one-time payment of $10,000, and the Chair of the Search Committee (Mr. Cordes) received a one-time payment of $20,000, in lieu of normal meeting fees for all meetings of the Search Committee held during the search for a new chief executive officer for the Company.

Under the terms of the Northeast Utilities Incentive Plan, each non-employee Trustee is also eligible for stock-based grants. In January 2004, Dr. Kennan was granted 5,000 restricted share units and each other non-employee Trustee was granted 3,000 restricted share units under the Incentive Plan. Subject to any deferral election in effect, half of these units were paid as newly-issued shares in January 2005 and half will be paid as newly-issued shares in January 2009.

In January 2005, each non-employee Trustee was granted 3,000 restricted share units under the Incentive Plan. If a Trustee leaves the Board prior to January 10, 2006, such Trustee will forfeit a pro rata portion of these units. Absent such a forfeiture, and subject to any deferral election in effect, half of these units will be paid as newly-issued shares in January 2006 and half will be paid as newly-issued shares in January 2010, whether or not such individual is then a Trustee.

Prior to the beginning of each calendar year, non-employee Trustees may irrevocably elect to have all or any portion of their retainers and fees paid in the form of common shares of Northeast Utilities. Pursuant to the Northeast Utilities Deferred Compensation Plan for Trustees, each Trustee may also irrevocably elect to defer receipt of some or all cash and/or share compensation.

     ii.      Compensation of Subsidiary Directors

Employees serving as Directors of CL&P, PSNH and WMECO receive no special compensation on account of such service. CL&P, PSNH and WMECO had no non-employee Directors during 2003 or 2004.

     iii.     Compensation of Executive Officers

The following tables present the cash and non-cash compensation received by the Chief Executive Officer and the next four highest paid executive officers of NU, CL&P, PSNH, and WMECO during 2004, in accordance with rules of the SEC:

				Long-Term Compensation
		Annual Compensation			Awards		Payouts

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($) (Note 1)	Restricted Stock Award(s)($) (Note 2)	Securities Underlying Options/Stock Appreciation Rights (#)	Long-Term Incentive Program Payouts ($)	All Other Compensation ($) (Note 3)

Charles W. Shivery Chairman of the Board, President and Chief Executive Officer of NU (Note 5)	2004	799,380	200,000	3,754	866,244	–	–	43,150
	2003	554,616	674,000	8,946	220,004	–	–	16,639
	2002	306,731	200,000	224,594	–	29,204	–	7,615

John H. Forsgren Vice Chairman of NU, Executive Vice President and Chief Financial Officer of NU, PSNH and WMECO (Note 4)	2004	589,616	–	8,700	444,595	–	–	214,284
	2003	574,615	1,086,175	17,384	427,495	–	–	187,574
	2002	556,154	165,000	–	–	54,400	–	179,674

Cheryl W. Grisé President - Utility Group of NU and Chief Executive Officer of CL&P, PSNH and WMECO	2004	505,539	234,949	5,000	387,494	–	–	229,321
	2003	451,538	581,513	13,216	324,994	–	–	184,587
	2002	409,231	280,000	–	–	39,600	–	180,523

Gregory B. Butler Senior Vice President, Secretary and General Counsel of NU and NUSCO	2004	304,615	75,316	760	250,003	–		12,785
	2003	244,615	232,200	4,473	109,995	–	–	6,000
	2002	206,154	70,000	–	–	13,200	–	6,000

Leon J. Olivier President and Chief Operating Officer of CL&P (Note 6) (CL&P Table Only)	2004	330,693	143,521	107,993	81,696	–	–	12,523
	2003	317,100	275,000	3,192	78,505	–	–	18,343
	2002	303,908	138,000	–	–	9,900	–	9,117

Gary A. Long President and Chief Operating Officer of PSNH (PSNH Table Only)	2004	193,077	79,308	–	66,509	–	–	7,947
	2003	185,154	140,000	2,.643	65,002	–	–	5,555
	2002	178,154	70,000	–	–	8,100	–	5,345

Kerry J. Kuhlman President and Chief Operating Officer of WMECO (Note 7) (WMECO Table Only)	2004	187,000	63,879	–	64,704	–	–	7,682
	2003	180,015	125,000	2,542	62,499	–	–	5,400
	2002	173,093	62,000	–	–	7,900	–	5,193

David Boguslawski Vice President - Transmission	2004	217,308	42,957	–	75,206	–	–	9,006
	2003	204,616	155,390	–	75,000	–	–	9,050
	2002	190,654	75,000	–	–	8,600	–	5,720

William W. Schivley President - Select Energy, Inc. (Note 8)	2004	359,908	–	3,684	155,002	–	–	14,598
	2003	303,077	182,023	2,373	115,000	–	–	13,411
	2002	275,769	–	450	–	17,500	–	8,273

Notes:

(1)	“Other Annual Compensation” for Mr. Shivery includes $144,000 of relocation expenses in 2002, per his employment agreement. "Other Annual Compensation" for Mr. Olivier includes $105,966 of supplemental pension payments payable under his previous employment agreement with Northeast Nuclear Energy Company, an affiliate of CL&P. "Other Annual Compensation" for other officers includes miscellaneous items such as reimbursement for financial planning fees.

(2)	Restricted shares listed in the Table are valued as of the date of grant. The aggregate restricted share holdings by the individuals named in the table were, at December 31, 2004, 252,761 common shares, with an aggregate value of $4,764,545. The aggregate restricted share holdings by each of the individuals named in the table and the value thereof, at December 31, 2004, were 67,667 common shares ($1,275,711) for Mr. Shivery; 14,441 common shares ($272,213) for Mr. Schivley, 8,025 common shares ($151,271) for Mr. Boguslawski, 81,495 common shares ($1,536,181) for Mr. Forsgren; 61,926 common shares ($1,167,305) for Mrs. Grisé; 19,289 common shares ($363,598) for Mr. Butler; 8,560 common shares ($161,356) for Mr. Olivier; 7,027 common shares ($132,459) for Mr. Long and 6,797 common shares ($128,123) for Mrs. Kuhlman. Each of the individuals were awarded restricted share units as long term incentive compensation during 2004, which vest over four years, with 50% payable at vesting and 50% payable 4 years after vesting; dividends on restricted share units are reinvested and additional shares added as a result of reinvestment are vested and paid on the same schedule. In addition, Mr. Shivery was awarded 25,000 restricted shares in 2004 upon his appointment as Chairman, President and CEO; these shares vest over 4 years and dividends are paid out during the vesting period. In 2003, certain individuals were awarded restricted shares as long term compensation which vest over four years; dividends on these restricted shares are paid out during the vesting period. Payment of 50% of the 2003 annual incentive payout for Mr. Shivery, Mr. Forsgren and Mrs. Grisé was made in restricted share units which vest over three years and on which dividends are reinvested during the vesting period. Payment of 50 percent of the 2001 and 2002 annual bonuses of each of Mr. Forsgren and Mrs. Grisé was made on February 25, 2002 and February 25, 2003, respectively, in the form of restricted shares vesting one-third on each of the next three anniversaries of these payments; dividends on these restricted shares granted in 2003 are paid out during the vesting period.

(3)	“All Other Compensation” for 2004 consists of employer matching contributions under the Northeast Utilities Service Company 401k Plan, generally available to all eligible employees ($6,150 for each named officer other than Mr. Forsgren - $0, Mr. Long - $5,792 and Mrs. Kuhlman - $5,610), matching contributions under the Deferred Compensation Plan for Executives (Mr. Shivery - $17,831, Mrs. Grisé - $9,016, Mr. Butler - $2,988 and Mr. Olivier - $3,771) and dividends on restricted stock (Mr. Shivery - $19,169, Mr. Forsgren - $14,172, Mrs. Grisé - $10,774, Mr. Butler - $3,647, Mr. Olivier - $2,603. Mr. Long - $2,155, Mr. Schivley –$3,813, Mr. Boguslawski - $369, and Mrs. Kuhlman - $2,072). For Mr. Forsgren and Mrs. Grisé, it also includes vested deferred compensation paid out in 2004 of $200,112 and $203,381, respectively (See Employment Contracts and Termination of Employment and Change in Control Arrangements, below).

(4)	Retired December 31, 2004.

(5)	Served as interim President effective January 1, 2004 and elected Chairman of the Board, President and Chief Executive Officer on March 29, 2004.

(6)	Mr. Olivier served as President of CL&P through January 17, 2005.

(7)	Mrs. Kuhlman served as President of WMECO through December 31, 2004.

(8)	Retired January 31, 2005.

Aggregated Options/SAR Exercises in Last
Fiscal Year and FY-End Option/SAR Values

	Shares With Respect to Which Options Were Exercised #)		Number of Securities Underlying Unexercised Options/SARs at Fiscal Year End (#)		Value of Unexercised In-the-Money Options/SARs at Fiscal Year End ($)

		Value Realized ($)

Name			Exercisable	Unexercisable	Exercisable	Unexercisable

Charles W. Shivery	–	–	19,349	9,675	–	–
John H. Forsgren	–	–	134,266	18,134	9,792	4,896
Cheryl W. Grisé	–	–	158,027	13,201	126,513	3,564
Gregory J. Butler	–	–	24,400	4,400	6,089	1,188
Leon J. Olivier (CL&P)	–	–	16,599	3,301	1,782	891
Gary A. Long (PSNH)	–	–	25,349	2,701	26,409	729
Kerry J. Kuhlman (WMECO)	–	–	26,230	2,634	28,596	711
David H. Boguslawski	6,672	$23,857	22,482	2,868	5,260	774
William W. Schivley	–	–	52,416	5,834	12,225	1,575

Long-Term Incentive Plans — Awards in Last Fiscal Year

Grants of three-year performance units were made during 2004 under the Northeast Utilities Incentive Plan to the Company’s officers. Payments will be made in cash following the close of the performance period. Threshold, target, and maximum payouts will be determined based on net income over the performance period. In the event of termination due to retirement, death, or disability, grants are prorated based on time in the performance period and their value shall be determined based on performance through the end of the performance period. In the event of a Change of Control, as defined, grants are prorated based on time in the performance period, their value shall be set at target, and their value shall be paid immediately. In the event of a Termination Upon a Change of Control, as defined, grants are fully vested, their value shall be set at target, and their value shall be paid immediately. Grants to the executive officers named in the Summary Compensation Table were as follows:

			Estimated Future Payouts Under Non-stock Price-Based Plans

(a)	(b)	(c)	(d)	(e)	(f)
	Number of Shares, Units or Other Rights (#)	Performance or Other Period Until Maturation or Payout
Name			Threshold ($)	Target ($)	Maximum ($)

Charles W. Shivery	4,000	1/1/2004-12/31/2006	160,000	400,000	560,000
John H. Forsgren	4,446	1/1/2004-12/31/2006	177,840	444,600	622,440
Cheryl W. Grisé	3,875	1/1/2004-12/31/2006	155,000	387,500	542,500
Gregory B. Butler	2,500	1/1/2004-12/31/2006	100,000	250,000	350,000
Leon J. Olivier (CL&P)	818	1/1/2004-12/31/2006	32,720	81,800	114,520
Gary A. Long (PSNH)	665	1/1/2004-12/31/2006	26,600	66,500	93,100
Kerry J. Kuhlman (WMECO)	648	1/1/2004-12/31/2006	25,920	64,800	90,720
William W. Schivley	1,550	1/1/2004-12/31/2006	62,000	155,000	217,000
David H. Boguslawski	753	1/1/2004-12/31/2006	30,120	75,300	105,420

     (b)          Their interest in the securities of system companies including options or other rights to acquire securities:

NU owns 100% of the outstanding common stock of CL&P, PSNH, and WMECO. The following table sets forth, as of March 1, 2005, (except for Mr. Forsgren’s beneficial ownership, which is given as of December 31, 2004, his last day as an Executive Officer of these companies and Mr. Schivley’s beneficial ownership which is given as of January 31, 2005, his last day as an Executive Officer) the beneficial ownership of the equity securities of NU by (i) Trustees of NU and Directors of CL&P, PSNH and WMECO, (ii) the Chief Executive Officer of each of NU, CL&P, PSNH and WMECO and the Executive Officers of CL&P, PSNH, and WMECO listed on the Summary Compensation Table and (iii) all of the current Executive Officers and directors of each of NU, CL&P, PSNH and WMECO, as a group. No equity securities of CL&P, PSNH, or WMECO are owned by the Trustees of NU or the Directors and Executive Officers of NU, CL&P, PSNH, and WMECO. Unless otherwise noted, each Trustee, Director and Executive Officer of CL&P, PSNH, and WMECO has sole voting and investment power with respect to the listed shares.

Title of Class	Name		Amount of Nature of Beneficial Ownership	Percent of Class

NU Common	Gregory B. Butler	(1)	44,957	(2)
NU Common	John H. Forsgren	(3)	164,226	(2)
NU Common	Cheryl W. Grisé	(4)	214,743	(2)
NU Common	Kerry J. Kuhlman (WMECO)	(5)	40,104	(2)
NU Common	Gary A. Long (PSNH)	(6)	38,595	(2)
NU Common	Leon J. Olivier (CL&P)	(7)	26,397	(2)
NU Common	Charles W. Shivery	(8)	63,413	(2)
NU Common	Richard H. Booth	(9)	6,000	(2)
NU Common	Cotton Mather Cleveland	(10)	20,232	(2)
NU Common	Sanford Cloud, Jr.	(11)	23,367	(2)
NU Common	James F. Cordes	(12)	13,049	(2)
NU Common	E. Gail de Planque	(10)	20,640	(2)
NU Common	John G. Graham		1,000	(2)
NU Common	Elizabeth T. Kennan	(10)	18,755	(2)
NU Common	Robert E. Patricelli	(10)	29,172	(2)
NU Common	John F. Swope	(10)	22,361	(2)
NU Common	William W. Schivley	(13)	60,934	(2)
NU Common	David H. Boguslawski	(14)	36,199	(2)

Amount beneficially owned by Directors and Executive Officers as a group:

Company	Number of Persons	Amount and Nature of Beneficial Ownership	Percent of Outstanding

NU	16	791,657	(2)
CL&P	7	571,846	(2)
PSNH	8	578,543	(2)
WMECO	7	603,257	(2)

Notes:

(1)	Includes 29,800 shares that could be acquired by Mr. Butler pursuant to currently exercisable options and 3,890 shares as to which Mr. Butler has sole voting and no dispositive power.

(2)	As of March 1, 2004, the Trustee and Executive Officers of NU and Directors and Executive Officers of CL&P, PSNH, or WMECO individually and as a group, owned less than one percent of the shares outstanding.

(3)	Includes 134,266 shares that could have been acquired by Mr. Forsgren as of December 31, 2004 pursuant to then currently exercisable options and 28,343 shares as of December 31, 2004 as to which Mr. Forsgren had sole voting and no dispositive power.

(4)	Includes 171,228 shares that could be acquired by Mrs. Grisé pursuant to currently exercisable options and 14,779 shares as to which Mrs. Grisé has sole voting and no dispositive power, and 265 shares held by Mrs. Grisé’s husband as custodian for her children, with whom she shares voting and dispositive power.

(5)	Includes 28,864 shares that could be acquired by Mrs. Kuhlman pursuant to currently exercisable options and 2,210 shares as to which Mrs. Kuhlman has sole voting and no dispositive power.

(6)	Includes 28,050 shares that could be acquired by Mr. Long pursuant to currently exercisable options and 2,299 shares as to which Mr. Long has sole voting and no dispositive power.

(7)	Includes 19,900 shares that could be acquired by Mr. Olivier pursuant to currently exercisable options and 2,776 shares as to which Mr. Olivier has sole voting and no dispositive power.

(8)	Includes 19,349 shares that could be acquired by Mr. Shivery pursuant to currently exercisable options and 26,530 shares as to which Mr. Shivery has sole voting and no dispositive power.

(9)	Includes 5,000 shares that could be acquired by Mr. Booth pursuant to currently exercisable options.

(10)	Includes 12,500 shares that could be acquired by the beneficial owner pursuant to currently exercisable options.

(11)	Includes 7,500 shares that could be acquired by Mr. Cloud pursuant to currently exercisable options.

(12)	Includes 5,000 shares that could be acquired by Mr. Cordes pursuant to currently exercisable options.

(13)	Includes 52,416 shares that could be acquired by Mr. Schivley as of January 31, 2005 pursuant to then currently exercisable options and 6,100 shares as of January 31, 2005 as to which Mr. Schivley had sole voting and no dispositive power.

(13)	Includes 19,349 shares that could be acquired by Mr. Shivery pursuant to currently exercisable options and 26,530 shares as to which Mr. Shivery has sole voting and no dispositive power.

(14)	Includes 25,350 shares that could be acquired by Mr. Boguslawski pursuant to currently exercisable options and 2,652 shares as to which Mr. Boguslawski has sole voting and no dispositive power.

In addition, NU’s proxy statement reflects that NU’s trustees and named executive officers owned the following numbers of “restricted share units” and “deferred shares or units” as of March 1, 2005 (except for Mr. Morris, whose ownership is given as of December 31, 2003). “Restricted share units” includes restricted share units issued under the Northeast Utilities Incentive Plan receipt of which has not been deferred. “Deferred shares or units” includes common shares and restricted share units receipt of which has been deferred, and which are recorded in the executive officer’s or Trustee’s account under the Northeast Utilities Deferred Compensation Plan for Trustees or the Northeast Utilities Deferred Compensation Plan for Executives. In each case the named individual has neither voting nor dispositive power with respect to these deferred shares or deferred restricted share units nor the ability to obtain beneficial ownership of the shares represented thereby within 60 days.

	Number of	Number of
Name	Restricted Share Units	Deferred Shares and Units

David H. Boguslawski	6,189	20
Richard H. Booth	–	10,944
Gregory B. Butler	20,829	158
Cotton Mather Cleveland	–	6,100
Sanford Cloud, Jr.	4,550	992
James F. Cordes	4,550	3,185
E. Gail de Planque	3,000	3,100
John H. Forsgren	53,152	–
John G. Graham	–	10,853
Cheryl W. Grisé	45,725	2,065
Elizabeth T. Kennan	–	11,351
Robert E. Patricelli	4,550	–
William W. Schivley	8,341	982
Charles W. Shivery	66,948	2,103
John F. Swope	–	8,216

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the number of Common Shares of Northeast Utilities issuable under the equity compensation plans of the Northeast Utilities System, as well as their weighted exercise price, in accordance with the rules of the SEC:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise Price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,054,937	$18.596	See Note 1
Equity compensation plans not approved by security holders	–	–	None
Total	2,054,937	$18.596	See Note 1

Notes to table:

1.           Under the Northeast Utilities Incentive Plan, 6,301,994 shares were available for issuance as of December 31, 2004. In addition, an amount equal to one percent of the outstanding shares as of the end of each year becomes available for issuance under the Incentive Plan the following year. Under the Northeast Utilities Employee Share Purchase Plan II, 6,723,969 additional shares are available for issuance. Each such plan expires in 2008.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Trustees and certain officers of Northeast Utilities and persons who beneficially own more than ten percent of the outstanding common shares of Northeast Utilities to file reports of ownership and changes in ownership with the Securities and Exchange Commission and the New York Stock Exchange. Based on such reports, or written representations that no Form 5 was required, Northeast Utilities believes that for the year ended December 31, 2004, all such reporting requirements were complied with in a timely manner.

(c)           Their contracts and transactions with system companies:

Northeast Utilities Service Company (NUSCO) has entered into employment agreements with Messrs. Butler, Forsgren, Olivier and Shivery and Mrs. Grisé. The agreements are binding on Northeast Utilities and, except for Mr. Shivery’s agreement, on certain majority-owned subsidiaries of Northeast Utilities.

Each agreement obligates the officer to perform such duties as may be directed by the NUSCO Board of Directors or the Northeast Utilities Board of Trustees, protect the Company’s confidential information, and refrain, while employed by the Company and for a period of time thereafter, from competing with the Company in a specified geographic area. Each agreement provides that the officer’s base salary will not be reduced below certain levels without the consent of the officer, and that the officer will participate in specified benefits under the Supplemental Executive Retirement Plan or other supplemental retirement programs (see “Pension Benefits” below) and/or in certain executive incentive programs at specified incentive opportunity levels.

Each agreement provides for a specified employment term and for automatic one-year extensions of the employment term unless at least six months’ notice of non-renewal is given by either party. The employment term may also be ended by the Company for “cause," as defined, at any time (in which case certain supplemental retirement benefits may be forfeited), or by the officer on thirty days’ prior written notice for any reason. Absent “cause," the Company may remove the officer from his or her position on sixty days’ prior written notice, but in the event the officer is so removed and signs a release of all claims against the Company, the officer will receive two years’ base salary and annual incentive payments, specified employee welfare and pension benefits, and vesting of specified long-term incentive compensation.

Under the terms of the agreements, upon any termination of employment following a change of control, as defined, between (a) the earlier of the date shareholders approve a change of control transaction or a change of control transaction occurs and (b) the earlier of the date, if any, on which the Board of Trustees abandons the transaction or the date two years following the change of control, if the officer signs a release of all claims against the Company, the officer will be entitled to certain payments including a multiple (not to exceed three) of “base compensation,” as defined, annual incentive payments, specified employee welfare and pension benefits, and vesting of specified long-term incentive compensation. Certain of the change of control provisions may be modified by the Board of Trustees prior to a change of control, on at least two years’ notice to the affected officer(s).

Besides the terms described above, Mr. Shivery’s agreement provides for a specified initial salary, cash and stock options upon employment, a special incentive program and special retirement benefits, and Mr. Forsgren’s agreement provides for special retirement benefits. See “Pension Benefits," below, for further description of these provisions. The agreements of Mr. Forsgren and Mrs. Grisé were supplemented during 2001 to provide for a deferred payment of $520,000 and $500,000, respectively, which payments vested and were paid in even installments (adjusted to reflect investment performance) on June 28, 2002, 2003 and 2004. Letter agreements reflecting the terms of employment for Messrs. Boguslawski, Olivier and Schivley provide for specified initial salary, cash, stock options and/or other benefits upon employment. Messrs. Boguslawski, Olivier and Schivley participate in the Special Severance Program for Officers of Northeast Utilities System Companies. Upon his retirement in January 2005, Mr. Schivley received severance in the amount of $336,000.

The descriptions of the various agreements set forth above are for purpose of disclosure in accordance with the proxy and other disclosure rules of the SEC and shall not be controlling on any party; the actual terms of the agreements themselves determine the rights and obligations of the parties.

(d)	Their indebtedness to system companies:

No Trustee, Director or executive officer was indebted to a system company during 2004.

(e)	Their participation in bonus and profit-sharing arrangements and other benefits:

Besides the discussion of compensation in Part III, Section (a) above, see the following:

PENSION BENEFITS

The tables on the following page show the estimated annual retirement benefits payable to an executive officer of Northeast Utilities upon retirement, assuming that retirement occurs at age 65 and that the officer is at that time not only eligible for a pension benefit under the Northeast Utilities Service Company Retirement Plan (the Retirement Plan) but also eligible for either the make-whole benefit or the make-whole benefit plus the target benefit under the Supplemental Executive Retirement Plan for Officers of Northeast Utilities System Companies (the Supplemental Plan). The Supplemental Plan is a non-qualified pension plan providing supplemental retirement income to system officers. The make-whole benefit under the Supplemental Plan, available to all officers, makes up for benefits lost through application of certain tax code limitations on the benefits that may be provided under the Retirement Plan, and includes as “compensation” awards under the executive incentive plans and deferred compensation (as earned). The target benefit further supplements these benefits and is available to officers at the Senior Vice President level and higher who are selected by the Board of Trustees to participate in the target benefit and who remain in the employ of Northeast Utilities companies until at least age 60 (unless the Board of Trustees sets an earlier age).

Messrs. Shivery and Butler and Mrs. Grisé are currently eligible for a make-whole plus a target benefit and Mr. Forsgren, having retired at the end of 2004,is currently receiving such benefit. Messrs. Boguslawski, Olivier and Long and Mrs. Kuhlman are eligible for the make-whole benefit but not the target benefit. Mr. Schivley was not eligible to participate in the Supplemental Plan but he did participate in the Retirement Plan until his retirement. The amount of his annual compensation covered by the Retirement Plan was limited by the IRS to $205,000 for 2004.

Mr. Shivery’s Employment Agreement provides for a special retirement benefit, following completion of five years of service with the Company (2007), consisting of the excess over benefits otherwise payable from the Retirement Plan and the Supplemental Plan needed to give him the equivalent of fully-vested benefits under the Retirement Plan and the Supplemental Plan calculated by adding three additional years to his actual service and utilizing an early commencement reduction factor of 2 percent per year for each year younger than age 65 at commencement, if better than the factors then in use under the Retirement Plan.

Mr. Forsgren’s Employment Agreement provides for supplemental pension benefits based on crediting additional service for the make-whole plus target benefit under the Supplemental Plan. Based on his age and service at retirement, Mr. Forsgren is eligible for a make-whole plus target benefit based on crediting 11.9 extra years of service, unreduced for early commencement. Mr. Forsgren’s employment agreement also provides for payments equal to 25 percent of final average compensation (not to exceed 170 percent of highest average base compensation received in any 36 month period) for up to 15 years following retirement, reduced by four percentage points for each year that his age is less than 65 years at retirement. Because Mr. Forsgren retired at the end of 2004 at the age of 58 years, 4 months, the amount of the supplemental 15-year annuity benefit provided will equal 18.3% of his final average compensation, which includes an average incentive of 70% of base pay. Also, as a result of his retirement, Mr. Forsgren’s 2003 restricted shares issued under the Long-Term Incentive Program were vested on a pro rata basis, so that 6,398 restricted shares with a value of $120,602 as of December 31, 2004, became immediately vested.

The terms of Mr. Olivier’s employment provide for certain supplemental pension benefits in lieu of a make-whole benefit if certain eligibility requirements are met, in order to provide a benefit similar to that provided by his previous employer. If Mr. Olivier remains in continuous employment with the Company until September 10, 2011 (or earlier with the Company’s permission), he will be eligible for a special benefit, subject to reduction for termination prior to age 65, of three percent of Final Average Compensation for each of his first 15 years of service since September 10, 2001 plus one percent of Final Average Compensation for each of the second 15 years of service. Alternatively, if he does not voluntarily terminate his employment with the Company prior to his 60th birthday, or upon earlier termination upon a Change of Control, as defined in the Special Severance Program, he may receive upon retirement a lump sum payment of $2,050,000 in lieu of the make-whole benefit and the benefit described in the preceding sentence. These supplemental pension benefits will be offset by the value of any benefits he receives from the Retirement Plan.

Mr. Schivley’s employment agreement provides that upon retirement he will be entitled to receive a special retirement benefit calculated by applying the benefit formula of the CMS Energy / Consumers Energy Company (CMS) Supplemental Executive Retirement Plan as was in effect upon his date of hire by the Northeast Utilities System (the Company) to all compensation earned from the Company and to all service rendered to the Company and CMS; this benefit will be offset by benefits from the Retirement Plan and CMS.

Annual Benefit for Officers Eligible for Make-Whole Benefit

Final Average Compensation	Years of Credited Service

	15	20	25	30	35

$200,000	$43,174	$57,565	$71,957	$86,591	$101,226
$250,000	$54,424	$72,565	$90,707	$109,091	$127,476
$300,000	$65,674	$87,565	$109,457	$131,591	$153,726
$350,000	$76,924	$102,565	$128,207	$154,091	$179,976
$400,000	$88,174	$117,565	$146,957	$176,591	$206,226
$450,000	$99,424	$132,565	$165,707	$199,091	$232,476
$500,000	$110,674	$147,565	$184,457	$221,591	$258,726
$600,000	$133,174	$177,565	$221,957	$266,591	$311,226
$700,000	$155,674	$207,565	$259,457	$311,591	$363,726
$800,000	$178,174	$237,565	$296,957	$356,591	$416,226
$900,000	$200,674	$267,565	$334,457	$401,591	$468,726
$1,000,000	$223,174	$297,565	$371,957	$446,591	$521,226
$1,100,000	$245,674	$327,565	$409,457	$491,591	$573,726
$1,200,000	$268,174	$357,565	$446,957	$536,591	$626,226
$1,300,000	$290,674	$387,565	$484,457	$581,591	$678,726
$1,400,000	$313,174	$417,565	$521,957	$626,591	$731,226
$1,500,000	$335,674	$447,565	$559,457	$671,591	$783,726

Annual Benefit For Officers Eligible For Target Plus Make Whole Benefit

Final Average Compensation	Years of Credited Service
	15	20	25	30	35

$ 200,000	$ 72,000	$ 96,000	$ 120,000	$ 120,000	$ 120,000
250,000	90,000	120,000	150,000	150,000	150,000
300,000	108,000	144,000	180,000	180,000	180,000
350,000	126,000	168,000	210,000	210,000	210,000
400,000	144,000	192,000	240,000	240,000	240,000
450,000	162,000	216,000	270,000	270,000	270,000
500,000	180,000	240,000	300,000	300,000	300,000
600,000	216,000	288,000	360,000	360,000	360,000
700,000	252,000	336,000	420,000	420,000	420,000
800,000	288,000	384,000	480,000	480,000	480,000
900,000	324,000	432,000	540,000	540,000	540,000
1,000,000	360,000	480,000	600,000	600,000	600,000
1,100,000	396,000	528,000	660,000	660,000	660,000
1,200,000	432,000	576,000	720,000	720,000	720,000
1,300,000	468,000	624,000	780,000	780,000	780,000
1,400,000	504,000	672,000	840,000	840,000	840,000
1,500,000	540,000	720,000	900,000	900,000	900,000

The benefits presented in the tables above are based on a straight life annuity beginning at age 65 and do not take into account any reduction for joint and survivorship annuity payments. Final average compensation for purposes of calculating the target benefit is the highest average annual compensation of the participant during any 36 consecutive months compensation was earned. Final average compensation for purposes of calculating the make-whole benefit is the highest average annual compensation of the participant during any 60 consecutive months compensation was earned. Compensation for these benefits includes the annual salary and bonus shown in the Summary Compensation Table and, for the make-whole benefit for officers hired before November 2001, and for the target benefit for officers who were hired before November 2001 and eligible for the target benefit prior to October 2003, an amount that represents the annual value of target long term incentive compensation for 2001. Compensation for purposes of these benefits does not include employer matching contributions under the 401k Plan. In the event that an officer’s employment terminates because of disability, the retirement benefits shown above would be offset by the amount of any disability benefits payable to the recipient that are attributable to contributions made by Northeast Utilities and its subsidiaries under long term disability plans and policies.

The compensation covered by the Supplemental Plan in 2004 for Mr. Shivery, Mr. Forsgren, Mrs. Grisé, Mr. Butler, Mr. Boguslawski, Mr. Olivier, Mr. Long and Mrs. Kuhlman was $999,380, $861,803, $877,038, $379,931, $291,692, $516,741, $295,236 and $274,097, respectively.

As of December 31, 2004, the executive officers named in the Summary Compensation Table had attained the following years of credited service for purposes of the Supplemental Plan: Mr. Shivery - 2, Mr. Forsgren - 8, Mrs. Grisé - 24, Mr. Butler - 8, Mr. Boguslawski - 27, Mr. Olivier - 5, Mr. Long - 29 and Mrs. Kuhlman - 23. Mr. Schivley had 25 years of service for purpose of his special retirement benefit and Mr. Forsgren had 20 years of service for purposes of his supplemental pension benefit.

(f)            Their rights to indemnity:

No disclosures were made in any system company’s most recent proxy statement or annual report on Form 10-K with respect to the rights to indemnity of Trustees, Directors or executive officers.

ITEM 7.	CONTRIBUTIONS AND PUBLIC RELATIONS

1.	There were no expenditures, disbursements or payments made during 2004 in money, goods or services, directly or indirectly to or for the account of any political party, candidate for public office or holder of such office, or any committee or agent thereof.

NU has an established political action committee and has incurred certain costs in the administration of this committee in accordance with the provisions of the Federal Election Campaign Act and the Public Utility Holding Company Act.

2.	There were no expenditures, disbursements or payments made during 2004 to citizens groups or public relations counsel.

On January 19, 2004, NU parent contributed $2 million to Northeast Utilities Foundation related to an unconditional contribution receivable outstanding on December 31, 2003. There were no other contributions made during 2004 and there was no contribution receivable at December 31, 2004.

ITEM 8.	SERVICE, SALES AND CONSTRUCTION CONTRACTS

PART I:	Intercompany Service Contracts

	Serving	Receiving	Compensation
Transaction	Company	Company	(Millions of Dollars)	Contract Date

Plant operations and maintenance services	NGS	NGC	$27.9	2000

Plant operations and maintenance services	NGS	HWP	$15.4	2000

Plant operations and maintenance services	NGS	SESI	$ 2.8	2002

Engineering and construction services	NGS	Greenport	$ 0.1	2003

Electrical maintenance and construction services	Boulos	PSNH	$ 0.7	2003

Electrical maintenance and construction services	Boulos	CL&P	$ 4.5	2003

Electrical maintenance and construction services	Boulos	SESI	$ 2.6	2004

These contracts were all in place at December 31, 2004.

PART II:

No.

PART III:

None to be reported.

ITEM 9.		WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

PART I:

(a)	At December 31, 2004, NU has an interest in an exempt wholesale generator (EWG) and has no interest in a foreign utility company (FUCO).

	1.	Name of EWG:

Northeast Generation Company (NGC)

	2.	Location:

107 Selden Street
Berlin, CT 06037

	3.	Business Address:

Same

	4.	Description:

NGC, a Connecticut corporation, is a wholly-owned subsidiary of NUEI. NUEI owns 100% of the outstanding common stock of NGC. NUEI is a wholly-owned subsidiary of NU. No other NU subsidiary has an interest in NGC. NGC owns and operates a portfolio of 1,296.1 MW of generating assets in New England. The table below lists these generating assets:
Asset	Location	Type	Capacity (MW)

Northfield Mountain	Erving, MA	Pumped Storage	1,080.0
Cabot	Montague, MA	Conventional Hydro	61.8
Turners Falls	Montague, MA	Conventional Hydro	6.4
Falls Village	Falls Village, CT	Conventional Hydro	11.0
Bulls Bridge	New Milford, CT	Conventional Hydro	8.4
Rocky River	New Milford, CT	Conventional Hydro/Pumped Storage	29.0
Shepaug	Southbury, CT	Conventional Hydro	42.6
Stevenson	Monroe, CT	Conventional Hydro	28.9
Robertsville	Colebrook, CT	Conventional Hydro	0.6
Bantam	Litchfield, CT	Conventional Hydro	0.3
Scotland	Windham, CT	Conventional Hydro	2.2
Tunnel	Preston, CT	Conventional Hydro	2.1
Taftville	Norwich, CT	Conventional Hydro	2.0
Tunnel ICU	Preston, CT	Internal Combustion Unit	20.8

Total			1,296.1

(b)	Capital Investment in NGC by NU, direct or indirect

	1.	Type: Capital contribution
	2.	Amount: $448.2 million
	3.	Debt: None
	4.	Other financial obligations with recourse to NU or another system company: None
	5.	Guarantees by NU: None

Transfer of assets to an affiliated EWG or FUCO:

Market value: None
Book value: None

Sale price: None

(c)	State the ratio of debt to common equity and earnings as of 12/31/04:

Ratio of debt to common equity as of 12/31/04: 0.790
Ratio of debt to earnings as of 12/31/04: 8.509

(d)	Service, Sales or Construction Contracts:

NGC has a Management and Operation Agreement, dated February 1, 2000, as amended March 1, 2000, with Northeast Generation Services Company (NGS), an affiliate of NGC, to manage and operate the NGC generating assets. This agreement is in effect until March 15, 2006. The scope of services that NGS renders to NGC under this agreement includes management, operations, maintenance, administration, labor, consumables, water, supervision, and other goods and services necessary for the safe, efficient and reliable management, operation and maintenance of the NGC assets on a daily basis. During 2004, NGC paid NGS $27.9 million under this contract.

NGC has a Service Contract with Northeast Utilities Service Company (NUSCO), an affiliate of NGC, dated January 4, 1999. This agreement has been extended through the year 2004 in a series of one-year extensions. Under this contract, NUSCO agrees to provide NGC with services such as corporate and secretarial, financial planning, accounting, taxes, insurance, budgets, data processing, purchasing, and other administrative services. During 2004, NGC paid NUSCO $1.2 million under this contract.

PART II.

An organizational chart showing the relationship of the EWG to other NU system companies is provided as Exhibit G. Required financial data is provided as Exhibit H.

PART III.

(a)	NU’s aggregate investment in EWGs and FUCOs, respectively, as of 12/31/04:

	EWGs:	$448.2 million
	FUCOS:	$0 million

(b)	Ratio of aggregate investment to aggregate retained earnings of NU’s public-utility subsidiary companies as of 12/31/04: 0.524

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ITEM 10.        FINANCIAL STATEMENTS AND EXHIBITS

Page

Financial Statements filed pursuant to the Public Utility Holding Company Act of 1935

Signature	F-1

Financial Statements as of and for the year ended December 31, 2004

Northeast Utilities and Subsidiaries:

Consolidating Balance Sheet	F-3–F-6
Consolidating Statement of Income	F-7–F-8
Consolidating Statement of Retained Earnings	F-9–F-10
Consolidating Statement of Capital Surplus, Paid In	F-9–F-10
Consolidating Statement of Cash Flows	F-11–F-12

The Connecticut Light and Power Company and Subsidiaries:

Consolidating Balance Sheet	F-13–F-16
Consolidating Statement of Income	F-17–F-18
Consolidating Statement of Retained Earnings	F-19–F-20
Consolidating Statement of Capital Surplus, Paid In	F-19–F-20
Consolidating Statement of Cash Flows	F-21–F-22

Public Service Company of New Hampshire and Subsidiaries:

Consolidating Balance Sheet	F-23–F-24
Consolidating Statement of Income	F-25
Consolidating Statement of Retained Earnings	F-26
Consolidating Statement of Capital Surplus, Paid In	F-26
Consolidating Statement of Cash Flows	F-27

Western Massachusetts Electric Company and Subsidiary:

Consolidating Balance Sheet	F-29–F-30
Consolidating Statement of Income	F-31
Consolidating Statement of Retained Earnings	F-32
Consolidating Statement of Capital Surplus, Paid In	F-32
Consolidating Statement of Cash Flows	F-33

Holyoke Water Power Company and Subsidiary:

Consolidating Balance Sheet	F-35–F-36
Consolidating Statement of Income	F-37
Consolidating Statement of Retained Earnings	F-38
Consolidating Statement of Capital Surplus, Paid In	F-38
Consolidating Statement of Cash Flows	F-39

Yankee Energy System, Inc. and Subsidiaries:

Consolidating Balance Sheet	F-41–F-44
Consolidating Statement of Income	F-45–F-46
Consolidating Statement of Retained Earnings	F-47–F-48
Consolidating Statement of Capital Surplus, Paid In	F-47–F-48
Consolidating Statement of Cash Flows	F-49–F-50

NU Enterprises, Inc. and Subsidiaries:

Consolidating Balance Sheet	F-51–F-54
Consolidating Statement of Income	F-55–F-56
Consolidating Statement of Retained Earnings	F-57–F-58
Consolidating Statement of Capital Surplus, Paid In	F-57–F-58
Consolidating Statement of Cash Flows	F-59–F-60

Northeast Generation Services Company and Subsidiaries:

Consolidating Balance Sheet	F-61–F-62
Consolidating Statement of Income	F-63
Consolidating Statement of Retained Earnings	F-64
Consolidating Statement of Capital Surplus, Paid In	F-64
Consolidating Statement of Cash Flows	F-65

Select Energy, Inc. and Subsidiary:

Consolidating Balance Sheet	F-67–F-68
Consolidating Statement of Income	F-69
Consolidating Statement of Retained Earnings	F-70
Consolidating Statement of Capital Surplus, Paid In	F-70
Consolidating Statement of Cash Flows	F-71

Select Energy Services, Inc.:

Consolidating Balance Sheet	F-73–F-76
Consolidating Statement of Income	F-77–F-78
Consolidating Statement of Retained Earnings	F-79–F-80
Consolidating Statement of Capital Surplus, Paid In	F-79–F-80
Consolidating Statement of Cash Flows	F-81–F-82

Financial Statements, Reports of Independent Registered
Public Accounting Firm and Notes to Financial Statements	F-83

Other Subsidiaries Under the Public Utility Holding Company Act:

New England Hydro-Transmission Electric Company, Inc.	F-84–F-86
New England Hydro-Transmission Corporation	F-87–F89
Connecticut Yankee Atomic Power Company	F-90–F-92
Yankee Atomic Electric Company	F-93–F-95
Maine Yankee Atomic Power Company	F-97–F-101
Greenport Power LLC	F-102–F-104
ERI/HEC EFA-Med, LLC	F-105–F-107

Exhibits	E-1

SIGNATURE

Northeast Utilities, a registered holding company, has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.

NORTHEAST UTILITIES

By:	/s/	John P. Stack
John P. Stack
Vice President - Accounting and Controller

April 29, 2005

This Page Intentionally Left Blank

NORTHEAST UTILITIES AND SUBSIDIARIES Consolidating Balance Sheet (a) Assets December 31, 2004 (Thousands of Dollars)
	Northeast Utilities (parent)	The Connecticut Light and Power Company (consolidated) (b)	Public Service Company of New Hampshire (consolidated) (b)	Western Massachusetts Electric Company (consolidated) (b)	North Atlantic Energy Corporation	Holyoke Water Power Company (consolidated) (b)

ASSETS
Current Assets:
Cash and cash equivalents	$244	$5,608	$4,855	$1,678	$89	$182
Special deposits	–	–	–	–	–	–
Investments in securitizable assets	–	139,391	–	–	–	–
Receivables, net	1,129	69,892	75,019	37,909	–	–
Accounts receivable from affiliated companies	126	66,386	34,341	11,275	1,002	4,412
Unbilled revenues	–	8,189	39,397	15,057	–	–
Taxes receivable	6,291	766	4,498	4,824	–	–
Notes receivable from affiliated companies	210,600	–	–	–	4,400	–
Fuel, materials and supplies, at average cost	–	33,213	52,479	1,488	–	13,208
Derivative assets - current	91	24,243	–	–	–	–
Prepayments and other	115	15,004	11,065	1,027	–	322

	218,596	362,692	221,654	73,258	5,491	18,124

Property, Plant and Equipment:
Electric utility	–	3,671,767	1,627,174	640,884	–	–
Gas utility	–	–	–	–	–	–
Competitive energy	–	–	–	–	–	40,867
Other	–	–	5,675	–	–	–

	–	3,671,767	1,632,849	640,884	–	40,867
Less: Accumulated depreciation	–	1,089,872	664,336	183,361	–	34,458

	–	2,581,895	968,513	457,523	–	6,409
Construction work in progress	–	242,982	63,190	11,361	–	732

	–	2,824,877	1,031,703	468,884	–	7,141

Deferred Debits and Other Assets:
Regulatory assets	–	1,526,359	900,115	231,561	–	627
Accumulated deferred income taxes	–	–	–	–	–	155
Goodwill	–	–	–	–	–	–
Purchased intangible assets, net	–	–	–	–	–	–
Prepaid pension	–	318,559	–	79,706	–	4,149
Prior spent nuclear fuel trust, at fair value	–	–	–	49,296	–	–
Derivative assets - long-term	–	167,122	–	–	–	–
Investments in subsidiary companies, at equity	2,637,567	–	–	–	–	–
Other	12,997	116,649	59,227	20,535	–	1,536

	2,650,564	2,128,689	959,342	381,098	–	6,467

Total Assets	$2,869,160	$5,316,258	$2,212,699	$923,240	$5,491	$31,732

Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.
(b) See supporting statements.

Northeast Utilities Service Company	Northeast Nuclear Energy Company	North Atlantic Energy Service Corporation	The Quinnehtuk Company	The Rocky River Realty Company	Yankee Energy Systems, Inc. (consolidated) (b)	Charter Oak Energy, Inc.	NU Enterprises, Inc. (consolidated) (b)	Eliminations	Consolidated

$948	$125	$8,750	$23	$36	$2,383	$161	$21,905	$–	$46,989
–	–	–	–	–	16,292	–	66,292	–	82,584
–	–	–	–	–	–	–	–	–	139,391
23,231	–	696	–	–	59,666	–	503,746	31	771,257

85,111	727	1,619	–	1,166	13,548	–	86,898	306,610	–
–	–	–	–	–	17,852	–	63,944	–	144,438
7,709	1,568	–	62	–	1,039	–	37,523	2,859	61,420
210,425	31,600	–	–	–	–	–	–	457,025	–
–	–	–	–	–	37,937	–	3,391	(43,464)	185,180
–	–	–	–	–	1,760	–	55,801	328	81,567
5,671	–	1,200	14	909	3,006	–	168,821	52,760	154,395

333,095	34,020	12,265	99	2,111	153,483	161	1,008,321	776,149	1,667,221

–	–	–	–	–	–	40	–	21,326	5,918,539
–	–	–	–	–	786,545	–	–	–	786,545
–	–	–	–	–	–	–	877,316	–	918,183
127,477	–	–	76	107,963	–	–	–	–	241,190

127,477	–	–	76	107,963	786,545	40	877,316	21,326	7,864,457
84,378	–	–	–	44,574	235,337	40	58,820	12,250	2,382,927

43,099	–	–	76	63,389	551,208	–	818,496	9,076	5,481,530
4,866	–	–	–	5,899	48,769	–	4,830	–	382,631

47,965	–	–	76	69,288	599,977	–	823,326	9,076	5,864,161

–	–	–	–	–	73,843	–	–	(13,369)	2,745,874
10,911	21,414	2,041	–	–	–	–	–	34,521	–
–	–	–	–	–	287,591	–	32,395	–	319,986
–	–	–	–	–	–	–	19,361	–	19,361
29,354	–	–	–	–	37,045	–	–	116,063	352,750
–	–	–	–	–	–	–	–	–	49,296
–	–	–	–	–	–	–	31,647	–	198,769
–	–	–	–	–	–	–	–	2,637,567	–
76,469	40	–	1,201	1,920	6,142	–	190,726	49,026	438,416

116,734	21,454	2,041	1,201	1,920	404,621	–	274,129	2,823,808	4,124,452

$497,794	$55,474	$14,306	$1,376	$73,319	$1,158,081	$161	$2,105,776	$3,609,033	$11,655,834

NORTHEAST UTILITIES AND SUBSIDIARIES Consolidating Balance Sheet (a) Liabilities and Capitalization December 31, 2004 (Thousands of Dollars)

	Northeast Utilities (parent)	The Connecticut Light and Power Company (consolidated) (b)	Public Service Company of New Hampshire (consolidated) (b)	Western Massachusetts Electric Company (consolidated) (b)	North Atlantic Energy Corporation	Holyoke Water Power Company (consolidated) (b)

LIABILITIES AND CAPITALIZATION
Current Liabilities:
Notes payable to banks	$100,000	$15,000	$10,000	$25,000	$–	$–
Notes payable to affiliated companies	–	90,025	20,400	15,900	–	7,100
Long-term debt - current portion	26,000	–	–	–	–	–
Accounts payable	7	166,520	51,786	12,860	–	1,287
Accounts payable to affiliated companies	1,015	89,242	38,591	20,965	83	1,698
Accrued taxes	–	–	–	544	134	708
Accrued interest	5,790	14,203	11,799	3,515	–	–
Derivative liabilities - current	–	4,408	–	–	–	–
Counterparty deposits	–	–	–	–	–	–
Other	327	65,951	20,509	10,491	–	397

	133,139	445,349	153,085	89,275	217	11,190

Rate Reduction Bonds	–	995,233	428,769	122,489	–	–

Deferred Credits and Other Liabilities:
Accumulated deferred income taxes	3,525	761,036	311,998	220,705	–	–
Accumulated deferred investment tax credits	–	88,540	1,625	2,990	–	–
Deferred contractual obligations	–	281,633	54,459	76,965	–	–
Regulatory liabilities	–	614,770	323,707	24,814	–	328
Accrued pension	–	–	57,199	–	–	–
Deferred contractual obligations	–	–	–	–	–	–
Derivative liabilities - long-term	–	42,809	–	–	–	–
Other	1,933	95,505	24,968	13,846	–	4,098

	5,458	1,884,293	773,956	339,320	–	4,426

Capitalization:
Long-Term Debt	433,852	1,052,891	457,190	207,684	–	–

Preferred Stock - Non-Redeemable of Subsidiaries	–	116,200	–	–	–	–

Long-Term Debt from NU Parent	–	–	–	–	–	9,600

Common Stockholders’ Equity:
Common shares	756,155	60,352	–	10,866	–	2,400
Capital surplus, paid in	1,116,106	415,140	156,532	76,103	1,000	5,965
Deferred contribution plan - employee stock
ownership plan	(60,547)	–	–	–	–	–
Retained earnings/accumulated deficit	845,343	347,176	243,277	77,565	4,274	(1,849)
Accumulated other comprehensive (loss)/income	(1,220)	(376)	(110)	(62)	–	–
Treasury stock	(359,126)	–	–	–	–	–

Common Stockholders’ Equity	2,296,711	822,292	399,699	164,472	5,274	6,516

Total Capitalization	2,730,563	1,991,383	856,889	372,156	5,274	16,116

Total Liabilities and Capitalization	$2,869,160	$5,316,258	$2,212,699	$923,240	$5,491	$31,732

Note:	Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.
(b) See supporting statements.

Northeast Utilities Service Company	Northeast Nuclear Energy Company	North Atlantic Energy Service Corporation	The Quinnehtuk Company	The Rocky River Realty Company	Yankee Energy Systems, Inc. (consolidated) (b)	Charter Oak Energy, Inc.	NU Enterprises, Inc. (consolidated) (b)	Eliminations	Consolidated

$–	$–	$–	$–	$–	$30,000	$–	$–	$–	$180,000
211,000	–	–	3,100	16,200	29,000	–	64,300	457,025	–
–	–	–	–	1,532	20,000	–	43,227	–	90,759
49,645	5	–	–	86	40,456	–	502,626	31	825,247
118,937	548	6	390	1,354	775	3	33,002	306,610	–
–	–	103	–	1,915	–	–	649	4,052	–
–	–	–	–	28	4,674	–	9,441	–	49,449
–	–	–	–	–	378	–	125,817	328	130,275
–	–	–	–	–	–	–	57,650	–	57,650
20,959	2	–	26	1,968	30,051	–	87,445	8,103	230,022

400,541	555	109	3,516	23,083	155,334	3	924,157	776,149	1,563,402

–	–	–	–	–	–	–	–	–	1,546,490

–	–	–	4	1,043	110,507	–	55,983	30,398	1,434,403
–	–	–	–	–	5,967	–	–	–	99,124
–	–	–	–	–	–	–	–	–	413,056
–	–	–	–	–	106,223	–	–	–	1,069,842
–	49,524	6,257	–	–	–	–	3,083	116,063	–
–	–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	15,928	–	58,737
94,438	4,222	5,306	7	17,721	27,401	–	9,487	31,037	267,895

94,438	53,746	11,563	11	18,764	250,098	–	84,481	177,498	3,343,057

–	–	–	–	2,263	222,865	–	413,229	–	2,789,974

–	–	–	–	–	–	–	–	–	116,200

–	–	–	–	5,000	–	–	163,150	177,750	–

–	–	1	350	10	–	–	–	73,980	756,155
1	322	9	155	20,000	484,626	64,344	679,802	1,904,000	1,116,106

–	–	–	–	–	–	–	–	–	(60,547)
–	851	2,624	(2,656)	4,199	45,158	(64,186)	(154,596)	501,837	845,343
2,814	–	–	–	–	–	–	(4,447)	(2,181)	(1,220)
–	–	–	–	–	–	–	–	–	(359,126)

2,815	1,173	2,634	(2,151)	24,209	529,784	158	520,759	2,477,636	2,296,711

2,815	1,173	2,634	(2,151)	31,472	752,649	158	1,097,138	2,655,386	5,202,885

$497,794	$55,474	$14,306	$1,376	$73,319	$1,158,081	$161	$2,105,776	$3,609,033	$11,655,834

NORTHEAST UTILITIES AND SUBSIDIARIES
Consolidating Statement of Income (a)
Year Ended December 31, 2004
(Thousands of Dollars)

		The		Western
		Connecticut	Public Service	Massachusetts		Holyoke
		Light and	Company of	Electric		Water Power
	Northeast	Power Company	New Hampshire	Company	North Atlantic	Company
	Utilities	(consolidated)	(consolidated)	(consolidated)	Energy	(consolidated)
	(parent)	(b)	(b)	(b)	Corporation	(b)

Operating Revenues	$–	$2,832,924	$968,749	$379,229	$(3,543)	$42,300

Operating Expenses:
Operation-
Fuel, purchased and net interchange power	–	1,698,335	414,687	214,966	–	23,649
Other	8,382	434,303	161,616	60,092	(389)	7,047
Maintenance	–	81,064	65,620	15,375	(746)	9,195
Depreciation	–	119,295	45,662	15,066	(208)	921
Amortization	–	24,294	95,436	15,421	–	–
Amortization of rate reduction bonds	–	110,625	43,764	10,526	–	–
Taxes other than income taxes	35	142,919	35,805	12,195	–	1,282

Total operating expenses	8,417	2,610,835	862,590	343,641	(1,343)	42,094

Operating (Loss)/Income	(8,417)	222,089	106,159	35,588	(2,200)	206

Interest Expense
Interest on long-term debt	24,090	43,308	17,441	6,655	–	7
Interest on rate reduction bonds	–	63,667	26,901	8,332	–	–
Other interest	778	3,072	1,197	782	1	264

Interest expense, net	24,868	110,047	45,539	15,769	1	271

Other Income/(Loss), Net
Equity in earnings of subsidiaries	131,127	–	–	–	–	–
Other, net	13,538	21,513	(986)	(259)	555	30

Other income/(loss), net	144,665	21,513	(986)	(259)	555	30

Income/(Loss) Before Income Tax (Benefit)/Expense	111,380	133,555	59,634	19,560	(1,646)	(35)
Income Tax (Benefit)/Expense	(5,208)	45,539	12,993	7,187	(1,741)	(1,797)

Net Income/(Loss)	$116,588	$88,016	$46,641	$12,373	$95	$1,762

Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a)	Not covered by auditors' report.
(b)	See supporting statements.

F-7

							NU
Northeast	Northeast				Yankee Energy		Enterprises,
Utilities	Nuclear	North Atlantic	The	The Rocky	System, Inc.		Inc.
Service	Energy	Energy Service	Quinnehtuk	River Realty	(consolidated)	Charter Oak	(consolidated)
Company	Company	Corporation	Company	Company	(b)	Energy, Inc.	(b)	Eliminations	Consolidated

$278,920	$–	$–	$105	$13,269	$407,838	$–	$2,870,948	$1,104,041	$6,686,699

–	–	–	–	–	248,564	–	2,399,547	768,557	4,231,192
256,440	–	(1,159)	28	1,981	63,254	–	395,139	302,500	1,084,235
5,493	–	–	–	–	9,451	–	17,274	14,614	188,111
13,068	–	–	37	3,368	25,578	–	15,813	13,746	224,855
–	–	–	–	–	700	–	2,421	–	138,271
–	–	–	–	–	–	–	–	–	164,915
11,466	–	–	118	1,467	25,811	–	22,535	11,466	242,168

286,467	–	(1,159)	183	6,816	373,358	–	2,852,729	1,110,883	6,273,747

(7,547)	–	1,159	(78)	6,453	34,480	–	18,219	(6,842)	412,952

–	–	–	–	397	15,290	–	32,664	–	139,853
–	–	–	–	–	–	–	–	–	98,899
244	–	–	44	641	1,402	–	18,280	11,943	14,762

244	–	–	44	1,038	16,692	–	50,944	11,943	253,514

–	–	–	–	–	–	–	–	131,127	–
(4,901)	–	83	770	107	(4,133)	–	(4,671)	7,180	14,465

(4,901)	–	83	770	107	(4,133)	–	(4,671)	138,307	14,465

(12,692)	–	1,242	648	5,522	13,655	–	(37,396)	119,522	173,903
(12,692)	–	242	167	3,635	3,915	(3)	(13,020)	(12,540)	51,756

$–	$–	$1,000	$481	$1,887	$9,740	$3	$(24,376)	$132,062	$122,147

F-8

NORTHEAST UTILITIES AND SUBSIDIARIES
Consolidating Statement of Retained Earnings (a)
Year Ended December 31, 2004
(Thousands of Dollars)

		The		Western
		Connecticut	Public Service	Massachusetts		Holyoke
		Light and	Company of	Electric		Water Power
	Northeast	Power Company	New Hampshire	Company	North Atlantic	Company
	Utilities	(consolidated)	(consolidated)	(consolidated)	Energy	(consolidated)
	(parent)	(b)	(b)	(b)	Corporation	(b)

Balance at beginning of period	$808,932	$311,793	$223,822	$71,677	$4,179	$(3,611)

Additions:
Net income/(loss)	116,588	88,016	46,641	12,373	95	1,762

	925,520	399,809	270,463	84,050	4,274	(1,849)

Deductions:
Dividends declared:
Preferred stock (at required annual rates):
The Connecticut Light and Power Company	–	5,559	–	–	–	–
Common shares:
$.625 per share	80,177	–	–	–	–	–
$7.80 per share	–	47,074	–	–	–	–
$90,318.95 per share	–	–	27,186	–	–	–
$14.92 per share	–	–	–	6,485	–	–
$5,100.00 per share	–	–	–	–	–	–

	80,177	52,633	27,186	6,485	–	–

Balance at end of period	$845,343	$347,176	$243,277	$77,565	$4,274	$(1,849)

NORTHEAST UTILITIES AND SUBSIDIARIES
Consolidating Statement of Capital Surplus, Paid In (a)
Year Ended December 31, 2004
(Thousands of Dollars)

		The		Western
		Connecticut	Public Service	Massachusetts		Holyoke
		Light and	Company of	Electric		Water Power
	Northeast	Power Company	New Hampshire	Company	North Atlantic	Company
	Utilities	(consolidated)	(consolidated)	(consolidated)	Energy	(consolidated)
	(parent)	(b)	(b)	(b)	Corporation	(b)

Balance at beginning of period	$1,108,924	$326,629	$156,555	$69,544	$1,000	$5,966

Capital contribution from Northeast Utilities	–	88,000	–	6,500	–	–
Issuance of common shares	6,774	–	–	–	–	–
Capital stock expenses, net	186	186	–	–	–	–
Restricted shares, net	1,250	–	–	–	–	–
Allocation of benefits - ESOP	(2,384)	(498)	(220)	(96)	–	(1)
Tax deduction for stock options exercised and
Employee Stock Purchase Plan disqualifying
dispositions	1,356	823	197	155	–	–

Balance at end of period	$1,116,106	$415,140	$156,532	$76,103	$1,000	$5,965

Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a)	Not covered by auditors' report.
(b)	See supporting statements.

F-9

							NU
Northeast	Northeast				Yankee Energy		Enterprises,
Utilities	Nuclear	North Atlantic	The	The Rocky	System, Inc.		Inc.
Service	Energy	Energy Service	Quinnehtuk	River Realty	(consolidated)	Charter Oak	(consolidated)
Company	Company	Corporation	Company	Company	(b)	Energy, Inc.	(b)	Eliminations	Consolidated

$–	$851	$1,624	$(3,137)	$2,312	$40,518	$(64,189)	$(130,220)	$455,621	$808,932

–	–	1,000	481	1,887	9,740	3	(24,376)	132,062	122,147

–	851	2,624	(2,656)	4,199	50,258	(64,186)	(154,596)	587,683	931,079

	–	–	–	–	–	–	–	–	5,559

	–	–	–	–	–	–	–	–	80,177
	–	–	–	–	–	–	–	47,075	–
	–	–	–	–	–	–	–	27,186	–
	–	–	–	–	–	–	–	6,485	–
	–	–	–	–	5,100	–	–	5,100	–

–	–	–	–	–	5,100	–	–	85,846	85,736

$–	$851	$2,624	$(2,656)	$4,199	$45,158	$(64,186)	$(154,596)	$501,837	$845,343

							NU
Northeast	Northeast				Yankee Energy		Enterprises,
Utilities	Nuclear	North Atlantic	The	The Rocky	System, Inc.		Inc.
Service	Energy	Energy Service	Quinnehtuk	River Realty	(consolidated)	Charter Oak	(consolidated)
Company	Company	Corporation	Company	Company	(b)	Energy, Inc.	(b)	Eliminations	Consolidated

$1	$322	$9	$155	$20,000	$484,616	$64,344	$679,897	$1,809,037	$1,108,924

–	–	–	–	–	–	–	–	94,500	–
–	–	–	–	–	–	–	–	–	6,774
–	–	–	–	–	–	–	–	186	186
–	–	–	–	–	–	–	–	–	1,250
–	–	–	–	–	(86)	–	(159)	(1,059)	(2,384)

–	–	–	–	–	96	–	64	1,336	1,356

$1	$322	$9	$155	$20,000	$484,626	$64,344	$679,802	$1,904,000	$1,116,106

F-10

NORTHEAST UTILITIES AND SUBSIDIARIES
Consolidating Statement of Cash Flows (a)
Year Ended December 31, 2004
(Thousands of Dollars)
	Northeast Utilities (parent)	The Connecticut Light and Power Company (consolidated) (b)	Public Service Company of New Hampshire (consolidated) (b)	Western Massachusetts Electric Company (consolidated) (b)	North Atlantic Energy Corporation	Holyoke Water Power Company (consolidated) (b)

Operating Activities:
Net income/(loss)	$116,588	$88,016	$46,641	$12,373	$95	$1,762
Adjustments to reconcile to net cash
provided by/(used in) operating activities:
Depreciation	–	119,295	45,662	15,066	–	921
Deferred income taxes and investment tax credits, net	(811)	102,394	(24,160)	4,211	–	(1,362)
Amortization of regulatory assets	–	24,294	95,436	15,421	–	–
Amortization of rate reduction bonds	–	110,625	43,764	10,526	–	–
(Deferral)/Amortization of recoverable energy costs	–	(13,242)	–	597	–	–
Pension (income)/expense	–	(6,763)	8,994	(2,662)	–	(1,634)
Regulatory (refunds)/overrecoveries	–	(137,537)	2,219	6,907	–	203
Mark-to-market on natural gas contracts	–	–		–	–	–
Net other sources/(uses) of cash	14,152	(55,246)	(2,020)	(4,756)	–	233
Changes in current assets and liabilities:
Restricted cash - LMP costs	–	93,630	–	–	–	–
Receivables and unbilled revenues, net	3,834	(2,761)	(31,125)	(5,306)	(1,002)	(346)
Fuel, materials and supplies	–	(1,630)	(5,411)	96	–	(5,420)
Investments in securitizable assets	–	27,074	–	–	–	–
Natural gas mark-to-market deposit	–	–	–	–	–	–
Other current assets (excludes cash)	(3,779)	(3,249)	(6,248)	(4,712)	121	162
Accounts payable	(837)	(59,341)	28,058	1,350	(1,184)	489
Accrued taxes	–	(65,587)	(1,914)	(221)	(403)	522
Other current liabilities	(27,488)	9,183	(7,511)	740	–	397

Net cash flows provided by/(used in) operating activities	101,659	229,155	192,385	49,630	(2,373)	(4,073)

Investing Activities:
Investments in plant:
Electric, gas and other utility plant	–	(370,818)	(143,647)	(38,592)	–	–
Investment in prior spent nuclear fuel trust	–	–	–	(49,296)	–	–
Competitive energy assets	–	–	–	–	–	(1,567)

Cash flows used for investments in plant	–	(370,818)	(143,647)	(87,888)	–	(1,567)
Other investment activities	(92,175)	1,522	2,793	948	1,462	41

Net cash flows (used in)/provided by investing activities	(92,175)	(369,296)	(140,854)	(86,940)	1,462	(1,526)

Financing Activities:
Issuance of common shares	10,937	–	–	–	–	–
Repurchase of common shares	–	–	–	–	–	–
Issuance of long-term debt	–	280,000	50,000	50,000	–	–
Retirement of rate reduction bonds	–	(129,546)	(43,453)	(10,471)	–	–
Increase in short-term debt	35,000	15,000	–	15,000	–	–
NU Money Pool (lending)/borrowing	49,000	(1,100)	(28,500)	(15,500)	1,000	5,700
Reacquisitions and retirements of long-term debt	(24,000)	(59,000)	–	–	–	–
(Repayments to)/advances from NU Parent	–	–	–	–	–	–
Capital contribution from Northeast Utilities	–	88,000	–	6,500	–	–
Cash dividends on preferred stock	–	(5,559)	–	–	–	–
Cash dividends on common shares	(80,177)	(47,074)	(27,186)	(6,485)	–	–
Other financing activities	–	(786)	(274)	(57)	–	–

Net cash flows (used in)/provided by financing activities	(9,240)	139,935	(49,413)	38,987	1,000	5,700

Net increase/(decrease) in cash for the year	244	(206)	2,118	1,677	89	101
Cash and cash equivalents - beginning of year	–	5,814	2,737	1	–	81

Cash and cash equivalents - end of year	$244	$5,608	$4,855	$1,678	$89	$182

Supplemental Cash Flow Information:
Cash paid/(refunded) during the year for:
Interest, net of amounts capitalized	$6,048	$109,890	$43,550	$15,020	$–	$289

Income taxes	$536	$24,915	$49,452	$13,523	$(751)	$(1,141)

Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors' report.
(b) See supporting statements.

Northeast Utilities Service Company	Northeast Nuclear Energy Company	North Atlantic Energy Service Corporation	The Quinnehtuk Company	The Rocky River Realty Company	Yankee Energy System, Inc. (consolidated) (b)	Charter Oak Energy, Inc.	NU Enterprises, Inc. (consolidated) (b)	Eliminations	Consolidated

$–	$–	$1,000	$481	$1,887	$9,740	$3	$(24,376)	132,062	$122,147

13,068	–	–	37	3,368	25,578	–	15,813	13,953	224,855
(292)	–	710	(6)	140	22,536	–	8,501	151	111,710
–	–	–	–	–	700	–	2,421	1	138,271
–	–	–	–	–	–	–	–	–	164,915
–	–	–	–	–	(10,107)	–	–	(1)	(22,751)
5,429	1,101	(1,462)	1	–	3,180	–	4,453	1	10,636
–	–	–	–	–	(14,579)	–	–	7,332	(150,119)
–	–	–	–	–	–	–	48,346	–	48,346
(3,701)	(837)	511	129	(3,979)	(681)	–	19,572	26,379	(62,997)
								–
–	–	–	–	–	–	–	–	–	93,630
(20,262)	(400)	(855)	–	(407)	(10,081)	–	(756)	15,454	(84,921)
(97)	–	–	–	–	(4,396)	–	(304)	13,942	(31,104)
–	–	–	–	–	–	–	–	–	27,074
–	–	–	–	–	–	–	(77,607)	–	(77,607)
(7,118)	(1,561)	835	(73)	(288)	3,329	–	(79,534)	7,120	(109,235)
49,594	419	(1,434)	384	(797)	5,119	3	59,503	(15,458)	96,784
(306)	–	103	(49)	1,611	(10,537)	(6)	222	(25,685)	(50,880)
(3,943)	–	–	26	648	3,917	–	32,979	(59,365)	68,313

32,372	(1,278)	(592)	930	2,183	23,718	–	9,233	115,886	517,067

						–	–	–
(15,954)	–	–	–	(541)	(56,621)	–	–	–	(626,173)
–	–	–	–	–	–	–	–	–	(49,296)
–	–	–	–	–	–	–	(16,082)	–	(17,649)

(15,954)	–	–	–	(541)	(56,621)	–	(16,082)	–	(693,118)
(16,479)	–	–	(61)	17	1,900	–	18,771	(104,392)	23,131

(32,433)	–	–	(61)	(524)	(54,721)	–	2,689	(104,392)	(669,987)

–	–	–	–	–	–	–	–	–	10,937
–	–	–	–	–	–	–	–	–	–
–	–	–	–	–	125,000	–	7,762	–	512,762
–	–	–	–	–	–	–	–	–	(183,470)
–	–	–	–	–	10,000	–	–	–	75,000
550	1,300	–	(900)	(300)	(41,400)	–	30,150	–	–
–	–	–	–	(1,453)	(35,200)	–	(35,878)	1	(155,532)
–	–	–	–	–	(5,000)	–	(15,149)	(20,149)	–
–	–	–	–	–	–	–	–	94,500	–
–	–	–	–	–	–	–	–	–	(5,559)
–	–	–	–	–	(5,100)	–	–	(85,845)	(80,177)
(16)	–	–	–	–	(16,292)	–	–	(1)	(17,424)

534	1,300	–	(900)	(1,753)	32,008	–	(13,115)	(11,494)	156,537

473	22	(592)	(31)	(94)	1,005	–	(1,193)	–	3,617
475	103	9,342	54	130	1,378	161	23,098	–	43,372

$948	$125	$8,750	$23	$36	$2,383	$161	$21,905	$–	$46,989

$–	$–	$–	$–	$39	$14,189	$–	$38,724	$–	$227,749

$3,535	$(478)	$(1,069)	$288	$1,893	$(10,601)	$2	$(5,776)	$–	$74,328

THE CONNECTICUT LIGHT AND POWER COMPANY
AND SUBSIDIARIES
Consolidating Balance Sheet (a)
Assets
December 31, 2004
(Thousands of Dollars)	The			Electric
	Connecticut	CL&P		Power
	Light and	Receivables	CL&P	Incorporated
	Power Company	Corporation	Funding LLC	(Inactive)

ASSETS
Current Assets:
Cash	$5,226	$381	$1	$–
Investments in securitizable assets	–	229,391	–	–
Receivables, net	69,892	–	–	–
Accounts receivable from affiliated companies	161,948	143,601	–	–
Unbilled revenues	8,189	–	–	–
Taxes receivable	–	6,872	–	–
Notes receivable from affiliated companies	–	–	995,233	–
Materials and supplies, at average cost	33,213	–	–	–
Derivative assets - current	24,243	–	–	–
Prepayments and other	15,004	–	–	–

	317,715	380,245	995,234	–

Property, Plant and Equipment:
Electric utility	3,671,767	–	–	–
Less: Accumulated depreciation	1,089,872	–	–	–

	2,581,895	–	–	–
Construction work in progress	242,982	–	–	–

	2,824,877	–	–	–

Deferred Debits and Other Assets:
Regulatory assets	1,526,359	–	–	–
Prepaid pension	318,559	–	–	–
Derivative assets - long-term	167,122	–	–	–
Investments in subsidiary companies, at equity	88,791	–	–	–
Other	98,081	–	18,568	–

	2,198,912	–	18,568	–

Total Assets	$5,341,504	$380,245	$1,013,802	$–

Note: Individual columns may not add to Consolidated due to rounding.
The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.

The	The
Nutmeg	Connecticut
Power	Steam
Company	Company
(Inactive)	(Inactive)	Eliminations	Consolidated

$–	$–	$–	$5,608
		90,000	139,391
		–	69,892
–	–	239,163	66,386
–	–	–	8,189
–	–	6,106	766
–	–	995,233	–
–	–	–	33,213
–	–	–	24,243
–	–	–	15,004

–	–	1,330,502	362,692

–	–	–	3,671,767
–	–	–	1,089,872

–	–	–	2,581,895
–	–	–	242,982

–	–	–	2,824,877

–	–	–	1,526,359
–	–	–	318,559
–	–	–	167,122
–	–	88,790	–
–	–	–	116,649

–	–	88,790	2,128,689

$–	$–	$1,419,292	$5,316,258

THE CONNECTICUT LIGHT AND POWER COMPANY
AND SUBSIDIARIES
Consolidating Balance Sheet (a)
Liabilities and Capitalization
December 31, 2004
(Thousands of Dollars)	The			Electric
	Connecticut	CL&P		Power
	Light and	Receivables	CL&P	Incorporated
	Power Company	Corporation	Funding LLC	(Inactive)

LIABILITIES AND CAPITALIZATION
Current Liabilities:
Notes payable to banks	$15,000	$90,000	$–	$–
Notes payable to affiliated companies	1,118,170	–	–	–
Accounts payable	166,520	–	–	–
Accounts payable to affiliated companies	86,837	25,976	8	–
Accrued taxes	6,107	–	–	–
Accrued interest	14,203	31,903	–	–
Derivative liabilities - current	4,408	–	–	–
Other	54,583	–	11,368	–

	1,465,828	147,879	11,376	–

Rate Reduction Bonds	–	–	995,233	–

Deferred Credits and Other Liabilities:
Accumulated deferred income taxes	761,036	–	–	–
Accumulated deferred investment tax credits	88,540	–	–	–
Deferred contractual obligations	281,633	–	–	–
Regulatory liabilities	614,770	–	–	–
Derivative liabilities - long-term	42,809	–	–	–
Other	95,505	–	–	–

	1,884,293	–	–	–

Capitalization:
Long-Term Debt	1,052,891	–	–	–

Preferred Stock - Non-Redeemable	116,200	–	–	–

Common Stockholder’s Equity:
Common stock	60,352	–	–	–
Capital surplus, paid in	415,140	150,829	7,193	–
Retained earnings	347,176	81,537	–	–
Accumulated other comprehensive loss	(376)	–	–	–

Common Stockholder’s Equity	822,292	232,366	7,193	–

Total Capitalization	1,991,383	232,366	7,193	–

Total Liabilities and Capitalization	$5,341,504	$380,245	$1,013,802	$–

Note: Individual columns may not add to Consolidated due to rounding.
The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.

The	The
Nutmeg	Connecticut
Power	Steam
Company	Company
(Inactive)	(Inactive)	Eliminations	Consolidated

$–	$–	$90,000	$15,000
–	–	1,028,145	90,025
–	–	–	166,520
–	–	23,579	89,242
–	–	6,106	–
–	–	31,903	14,203
–	–	–	4,408
–	–	–	65,951

–	–	1,179,733	445,349

–	–	–	995,233

–	–	–	761,036
–	–	–	88,540
–	–	–	281,633
–	–	–	614,770
–	–	–	42,809
–	–	–	95,505

–	–	–	1,884,293

–	–	–	1,052,891

–	–	–	116,200

–	–	–	60,352
–	–	158,022	415,140
–	–	81,537	347,176
–	–	–	(376)

–	–	239,559	822,292

–	–	239,559	1,991,383

$–	$–	$1,419,292	$5,316,258

THE CONNECTICUT LIGHT AND POWER COMPANY
AND SUBSIDIARIES
Consolidating Statement of Income (a)
Year Ended December 31, 2004
(Thousands of Dollars)
	The			Electric
	Connecticut	CL&P		Power
	Light and	Receivables	CL&P	Incorporated
	Power Company	Corporation	Funding LLC	(Inactive)

Operating Revenues	$2,832,924	$–	$194,304	$–

Operating Expenses:
Operation-
Fuel, purchased and net interchange power	1,698,335	–	–	–
Other	433,670	633	194,304	–
Maintenance	81,064	–	–	–
Depreciation	119,295	–	–	–
Amortization of regulatory assets, net	24,294	–	–	–
Amortization of rate reduction bonds	110,625	–	–	–
Taxes other than income taxes	142,919	–	–	–

Total operating expenses	2,610,202	633	194,304	–

Operating Income/(Loss)	222,722	(633)	–	–

Interest Expense:
Interest on long-term debt	43,308	–	–	–
Interest on rate reduction bonds	63,667	–	–	–
Other interest	3,072	742	–	–

Interest expense, net	110,047	742	–	–

Other Income, Net
Equity in earnings of subsidiaries	7,303	–	–	–
Other, net	9,035	13,220	–	–

Other income, net	16,338	13,220	–	–

Income Before Income Tax Expense	129,013	11,845	–	–
Income Tax Expense	40,997	4,542	–	–

Net Income	$88,016	$7,303	$–	$–

Note: Individual columns may not add to Consolidated due to
rounding. The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.

The	The
Nutmeg	Connecticut
Power	Steam
Company	Company
(Inactive)	(Inactive)	Eliminations	Consolidated

$–	$–	$194,304	$2,832,924

–	–	–	1,698,335
–	–	194,304	434,303
–	–	–	81,064
–	–	–	119,295
–	–	–	24,294
–	–	–	110,625
–	–	–	142,919

–	–	194,304	2,610,835

–	–	–	222,089

–	–	–	43,308
–	–	–	63,667
–	–	742	3,072

–	–	742	110,047

–	–	7,303	–
–	–	742	21,513

–	–	8,045	21,513

–	–	7,303	133,555
–	–	–	45,539

$–	$–	$7,303	$88,016

THE CONNECTICUT LIGHT AND POWER COMPANY
AND SUBSIDIARIES
Consolidating Statement of Retained Earnings (a)
Year Ended December 31, 2004
(Thousands of Dollars)
	The			Electric
	Connecticut	CL&P		Power
	Light and	Receivables	CL&P	Incorporated
	Power Company	Corporation	Funding LLC	(Inactive)

Balance at beginning of period	$311,793	$74,234	$–	$–

Additions:
Net income	88,016	7,303	–	–

	399,809	81,537	–	–

Deductions:
Dividends declared:
Preferred stock (at required annual rates)	5,559	–	–	–
Common stock $7.80 per share	47,074	–	–	–

	52,633	–	–	–

Balance at end of period	$347,176	$81,537	$–	$–

THE CONNECTICUT LIGHT AND POWER COMPANY
AND SUBSIDIARIES
Consolidating Statement of Capital Surplus, Paid In (a)
Year Ended December 31, 2004
(Thousands of Dollars)
	The			Electric
	Connecticut	CL&P		Power
	Light and	Receivables	CL&P	Incorporated
	Power Company	Corporation	Funding LLC	(Inactive)

Balance at beginning of period	$326,629	$160,829	$7,193	$–

Capital Contribution from NU Parent	88,000	–	–	–
Borrowing from The Connecticut
Light and Power Company	–	(10,000)	–	–
Allocation of benefits - ESOP	(498)	–	–	–
Tax deduction for stock options exercised and
Employee Stock Purchase Plan disqualifying
dispositions	823	–	–	–
Capital stock expenses, net	186	–	–	–

Balance at end of period	$415,140	$150,829	$7,193	$–

Note: Individual columns may not add to Consolidated due to rounding.
The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.

The	The
Nutmeg	Connecticut
Power	Steam
Company	Company
(Inactive)	(Inactive)	Eliminations	Consolidated

$–	$–	$74,234	$311,793

–	–	7,303	88,016

–	–	81,537	399,809

–	–	–	5,559
–	–	–	47,074

–	–	–	52,633

$–	$–	$81,537	$347,176

The	The
Nutmeg	Connecticut
Power	Steam
Company	Company
(Inactive)	(Inactive)	Eliminations	Consolidated

$–	$–	$168,022	$326,629
–	–	–	88,000
–	–	(10,000)	–
–	–	–	(498)

–	–	–	823
–	–	–	186

$–	$–	$158,022	$415,140

THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES
Consolidating Statement of Cash Flows (a)
Year Ended December 31, 2004
(Thousands of Dollars)
	The			Electric
	Connecticut	CL&P		Power
	Light and	Receivables	CL&P	Incorporated
	Power Company	Corporation	Funding LLC	(Inactive)

Operating Activities:
Net income	$88,016	$7,303	$–	$–
Adjustments to reconcile to net cash
provided by/(used in) operating activities:
Depreciation	119,295	–	–	–
Deferred income taxes and investment tax credits, net	102,394	–	–	–
Amortization of regulatory assets	24,294	–	–	–
Amortization of rate reduction bonds	110,625	–	–	–
Amortization of recoverable energy costs	(13,242)	–	–	–
Pension income	(6,763)	–	–	–
Regulatory overrecoveries	(137,537)	–	–	–
Net other (uses)/sources of cash	(55,248)	1	–	–
Changes in current assets and liabilities:
Restricted cash - LMP costs	93,630	–	–	–
Receivables and unbilled revenues, net	(16,638)	–	–	–
Materials and supplies	(1,630)	–	–	–
Investments in securitizable assets	7,382	17,074	–	–
Other current assets (excludes cash)	(2,483)	(6,647)	–	–
Accounts payable	(58,412)	(18,093)	4	–
Accrued taxes	(59,706)	–	–	–
Other current liabilities	9,332	743	(149)	–

Net cash flows provided by/(used in) operating activities	203,309	381	(145)	–

Investing Activities:
Investments in plant	(370,818)	–	–	–
Other investment activities	(5,926)	–	145	–

Net cash flows (used in)/provided by investing activities	(376,744)	–	145	–

Financing Activities:
Issuance of long-term debt	280,000	–	–	–
Reacquisitions and retirement of long-term debt	(59,000)	–	–	–
Retirement of rate reduction bonds	–	–	(129,546)	–
Increase in short-term debt	15,000	10,000	–	–
NU Money Pool (lending)/borrowing	(97,733)	–	129,546	–
Capital contribution from Northeast Utilities	88,000	–	–	–
Borrowing from CL&P	–	(10,000)	–	–
Cash dividends on preferred stock	(5,559)	–	–	–
Cash dividends on common stock	(47,074)	–	–	–
Other financing activities	(786)	–	–	–

Net cash flows provided by financing activities	172,848	–	–	–

Net (decrease)/increase in cash for the year	(587)	381	–	–
Cash - beginning of year	5,813	–	1	–

Cash - end of year	$5,226	$381	$1	$–

Supplemental Cash Flow Information:
Cash paid during the year for:
Interest, net of amounts capitalized	$109,890	$–	$–	$–

Income taxes	$13,026	$11,888	$–	$–

Note: Individual columns may not add to Consolidated
due to rounding. The accompanying notes are
an integral part of these financial statements.

(a) Not covered by auditors’ report.

The	The
Nutmeg	Connecticut
Power	Steam
Company	Company
(Inactive)	(Inactive)	Eliminations	Consolidated

$–	$–	$7,303	$88,016

–	–	–	119,295
–	–	–	102,394
–	–	–	24,294
–	–	–	110,625
–	–	–	(13,242)
–	–	–	(6,763)
–	–	–	(137,537)
–	–	–	(55,246)

–	–	–	93,630
–	–	(13,877)	(2,761)
–	–	–	(1,630)
–	–	(2,618)	27,074
–	–	(5,881)	(3,249)
–	–	(17,160)	(59,341)
–	–	5,881	(65,587)
–	–	743	9,183

–	–	(25,609)	229,155

–	–	–	(370,818)
–	–	(7,303)	1,522

–	–	(7,303)	(369,296)

–	–	–	280,000
–	–	–	(59,000)
–	–	–	(129,546)
–	–	10,000	15,000
–	–	32,912	(1,100)
–	–	–	88,000
–	–	(10,000)	–
–	–	–	(5,559)
–	–	–	(47,074)
–	–	–	(786)

–	–	32,912	139,935

–	–	–	(206)
–	–	–	5,814

$–	$–	$–	$5,608

$–	$–	$–	$109,890

$–	$–	$–	$24,915

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
AND SUBSIDIARIES
Consolidating Balance Sheet (a)
Assets
December 31, 2004
(Thousands of Dollars)

	Public Service
	Company of	PSNH	PSNH
	New Hampshire	Funding LLC	Funding LLC 2	Properties, Inc.	Eliminations	Consolidated

ASSETS
Current Assets:
Cash	$4,695	$1	$1	$157	$–	$4,855
Receivables, net	75,011	–	–	9	–	75,019
Accounts receivable from affiliated companies	34,545	–	–	90	295	34,341
Unbilled revenues	39,397	–	–	–	–	39,397
Notes receivable from affiliated companies	–	392,171	29,456	3,500	425,126	–
Taxes receivable	4,659	–	–	–	161	4,498
Fuel, materials, and supplies, at average cost	52,479	–	–	–	–	52,479
Prepayments and other	11,028	–	–	38	–	11,065

	221,814	392,172	29,457	3,794	425,582	221,654

Property, Plant and Equipment:
Electric utility	1,626,973	–	–	201	–	1,627,174
Other	–	–	–	5,675	–	5,675

	1,626,973	–	–	5,876	–	1,632,849
Less: Accumulated depreciation	661,926	–	–	2,409	–	664,336

	965,047	–	–	3,467	–	968,513
Construction work in progress	63,190	–	–	–	–	63,190

	1,028,237	–	–	3,467	–	1,031,703

Deferred Debits and Other Assets:
Regulatory assets	900,115	–	–	–	–	900,115
Investments in subsidiary companies, at equity	9,453	–	–	–	9,453	–
Other	32,423	23,963	2,777	62	–	59,227

	941,991	23,963	2,777	62	9,453	959,342

Total Assets	$2,192,042	$416,135	$32,234	$7,323	$435,035	$2,212,699

Note: Individual columns may not add to Consolidated due to rounding.
The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
AND SUBSIDIARIES
Consolidating Balance Sheet (a)
Liabilities and Capitalization
December 31, 2004
(Thousands of Dollars)

	Public Service
	Company of	PSNH	PSNH
	New Hampshire	Funding LLC	Funding LLC 2	Properties, Inc.	Eliminations	Consolidated

LIABILITIES AND CAPITALIZATION
Current Liabilities:
Notes payable to banks	$10,000	$–	$–	$–	$–	$10,000
Notes payable to affiliated companies	445,526	–	–	–	425,126	20,400
Accounts payable	51,782	–	–	3	–	51,786
Accounts payable to affiliated companies	38,513	184	14	175	295	38,591
Accrued taxes	–	–	–	161	161	–
Accrued interest	3,662	7,654	483	–	–	11,799
Unremitted rate reduction bond collections	–	7,231	649	–	7,880	–
Other	12,615	4	4	7	(7,880)	20,509

	562,098	15,073	1,150	346	425,582	153,085

Rate Reduction Bonds	–	397,936	30,833	–	–	428,769

Deferred Credits and Other Liabilities:
Accumulated deferred income taxes	311,097	–	–	901	–	311,998
Accumulated deferred investment tax credits	1,625	–	–	–	–	1,625
Deferred contractual obligations	54,459	–	–	–	–	54,459
Regulatory liabilities	323,707	–	–	–	–	323,707
Accrued pension	57,199	–	–	–	–	57,199
Other	24,968	–	–	–	–	24,968

	773,055	–	–	901	–	773,956

Capitalization:
Long-Term Debt	457,190	–	–	–	–	457,190

Common Stockholder’s Equity:
Common stock	–	–	–	1	1	–
Capital surplus, paid in	156,532	3,126	251	–	3,377	156,532
Retained earnings	243,277	–	–	6,075	6,075	243,277
Accumulated other comprehensive loss	(110)	–	–	–	–	(110)

Common Stockholder’s Equity	399,699	3,126	251	6,076	9,453	399,699

Total Capitalization	856,889	3,126	251	6,076	9,453	856,889

Total Liabilities and Capitalization	$2,192,042	$416,135	$32,234	$7,323	$435,035	$2,212,699

Note: Individual columns may not add to Consolidated due to rounding.
The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
AND SUBSIDIARIES
Consolidating Statement of Income (a)
Year Ended December 31, 2004
(Thousands of Dollars)

	Public Service
	Company of	PSNH	PSNH
	New Hampshire	Funding LLC	Funding LLC 2	Properties, Inc.	Eliminations	Consolidated

Operating Revenues	$968,681	$61,941	$10,146	$754	$72,773	$968,749

Operating Expenses:
Operation-
Fuel, purchased and net interchange power	414,687	–	–	–	–	414,687
Other	162,279	61,941	10,146	22	72,773	161,616
Maintenance	65,620	–	–	–	–	65,620
Depreciation	45,662	–	–	–	–	45,662
Amortization of regulatory assets, net	95,436	–	–	–	–	95,436
Amortization of rate reduction bonds	43,764	–	–	–	–	43,764
Taxes other than income taxes	35,669	–	–	136	–	35,805

Total operating expenses	863,117	61,941	10,146	158	72,773	862,590

Operating Income	105,564	–	–	596	–	106,159

Interest Expense:
Interest on long-term debt	17,441	–	–	–	–	17,441
Interest on rate reduction bonds	26,901	–	–	–	–	26,901
Other interest	1,197	–	–	–	–	1,197

Interest expense, net	45,539	–	–	–	–	45,539

Other (Loss)/Income, Net
Equity in loss of subsidiaries	(336)	–	–	–	(336)	–
Other, net	(1,696)	–	–	709	–	(986)

Other (loss)/income, net	(2,032)	–	–	709	(336)	(986)

Income Before Income Tax Expense	57,993	–	–	1,305	(336)	59,634
Income Tax Expense	11,352	–	–	1,641	–	12,993

Net Income/(Loss)	$46,641	$–	$–	$(336)	$(336)	$46,641

Note: Individual columns may not add to Consolidated due to rounding.
The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
AND SUBSIDIARIES
Consolidating Statement of Retained Earnings (a)
Year Ended December 31, 2004
(Thousands of Dollars)

	Public Service
	Company of	PSNH	PSNH
	New Hampshire	Funding LLC	Funding LLC 2	Properties, Inc.	Eliminations	Consolidated

Balance at beginning of period	$223,822	$–	$–	$6,411	$6,411	$223,822

Additions:
Net income	46,641	–	–	(336)	(336)	46,641

	270,463	–	–	6,075	6,075	270,463

Deductions:
Dividends declared:
Common stock $90,318.95 per share	27,186	–	–	–	–	27,186

	27,186	–	–	–	–	27,186

Balance at end of period	$243,277	$–	$–	$6,075	$6,075	$243,277

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
AND SUBSIDIARIES
Consolidating Statement of Capital Surplus, Paid In (a)
Year Ended December 31, 2004
(Thousands of Dollars)

	Public Service
	Company of	PSNH	PSNH
	New Hampshire	Funding LLC	Funding LLC 2	Properties, Inc.	Eliminations	Consolidated

Balance at beginning of period	$156,555	$3,126	$251	$–	$3,377	$156,555

Allocation of benefits - ESOP	(220)	–	–	–	–	(220)

Tax deduction for stock options exercised and Employee Stock Purchase Plan disqualifying dispositions	197	–	–	–	–	197

Balance at end of period	$156,532	$3,126	$251	$–	$3,377	$156,532

Note: Individual columns may not add to Consolidated due to rounding.
The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
AND SUBSIDIARIES
Consolidating Statement of Cash Flows (a)
Year Ended December 31, 2004
(Thousands of Dollars)

	Public Service
	Company of	PSNH	PSNH
	New Hampshire	Funding LLC	Funding LLC 2	Properties, Inc.	Eliminations	Consolidated

Operating Activities:
Net income/(loss)	$46,641	$–	$–	$(336)	$(336)	$46,641
Adjustments to reconcile to net cash
provided by/(used in) operating activities:
Depreciation	45,662	–	–	–	–	45,662
Deferred income taxes and investment tax credits, net	(25,177)	–	–	1,016	–	(24,160)
Amortization of regulatory assets	95,436	–	–	–	–	95,436
Amortization of rate reduction bonds	43,764	–	–	–	–	43,764
Pension expense	8,994				–	8,994
Regulatory recoveries	2,219	–	–	–	–	2,219
Net other (uses)/sources of cash	(2,110)	–	1	85	(3)	(2,020)
Changes in current assets and liabilities:
Receivables and unbilled revenues, net	(31,089)	–	–	5	42	(31,125)
Fuel, materials and supplies	(5,411)	–	–	–	–	(5,411)
Other current assets (excludes cash)	(6,401)	–	–	(5)	(158)	(6,248)
Accounts payable	27,911	(10)	(4)	120	(42)	28,058
Accrued taxes	(1,782)	–	–	29	161	(1,914)
Other current liabilities	(3,948)	(2,985)	(585)	7	–	(7,511)

Net cash flows provided by/(used in) operating activities	194,709	(2,995)	(588)	921	(336)	192,385

Investing Activities:
Investments in plant	(143,647)	–	–	–	–	(143,647)
Buyout of IPP contracts	–	–	–	–	–	–
Other investment activities	(143)	2,744	528	1	336	2,793

Net cash flows (used in)/provided by investing activities	(143,790)	2,744	528	1	336	(140,854)

Financing Activities:
Issuance of long-term debt	50,000					50,000
Retirement of rate reduction bonds	–	(35,073)	(8,380)	–	–	(43,453)
Increase in short-term debt	–	–	–	–	–	–
NU Money Pool (lending)/borrowing	(68,764)	35,324	8,440	(3,500)	–	(28,500)
Capital contribution from Northeast Utilities	–	–	–	–	–	–
Cash dividends on common stock	(27,186)	–	–	–	–	(27,186)
Other financing activities	(274)	–	–	–	–	(274)

Net cash flows (used in)/provided by financing activities	(46,224)	251	60	(3,500)	–	(49,413)

Net increase/(decrease) in cash for the year	4,695	–	–	(2,578)	–	2,118
Cash - beginning of year	–	1	1	2,735	–	2,737

Cash - end of year	$4,695	$1	$1	$157	$–	$4,855

Supplemental Cash Flow Information:
Cash paid during the year for:
Interest, net of amounts capitalized	$43,151	$335	$64	$–	$–	$43,550

Income taxes	$48,887	$–	$–	$565	$–	$49,452

Note: Individual columns may not add to Consolidated due to rounding.
The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.

This Page Intentionally Left Blank

WESTERN MASSACHUSETTS ELECTRIC COMPANY
AND SUBSIDIARY
Consolidating Balance Sheet (a)
Assets
December 31, 2004
(Thousands of Dollars)

	Western	WMECO
	Massachusetts	Funding
	Electric Company	LLC	Eliminations	Consolidated

ASSETS

Current Assets:
Cash	$1,677	$1	$–	$1,678
Receivables, net	37,909	–	–	37,909
Accounts receivable from affiliated companies	11,289	–	14	11,275
Unbilled revenues	15,057	–	–	15,057
Taxes receivable	4,824	–	–	4,824
Notes receivable from affiliated companies	–	121,530	121,530	–
Materials and supplies, at average cost	1,488	–	–	1,488
Prepayments and other	1,028	–	–	1,027

	73,272	121,531	121,544	73,258

Property, Plant and Equipment:
Electric utility	640,884	–	–	640,884
Less: Accumulated depreciation	183,361	–	–	183,361

	457,523	–	–	457,523
Construction work in progress	11,361	–	–	11,361

	468,884	–	–	468,884

Deferred Debits and Other Assets:
Regulatory assets	231,561	–	–	231,561
Prepaid pension	79,706	–	–	79,706
Prior spent nuclear fuel trust, at fair value	49,296	–	–	49,296
Investments in subsidiary company, at equity	776	–	776	–
Other	16,805	3,729	–	20,535

	378,144	3,729	776	381,098

Total Assets	$920,300	$125,260	$122,320	$923,240

Note: Individual columns may not add to Consolidated due to rounding.
The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.

WESTERN MASSACHUSETTS ELECTRIC COMPANY
AND SUBSIDIARY
Consolidating Balance Sheet (a)
Liabilities and Capitalization
December 31, 2004
(Thousands of Dollars)

	Western	WMECO
	Massachusetts	Funding
	Electric Company	LLC	Eliminations	Consolidated

LIABILITIES AND CAPITALIZATION

Current Liabilities:
Notes payable to banks	$25,000	$–	$–	$25,000
Notes payable to affiliated companies	137,430	–	121,530	15,900
Accounts payable	12,861	–	–	12,860
Accounts payable to affiliated companies	20,965	14	14	20,965
Accrued taxes	544	–	–	544
Accrued interest	2,848	666	–	3,515
Other	9,176	1,315	–	10,491

	208,824	1,995	121,544	89,275

Rate Reduction Bonds	–	122,489	–	122,489

Deferred Credits and Other Liabilities:
Accumulated deferred income taxes	220,705	–	–	220,705
Accumulated deferred investment tax credits	2,990	–	–	2,990
Deferred contractual obligations	76,965	–	–	76,965
Regulatory liabilities	24,814	–	–	24,814
Other	13,846	–	–	13,846

	339,320	–	–	339,320

Capitalization:
Long-Term Debt	207,684	–	–	207,684

Common Stockholder’s Equity:
Common stock	10,866	–	–	10,866
Capital surplus, paid in	76,103	776	776	76,103
Retained earnings	77,565	–	–	77,565
Accumulated other comprehensive loss	(62)	–	–	(62)

Common Stockholder’s Equity	164,472	776	776	164,472

Total Capitalization	372,156	776	776	372,156

Total Liabilities and Capitalization	$920,300	$125,260	$122,320	$923,240

Note: Individual columns may not add to Consolidated due to rounding.
The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.

WESTERN MASSACHUSETTS ELECTRIC COMPANY
AND SUBSIDIARY
Consolidating Statement of Income (a)
Year Ended December 31, 2004
(Thousands of Dollars)

	Western	WMECO
	Massachusetts	Funding
	Electric Company	LLC	Eliminations	Consolidated

Operating Revenues	$379,229	$19,066	$19,066	$379,229

Operating Expenses:
Operation-
Fuel, purchased and net interchange power	214,966	–	–	214,966
Other	60,092	19,066	19,066	60,092
Maintenance	15,375	–	–	15,375
Depreciation	15,066	–	–	15,066
Amortization of regulatory assets, net	15,421	–	–	15,421
Amortization of rate reduction bonds	10,526	–	–	10,526
Taxes other than income taxes	12,195	–	–	12,195

Total operating expenses	343,641	19,066	19,066	343,641

Operating Income	35,588	–	–	35,588

Interest Expense:
Interest on long-term debt	6,655	–	–	6,655
Interest on rate reduction bonds	8,332	–	–	8,332
Other interest	782	–	–	782

Interest expense, net	15,769	–	–	15,769

Other Loss, net	(259)	–	–	(259)

Income Before Income Tax Expense	19,560	–	–	19,560
Income Tax Expense	7,187	–	–	7,187

Net Income	$12,373	$–	$–	$12,373

Note: Individual columns may not add to Consolidated due to rounding.
The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.

WESTERN MASSACHUSETTS ELECTRIC COMPANY
AND SUBSIDIARY
Consolidating Statement of Retained Earnings (a)
Year Ended December 31, 2004
(Thousands of Dollars)

	Western	WMECO
	Massachusetts	Funding
	Electric Company	LLC	Eliminations	Consolidated

Balance at beginning of period	$71,677	$–	$–	$71,677

Additions:
Net income	12,373	–	–	12,373

	84,050	–	–	84,050

Deductions:
Dividends declared:
Common stock $14.92 per share	6,485	–	–	6,485

	6,485	–	–	6,485

Balance at end of period	$77,565	$–	$–	$77,565

WESTERN MASSACHUSETTS ELECTRIC COMPANY
AND SUBSIDIARY
Consolidating Statement of Capital Surplus, Paid In (a)
Year Ended December 31, 2004
(Thousands of Dollars)

	Western	WMECO
	Massachusetts	Funding
	Electric Company	LLC	Eliminations	Consolidated

Balance at beginning of period	$69,544	$776	$776	$69,544

Capital Contribution from NU Parent	6,500	–	–	6,500

Allocation of benefits-ESOP	(96)	–	–	(96)

Tax deduction for stock options exercised and
Employee Stock Purchase Plan disqualifying
dispositions	155	–	–	155

Balance at end of period	$76,103	$776	$776	$76,103

Note: Individual columns may not add to Consolidated due to rounding.
The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.

WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY
Consolidating Statement of Cash Flows (a)
Year Ended December 31, 2004
(Thousands of Dollars)

	Western
	Massachusetts	WMECO
	Electric	Funding
	Company	LLC	Eliminations	Consolidated

Operating Activities:
Net income	$12,373	$–	$–	$12,373
Adjustments to reconcile to net cash
provided by/(used in) operating activities:
Depreciation	15,066	–	–	15,066
Deferred income taxes and investment tax credits, net	4,211	–	–	4,211
Amortization of regulatory assets	15,421	–	–	15,421
Amortization of rate reduction bonds	10,526	–	–	10,526
Amortization of recoverable energy costs	597	–	–	597
Pension income	(2,662)	–	–	(2,662)
Regulatory overrecoveries	6,907	–	–	6,907
Net other (uses)/sources of cash	(4,758)	2	–	(4,756)
Changes in current assets and liabilities:
Receivables and unbilled revenues, net	(5,306)	–	–	(5,306)
Materials and supplies	96	–	–	96
Other current assets (excludes cash)	(4,712)	–	–	(4,712)
Accounts payable	1,350	–	–	1,350
Accrued taxes	(221)	–	–	(221)
Other current liabilities	1,253	(513)	–	740

Net cash flows provided by/(used in) operating activities	50,141	(511)	–	49,630

Investing Activities:
Investments in plant	(38,592)	–	–	(38,592)
Investment in prior spent nuclear fuel trust	(49,296)		–	(49,296)
Other investment activities	492	456	–	948

Net cash flows (used in)/provided by investing activities	(87,396)	456	–	(86,940)

Financing Activities:
Issuance of long-term debt	50,000	–	–	50,000
Retirement of rate reduction bonds	–	(10,471)	–	(10,471)
Increase in short-term debt	15,000	–	–	15,000
NU Money Pool (lending)/borrowing	(26,026)	10,526	–	(15,500)
Capital contribution from Northeast Utilities	6,500	–	–	6,500
Cash dividends on common stock	(6,485)	–	–	(6,485)
Other financing activities	(57)	–	–	(57)

Net cash flows provided by financing activities	38,932	55	–	38,987

Net increase in cash for the year	1,677	–	–	1,677
Cash - beginning of year	–	1	–	1

Cash - end of year	$1,677	$1	$–	$1,678

Supplemental Cash Flow Information:
Cash paid during the year for:
Interest, net of amounts capitalized	$14,961	$59	$–	$15,020

Income taxes	$13,523	$–	$–	$13,523

Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.

F-33

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F-34

HOLYOKE WATER POWER COMPANY
AND SUBSIDIARY
Consolidating Balance Sheet (a)
Assets
December 31, 2004
(Thousands of Dollars)

	Holyoke	Holyoke
	Water	Power and
	Power	Electric
	Company	Company	Eliminations	Consolidated

ASSETS
Current Assets:
Cash	$101	$81	$–	$182
Receivables, net	–	2	2	–
Accounts receivable from affiliated companies	4,424	4,411	4,423	4,412
Taxes receivable	–	2	3	–
Fuel, materials, and supplies, at average cost	13,208	–	–	13,208
Prepayments and other	309	14	1	322

	18,042	4,510	4,429	18,124

Property, Plant and Equipment:
Competitive energy	39,449	1,418	–	40,867
Less: Accumulated depreciation	33,346	1,112	–	34,458

	6,103	306	–	6,409
Construction work in progress	683	49	–	732

	6,786	355	–	7,141

Deferred Debits and Other Assets:
Deferred financing costs	627	–	–	627
Accumulated deferred income taxes	114	42	–	155
Prepaid pension	4,149	–	–	4,149
Investments in subsidiary company, at equity	416	–	416	–
Other	1,536	–	–	1,536

	6,842	42	416	6,467

Total Assets	$31,670	$4,907	$4,845	$31,732

Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.

F-35

HOLYOKE WATER POWER COMPANY
AND SUBSIDIARY
Consolidating Balance Sheet (a)
Liabilities and Capitalization
December 31, 2004
(Thousands of Dollars)

	Holyoke	Holyoke
	Water	Power and
	Power	Electric
	Company	Company	Eliminations	Consolidated

LIABILITIES AND CAPITALIZATION
Current Liabilities:
Notes payable to affiliated companies	$7,100	$–	$–	$7,100
Accounts payable	1,289	–	2	1,287
Accounts payable to affiliated companies	1,632	4,490	4,424	1,698
Accrued taxes	711	–	4	708
Other	397	1	–	397

	11,129	4,491	4,430	11,190

Deferred Credits and Other Liabilities:
Regulatory liabilities	328	–	–	328
Other	4,097	13	12	4,098

	4,425	13	12	4,426

Capitalization:
Long-Term Debt from parent companies	9,600	181	181	9,600

Common Stockholder’s Equity:
Common stock	2,400	485	485	2,400
Capital surplus, paid in	5,965	–	–	5,965
Accumulated deficit	(1,849)	(263)	(263)	(1,849)

Common Stockholder’s Equity	6,516	222	222	6,516

Total Capitalization	16,116	403	403	16,116

Total Liabilities and Capitalization	$31,670	$4,907	$4,845	$31,732

Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.

F-36

HOLYOKE WATER POWER COMPANY
AND SUBSIDIARY
Consolidating Statement of Income (a)
Year Ended December 31, 2004
(Thousands of Dollars)

	Holyoke	Holyoke
	Water	Power and
	Power	Electric
	Company	Company	Eliminations	Consolidated

Operating Revenues	$42,095	$42,076	$41,871	$42,300

Operating Expenses:
Operation-
Fuel, purchased and net interchange power	23,575	41,944	41,871	23,649
Other	7,014	33	–	7,047
Maintenance	9,195	–	–	9,195
Depreciation	898	24	–	921
Taxes other than income taxes	1,241	41	–	1,282

Total operating expenses	41,923	42,042	41,871	42,094

Operating Income	172	34	–	206

Interest Expense:
Interest on long-term debt	7	–	–	7
Other interest	264	9	9	264

Interest expense, net	271	9	9	271

Other Income/(Loss), Net
Equity in earnings of subsidiary	23	–	23	–
Other, net	40	(1)	9	30

Other income/(loss), net	63	(1)	32	30

(Loss)/Income Before Income Tax (Benefit)/Expense	(36)	24	23	(35)
Income Tax (Benefit)/Expense	(1,798)	1	–	(1,797)

Net Income	$1,762	$23	$23	$1,762

Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.

F-37

HOLYOKE WATER POWER COMPANY
AND SUBSIDIARY
Consolidating Statement of Retained Earnings (a)
Year Ended December 31, 2004
(Thousands of Dollars)

	Holyoke	Holyoke
	Water	Power and
	Power	Electric
	Company	Company	Eliminations	Consolidated

Balance at beginning of period	$(3,611)	$(286)	$(286)	$(3,611)
Additions:
Net income	1,762	23	23	1,762

Balance at end of period	$(1,849)	$(263)	$(263)	$(1,849)

HOLYOKE WATER POWER COMPANY
AND SUBSIDIARY
Consolidating Statement of Capital Surplus, Paid In (a)
Year Ended December 31, 2004
(Thousands of Dollars)

	Holyoke	Holyoke
	Water	Power and
	Power	Electric
	Company	Company	Eliminations	Consolidated

Balance at beginning of period	$5,966	$–	$–	$5,966
Allocation of benefits - ESOP	(1)	–	–	(1)

Balance at end of period	$5,965	$–	$–	$5,965

Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.

F-38

HOLYOKE WATER POWER COMPANY AND SUBSIDIARY
Consolidating Statement of Cash Flows (a)
Year Ended December 31, 2004
(Thousands of Dollars)

		Holyoke
	Holyoke	Power and
	Water Power	Electric
	Company	Company	Eliminations	Consolidated

Operating Activities:
Net income	$1,762	$23	$23	$1,762
Adjustments to reconcile to net cash
(used in)/provided by operating activities:
Depreciation	898	24	1	921
Deferred income taxes and investment tax credits, net	(1,360)	(3)	(1)	(1,362)
Amortization	–	–	–	–
Regulatory refunds	203	–	–	203
Pension income	(1,634)	–	–	(1,634)
Net other sources/(uses) of cash	251	(10)	8	233
Changes in current assets and liabilities:
Receivables and unbilled revenues, net	(370)	(415)	(439)	(346)
Fuel, materials and supplies	(5,420)	–	–	(5,420)
Other current assets (excludes cash)	182	29	50	162
Accounts payable	463	466	439	489
Accrued taxes	525	(52)	(49)	522
Other current liabilities	397	1	1	397

Net cash flows (used in)/provided by operating activities	(4,103)	63	33	(4,073)

Investing Activities:
Competitive energy assets	(1,567)	–	–	(1,567)
Other investment activities	8	–	(33)	41

Net cash flows provided by/(used in) investing activities	(1,559)	–	(33)	(1,526)

Financing Activities:
NU Money Pool borrowing	5,700	–	–	5,700

Net cash flows provided by financing activities	5,700	–	–	5,700

Net increase in cash for the year	38	63	–	101
Cash - beginning of year	63	18	–	81

Cash - end of year	$101	$81	$–	$182

Supplemental Cash Flow Information:
Cash paid/(refunded) during the year for:
Interest, net of amounts capitalized	$289	$9	$9	$289

Income taxes	$(1,201)	$60	$–	$(1,141)

Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.

F-39

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F-40

YANKEE ENERGY SYSTEM, INC.
AND SUBSIDIARIES
Consolidating Balance Sheet (a)
Assets
December 31, 2004
(Thousands of Dollars)

	Yankee Energy	Yankee Gas	NorConn
	System,	Services	Properties	Housatonic
	Inc.	Company	Inc.	Corporation

ASSETS
Current Assets:
Cash	$7	$1,957	$170	$–
Special deposits	–	16,292	–	–
Receivables, net	50	54,557	–	–
Accounts receivable from affiliated companies	1,558	12,452	14	100
Unbilled revenues	–	17,852	–	–
Taxes receivable	446	715	–	–
Notes receivable from affiliated companies	4,600	–	–	–
Fuel, materials, and supplies, at average cost	–	37,937	–	–
Derivative assets	–	1,760	–	–
Prepayments and other	–	3,001	–	–

	6,661	146,523	184	100

Property, Plant and Equipment:
Gas utility	–	786,545	–	–
Less: Accumulated depreciation	–	235,337	–	–

	–	551,208	–	–
Construction work in progress	–	48,769	–	–

	–	599,977	–	–

Deferred Debits and Other Assets:
Regulatory assets	–	73,843	–	–
Goodwill	–	287,591	–	–
Prepaid pension	–	37,045	–	–
Investments in subsidiary companies, at equity	523,276	–	–	–
Other	124	2,909	1,820	–

	523,400	401,388	1,820	–

Total Assets	$530,061	$1,147,888	$2,004	$100

Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.

F-41

Yankee
Energy	Yankee
Financial	Energy	R.M.
Services	Services	Services
Company	Company	Inc.	Eliminations	Consolidated

$170	$80	$–	$–	$2,383
–	–	–	–	16,292
5,060	–	–	–	59,666
1	316	–	893	13,548
–	–	–	–	17,852
–	–	–	122	1,039
–	700	–	5,300	–
–	–	–	–	37,937
–	–	–	–	1,760
5	–	–	–	3,006

5,236	1,096	–	6,315	153,483

–	–	–	–	786,545
–	–	–	–	235,337

–	–	–	–	551,208
–	–	–	–	48,769

–	–	–	–	599,977

–	–	–	–	73,843
–	–	–	–	287,591
–	–	–	–	37,045
–	–	–	523,276	–
228	2,589	–	1,530	6,142

228	2,589	–	524,806	404,621

$5,464	$3,685	$–	$531,121	$1,158,081

F-42

YANKEE ENERGY SYSTEM, INC.
AND SUBSIDIARIES
Consolidating Balance Sheet (a)
Liabilities and Capitalization
December 31, 2004
(Thousands of Dollars)

	Yankee Energy	Yankee Gas	NorConn
	System,	Services	Properties	Housatonic
	Inc.	Company	Inc.	Corporation

LIABILITIES AND CAPITALIZATION
Current Liabilities:
Notes payable to banks	$–	$30,000	$–	$–
Notes payable to affiliated companies	–	29,600	1,100	–
Long-term debt - current portion	–	20,000	–	–
Accounts payable	–	40,443	–	–
Accounts payable to affiliated companies	95	688	12	315
Accrued taxes	–	–	42	–
Accrued interest	–	4,674	–	–
Derivative liabilities	–	378	–	–
Other	–	30,047	–	–

	95	155,830	1,154	315

Deferred Credits and Other Liabilities:
Accumulated deferred income taxes	–	112,037	–	–
Accumulated deferred investment tax credits	–	5,967	–	–
Regulatory liabilities	–	106,223	–	–
Other	182	27,214	–	–

	182	251,441	–	–

Capitalization:
Long-Term Debt	–	222,865	–	–

Long-Term Debt from NU Parent	–	–	–	–

Common Stockholder’s Equity:
Common stock	–	5	1	10
Capital surplus, paid in	484,626	465,733	9	2
Retained earnings/accumulated deficit	45,158	52,014	840	(227)

Common Stockholder’s Equity	529,784	517,752	850	(215)

Total Capitalization	529,784	740,617	850	(215)

Total Liabilities and Capitalization	$530,061	$1,147,888	$2,004	$100

Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.

F-43

Yankee
Energy	Yankee
Financial	Energy	R.M.
Services	Services	Services
Company	Company	Inc.	Eliminations	Consolidated

$–	$–	$–	$–	$30,000
3,600	–	–	5,300	29,000
–	–	–	–	20,000
13	–	–	–	40,456
110	448	–	893	775
78	1	–	122	–
–	–	–	–	4,674
–	–	–	–	378
–	3	–	–	30,051

3,801	452	–	6,315	155,334

–	–	–	1,530	110,507
–	–	–	–	5,967
–	–	–	–	106,223
–	5	–	–	27,401

–	5	–	1,530	250,098

–	–	–	–	222,865

–	–	–	–	–

1	1	–	18	–
1,241	7,881	–	474,865	484,626
421	(4,654)	–	48,393	45,158

1,663	3,228	–	523,276	529,784

1,663	3,228	–	523,276	752,649

$5,464	$3,685	$–	$531,121	$1,158,081

F-44

YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES
Consolidating Statement of Income (a)
Year Ended December 31, 2004
(Thousands of Dollars)

	Yankee Energy	Yankee Gas	NorConn
	System,	Services	Properties,	Housatonic
	Inc.	Company	Inc.	Corporation

Operating Revenues	$–	$407,812	$185	$–

Operating Expenses:
Operation-
Fuel, purchased and net interchange power	–	248,564	–	–
Other	117	63,200	11	–
Maintenance	–	9,451	–	–
Depreciation	–	25,468	88	–
Amortization of regulatory assets, net	–	700	–	–
Taxes other than income taxes	–	25,811	–	–

Total operating expenses	117	373,194	99	–

Operating (Loss)/Income	(117)	34,618	86	–

Interest Expense:
Interest on long-term debt	–	15,290	–	–
Other interest	–	1,335	15	–

Interest expense, net	–	16,625	15	–

Other Income/(Loss), Net
Equity in earnings of subsidiaries	11,850	–	–	–
Other, net	786	(860)	–	–

Other income/(loss), net	12,636	(860)	–	–

Income/(Loss) Before Income Tax Expense\(Benefit)	12,519	17,133	71	–
Income Tax Expense/(Benefit)	2,779	3,048	(340)	24

Net Income/(Loss)	$9,740	$14,085	$411	$(24)

Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.

F-45

Yankee
Energy	Yankee
Financial	Energy	R.M.
Services	Services	Services
Company	Company	Inc.	Eliminations	Consolidated

$26	$–	$–	$185	$407,838

–	–	–	–	248,564
110	2	–	185	63,254
–	–	–	–	9,451
21	–	–	–	25,578
–	–	–	–	700
–	–	–	–	25,811

131	2	–	185	373,358

(105)	(2)	–	–	34,480

–	–	–	–	15,290
51	–	–	–	1,402

51	–	–	–	16,692

–	–	–	11,850	–
283	(2,479)	(1,863)	–	(4,133)

283	(2,479)	(1,863)	11,850	(4,133)

127	(2,481)	(1,863)	11,850	13,655
15	(1,018)	(592)	–	3,915

$112	$(1,463)	$(1,271)	$11,850	$9,740

F-46

YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES
Consolidating Statement of Retained Earnings (a)
Year Ended December 31, 2004
(Thousands of Dollars)

	Yankee
	Energy	Yankee Gas	NorConn
	System,	Services	Properties,	Housatonic
	Inc.	Company	Inc.	Corporation

Balance at beginning of period	$40,518	$43,029	$429	$(203)
Additions:
Net income/(loss)	9,740	14,085	411	(24)
Close out of retained earnings due to
dissolving of subsidiary	–	–	–	–

	50,258	57,114	840	(227)

Deductions:
Dividends declared:
Common stock $5,100.00 per share	5,100	5,100	–	–

Total deductions	5,100	5,100	–	–

Balance at end of period	$45,158	$52,014	$840	$(227)

YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES
Consolidating Statement of Capital Surplus, Paid In (a)
Year Ended December 31, 2004
(Thousands of Dollars)

	Yankee
	Energy	Yankee Gas	NorConn
	System,	Services	Properties,	Housatonic
	Inc.	Company	Inc.	Corporation

Balance at beginning of period	$484,616	$465,723	$9	$2
Allocation of benefits - ESOP	(86)	(86)	–	–
Tax deduction for stock options exercised and
Employee Stock Purchase Plan disqualifying
dispositions	96	96	–	–
Close out of capital surplus, paid in due to
dissolving of subsidiary	–	–	–	–

Balance at end of period	$484,626	$465,733	$9	$2

Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a)	Not covered by auditors’ report.

Yankee
Energy	Yankee
Financial	Energy	R.M.
Services	Services	Services
Company	Company	Inc.	Eliminations	Consolidated

$309	$(3,191)	$(8,857)	$31,515	$40,518
112	(1,463)	(1,271)	11,850	9,740
–	–	10,128	10,128	–

421	(4,654)	–	53,493	50,258

–	–	–	5,100	5,100

–	–	–	5,100	5,100

$421	$(4,654)	$–	$48,393	$45,158

Yankee
Energy	Yankee
Financial	Energy	R.M.
Services	Services	Services
Company	Company	Inc.	Eliminations	Consolidated

$1,241	$7,881	$13,797	$488,652	$484,616
–	–	–	(86)	(86)
–	–	–	96	96
–	–	(13,797)	(13,797)	–

$1,241	$7,881	$–	$474,865	$484,626

YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES
Consolidating Statement of Cash Flows (a)
Year Ended December 31, 2004
(Thousands of Dollars)

	Yankee
	Energy	Yankee Gas	NorConn
	System,	Services	Properties,	Housatonic
	Inc.	Company	Inc.	Corporation

Operating Activities:
Net income/(loss)	$9,740	$14,085	$411	$(24)
Adjustments to reconcile to net cash
provided by/(used in) operating activities:
Depreciation	–	25,468	88	–
Deferred income taxes and investment tax credits, net	8,757	15,839	(383)	–
Amortization	–	700	–	–
Amortization of recoverable energy costs	–	(10,107)	–	–
Prepaid pension	–	3,180	–	–
Regulatory refunds	–	(14,579)	–	–
Net other (uses)/sources of cash	(4,975)	(3,794)	(88)	–
Changes in current assets and liabilities:
Receivables and unbilled revenues, net	(1,606)	(8,604)	2	–
Fuel, materials and supplies	–	(4,396)	–	–
Other current assets (excludes cash)	(446)	3,149	–	24
Accounts payable	(153)	5,339	10	–
Accrued taxes	(135)	(10,609)	(4)	–
Other current liabilities	–	6,390	–	–

Net cash flows provided by/(used in) operating activities	11,182	22,061	36	–

Investing Activities:
Investments in plant	–	(56,621)	–	–
Other investment activities	(3,175)	120	89	–

Net cash flows (used in)/provided by investing activities	(3,175)	(56,501)	89	–

Financing Activities:
Issuance of long-term debt	–	125,000	–	–
Increase in short-term debt	–	10,000	–	–
Repayment of long-term debt from NU Parent	–	(5,000)	–	–
NU Money Pool (lending)/borrowing	(2,900)	(37,900)	–	–
Reacquisitions and retirements of long-term debt	–	(35,200)	–	–
Cash dividends on common stock	(5,100)	(5,100)	–	–
Other financing activities	–	(16,292)	–	–

Net cash flows (used in)/provided by financing activities	(8,000)	35,508	–	–

Net increase/(decrease) in cash for the year	7	1,068	125	–
Cash - beginning of year	–	889	45	–

Cash - end of year	$7	$1,957	$170	$–

Supplemental Cash Flow Information:
Cash paid/(refunded) during the year for:
Interest, net of amounts capitalized	$–	$14,122	$15	$–

Income taxes	$(5,681)	$(4,739)	$47	$–

Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.

Yankee
Energy	Yankee
Financial	Energy	R.M.
Services	Services	Services
Company	Company	Inc.	Eliminations	Consolidated

$112	$(1,463)	$(1,271)	$11,850	$9,740
21	–	–	–	25,578
(64)	(1,021)	(591)	–	22,536
–	–	–	–	700
–	–	–	–	(10,107)
–	–	–	–	3,180
–	–	–	–	(14,579)
(126)	2,491	2,153	(3,660)	(681)

127	(316)	173	(143)	(10,081)
–	–	–	–	(4,396)
6	301	498	203	3,329
71	(6)	–	143	5,119
7	1	–	(203)	(10,537)
–	–	(2,473)	–	3,917

154	(13)	(1,511)	8,190	23,718

–	–	–	–	(56,621)
16	249	1,511	(3,090)	1,900

16	249	1,511	(3,090)	(54,721)

–	–	–	–	125,000
–	–	–	–	10,000
–	–	–	–	(5,000)
–	(600)	–	–	(41,400)
–	–	–	–	(35,200)
–	–	–	(5,100)	(5,100)
–	–	–	–	(16,292)

–	(600)	–	(5,100)	32,008

170	(364)	–	–	1,005
–	444	–	–	1,378

$170	$80	$–	$–	$2,383

$52	$–	$–	$–	$14,189

$71	$(299)	$–	$–	$(10,601)

NU ENTERPRISES, INC. AND SUBSIDIARIES Consolidating Balance Sheet (a) Assets December 31, 2004 (Thousands of Dollars)
	NU Enterprises, Inc.	Northeast Generation Company	Northeast Generation Services Company (consolidated) (b)	Select Energy, Inc. (consolidated) (b)

ASSETS
Current Assets:
Cash	$61	$13,634	$2,844	$4,137
Special deposits	–	–	–	46,266
Receivables, net	550	–	14,038	448,114
Accounts receivable from affiliated companies	–	14,060	3,619	84,770
Unbilled revenues	–	–	6,611	57,333
Taxes receivable	462	1,977	3,748	32,884
Notes receivable from affiliated companies	43,400	10,000	–	–
Fuel, materials, and supplies, at average cost	–	2,359	317	–
Derivative assets - current	–	–	–	55,801
Prepaid option premiums	–	–	–	29,406
Prepayments and other	12	1,761	557	136,687

	44,485	43,791	31,734	895,398

Property, Plant and Equipment:
Competitive energy	–	839,927	5,377	21,529
Less: Accumulated depreciation	–	37,077	2,129	13,312

	–	802,850	3,248	8,217
Construction work in progress	–	3,563	55	1,212

	–	806,413	3,303	9,429

Deferred Debits and Other Assets:
Accumulated deferred income taxes	3,622	–	–	3,476
Goodwill	–	–	10,181	3,200
Purchased intangible assets, net	–	–	4,492	10,819
Derivative assets - long-term	–	–	–	31,647
Investments in subsidiary companies, at equity	1,175,759	–	–	–
Long-term accounts receivable	–	–	–	5,684
Long-term contracts asset	–	–	–	33,274
Other	–	38,570	743	969

	1,179,381	38,570	15,416	89,069

Total Assets	$1,223,866	$888,774	$50,453	$993,896

Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.
(b) See supporting statements.

Mode 1 Communications, Inc.	Select Energy Services, Inc. (consolidated) (b)	Woods Network Services, Inc.	Eliminations	Consolidated

$71	$736	$421	$–	$21,905
–	20,026	–	–	66,292
–	38,412	2,538	(94)	503,746
–	7,334	60	22,945	86,898
–	–	–	–	63,944
1,389	–	–	2,937	37,523
1,300	–	–	54,700	–
–	451	265	–	3,391
–	–	–	–	55,801
–	–	–	29,407	–
–	2,763	1	(27,040)	168,821

2,760	69,722	3,285	82,855	1,008,321

1,025	9,281	176	–	877,316
176	6,062	64	–	58,820

849	3,219	112	–	818,496
–	–	–	–	4,830

849	3,219	112	–	823,326

1,059	–	–	8,156	–
–	17,973	1,041	–	32,395
–	–	4,050	–	19,361
–	–	–	–	31,647
–	–	–	1,175,759	–
–	–	–	5,684	–
–	–	–	33,274	–
9,771	99,050	–	(41,623)	190,726

10,830	117,023	5,091	1,181,250	274,129

$14,439	$189,964	$8,488	$1,264,105	$2,105,776

NU ENTERPRISES, INC. AND SUBSIDIARIES Consolidating Balance Sheet (a) Liabilities and Capitalization December 31, 2004 (Thousands of Dollars)
	NU Enterprises, Inc.	Northeast Generation Company	Northeast Generation Services Company (consolidated) (b)	Select Energy, Inc. (consolidated) (b)

LIABILITIES AND CAPITALIZATION
Current Liabilities:
Notes payable to affiliated companies	$–	$–	$6,650	$99,100
Long-term debt - current portion	–	37,500	–	–
Accounts payable	–	2,662	8,831	480,262
Accounts payable to affiliated companies	121	2,160	11,193	35,366
Accrued taxes	–	648	–	–
Accrued interest	–	6,341	–	151
Derivative liabilities - current	–	–	–	125,817
Unearned option premiums	–	–	–	27,165
Counterparty deposits	–	–	–	57,650
Other	–	3,752	1,995	37,729

	121	53,063	28,669	863,240

Deferred Credits and Other Liabilities:
Accumulated deferred income taxes	–	62,983	641	–
Accrued pension	–	–	1,505	1,577
Derivative liabilities - long-term	–	–	–	15,929
Other	3	–	2,119	6,356

	3	62,983	4,265	23,862

Capitalization:
Long-Term Debt	–	320,000	–	–

Long-Term Debt from parent companies	–	–	9,450	150,000

Common Stockholder’s Equity:
Common stock	–	–	–	–
Capital surplus, paid in	1,382,785	408,094	15,428	286,197
(Accumulated deficit)/Retained earnings	(154,596)	45,782	(7,343)	(326,120)
Accumulated other comprehensive loss	(4,447)	(1,148)	(16)	(3,283)

Common Stockholder’s Equity	1,223,742	452,728	8,069	(43,206)

Total Capitalization	1,223,742	772,728	17,519	106,794

Total Liabilities and Capitalization	$1,223,866	$888,774	$50,453	$993,896

Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.
(b) See supporting statements.

Mode 1 Communications, Inc.	Select Energy Services, Inc. (consolidated) (b)	Woods Network Services, Inc.	Eliminations	Consolidated

$–	$13,250	$–	$54,700	$64,300
–	5,727	–	–	43,227
–	12,391	733	2,254	502,626
12	2,075	122	18,047	33,002
–	2,917	20	2,937	649
–	2,950	–	–	9,441
–	–	–	–	125,817
–	–	–	27,165	–
–	–	–	–	57,650
12	19,030	32	(24,895)	87,445

24	58,340	907	80,208	924,157

–	219	295	8,156	55,983
–	–	–	–	3,083
–	–	–	–	15,928
967	–	25	(19)	9,487

967	219	320	8,137	84,481

–	93,229	–	–	413,229

–	–	3,950	250	163,150

–	–	–	1	–
31,857	24,990	2,650	1,472,199	679,802
(18,409)	13,186	661	(292,243)	(154,596)
–	–	–	(4,447)	(4,447)

13,448	38,176	3,311	1,175,510	520,759

13,448	131,405	7,261	1,175,760	1,097,138

$14,439	$189,964	$8,488	$1,264,105	$2,105,776

NU ENTERPRISES, INC. AND SUBSIDIARIES Consolidating Statement of Income (a) Year Ended December 31, 2004 (Thousands of Dollars)

	NU Enterprises, Inc.	Northeast Generation Company	Northeast Generation Services Company (consolidated) (b)	Select Energy, Inc. (consolidated) (b)

Operating Revenues	$–	$153,891	$122,018	$2,579,959

Operating Expenses:
Operation-
Fuel, purchased and net interchange power	–	204	239	2,552,663
Other	1,854	16,014	110,140	89,339
Maintenance	–	15,646	16,852	3
Depreciation	–	10,286	641	5,541
Amortization	–	–	39	2,382
Taxes other than income taxes	6	9,487	1,800	10,468

Total operating expenses	1,860	51,637	129,711	2,660,396

Operating (Loss)/Income	(1,860)	102,254	(7,693)	(80,437)

Interest Expense:
Interest on long-term debt	–	32,623	–	–
Other interest	6	38	854	10,869

Interest expense, net	6	32,661	854	10,869

Other (Loss)/Income, Net
Equity in loss of subsidiaries	(18,190)	–	–	–
Other, net	(7,981)	1,074	(406)	399

Other (loss)/income, net	(26,171)	1,074	(406)	399

(Loss)/Income Before Income Tax (Benefit)/Expense	(28,037)	70,667	(8,953)	(90,907)
Income Tax (Benefit)/Expense	(3,661)	28,651	(3,753)	(34,173)

Net (Loss)/Income	$(24,376)	$42,016	$(5,200)	$(56,734)

Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.
(b) See supporting statements.

Mode 1 Communications, Inc.	Select Energy Services, Inc. (consolidated) (b)	Woods Network Services, Inc.	Eliminations	Consolidated

$668	$198,612	$18,571	$202,770	$2,870,948

–	–	–	153,558	2,399,547
213	193,300	17,845	33,566	395,139
–	419	–	15,646	17,274
41	1,213	26	1,935	15,813
–	–	–	–	2,421
30	654	90	–	22,535

284	195,586	17,961	204,705	2,852,729

384	3,026	610	(1,935)	18,219

–	40	–	–	32,664
1	6,299	213	–	18,280

1	6,339	213	–	50,944

–	–	–	(18,190)	–
(2,118)	6,295	–	1,935	(4,671)

(2,118)	6,295	–	(16,255)	(4,671)

(1,735)	2,982	397	(18,190)	(37,396)
(532)	302	146	–	(13,020)

$(1,203)	$2,680	$251	$(18,190)	$(24,376)

NU ENTERPRISES, INC. AND SUBSIDIARIES Consolidating Statement of Retained Earnings (a) Year Ended December 31, 2004 (Thousands of Dollars)
	NU Enterprises, Inc.	Northeast Generation Company	Northeast Generation Services Company (consolidated) (b)	Select Energy, Inc. (consolidated) (b)

Balance at beginning of period	$(130,220)	$31,766	$(2,143)	$(269,386)

Additions:
Net (loss)/income	(24,376)	42,016	(5,200)	(56,734)

	(154,596)	73,782	(7,343)	(326,120)

Deductions:
Dividends declared:
Common stock $ 4,666,666.68 per share	–	28,000	–	–

	–	28,000	–	–

Balance at end of period	$(154,596)	$45,782	$(7,343)	$(326,120)

NU ENTERPRISES, INC. AND SUBSIDIARIES Consolidating Statement of Capital Surplus, Paid In (a) Year Ended December 31, 2004 (Thousands of Dollars)
	NU Enterprises, Inc.	Northeast Generation Company	Northeast Generation Services Company (consolidated) (b)	Select Energy, Inc. (consolidated) (b)

Balance at beginning of period	$1,382,880	$408,095	$15,455	$286,224

Allocation of benefits - ESOP	(159)	(1)	(49)	(69)

Tax deduction for stock options exercised and
Employee Stock Purchase Plan disqualifying
dispositions	64	–	22	42

Balance at end of period	$1,382,785	$408,094	$15,428	$286,197

Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.
(b) See supporting statements.

Mode 1 Communications, Inc.	Select Energy Services, Inc. (consolidated) (b)	Woods Network Services, Inc.	Eliminations	Consolidated

$(17,206)	$10,506	$410	$(246,053)	$(130,220)

(1,203)	2,680	251	(18,190)	(24,376)

(18,409)	13,186	661	(264,243)	(154,596)

–	–	–	28,000	–

–	–	–	28,000	–

$(18,409)	$13,186	$661	$(292,243)	$(154,596)

Mode 1 Communications, Inc.	Select Energy Services, Inc. (consolidated) (b)	Woods Network Services, Inc.	Eliminations	Consolidated

$31,857	$25,029	$2,650	$1,472,294	$679,897

–	(39)	–	(159)	(159)

–	–	–	64	64

$31,857	$24,990	$2,650	$1,472,199	$679,802

NU ENTERPRISES, INC. AND SUBSIDIARIES Consolidating Statement of Cash Flows (a) Year Ended December 31, 2004 (Thousands of Dollars)
	NU Enterprises, Inc.	Northeast Generation Company	Northeast Generation Services Company (consolidated) (b)	Select Energy, Inc. (consolidated) (b)

Operating Activities:
Net (loss)/income	$(24,376)	$42,016	$(5,200)	$(56,734)
Adjustments to reconcile to net cash
provided by/(used in) operating activities:
Depreciation	–	10,286	641	7,923
Deferred income taxes and investment tax credits, net	(2,625)	22,184	228	(9,982)
Amortization	–	–	39	–
Pension expense	–	–	2,480	1,972
Mark-to-market on natural gas contracts				48,346
Net other (uses)/sources of cash	(92)	(1,451)	(416)	45,118
Changes in current assets and liabilities:
Unrestricted cash from counterparties	–	–	–	–
Receivables and unbilled revenues, net	650	(1,187)	2,436	9,149
Natural gas mark-to-market				(77,607)
Fuel, materials and supplies	–	(48)	(48)	–
Other current assets (excludes cash)	(376)	(2,874)	(3,340)	(78,404)
Accounts payable	(4)	1,282	8,645	55,981
Accrued taxes	–	202	(22)	–
Other current liabilities	(28,399)	3,264	211	21,514

Net cash flows provided by/(used in) operating activities	(55,222)	73,674	5,654	(32,724)

Investing Activities:
Investments in plant:
Electric, gas and other utility plant	–	–	–	–
Competitive energy assets	–	(11,788)	(200)	(2,423)

Cash flows used for investments in plant	–	(11,788)	(200)	(2,423)
Other investment activities	82,183	(1,615)	813	–

Net cash flows used in investing activities	82,183	(13,403)	613	(2,423)

Financing Activities:
Issuance of long-term debt	–	–	–	–
Reacquisitions and retirements of long-term debt	–	(31,500)	–	–
Advances from (repayment to) NU parent	–	–	–	(14,699)
NU Money Pool borrowing/(lending)	(26,900)	–	(4,650)	46,900
Cash dividends on common shares	–	(28,000)	–	–
Capital contributions	–	–	–	–

Net cash flows provided by/(used in) financing activities	(26,900)	(59,500)	(4,650)	32,201

Net (decrease)/increase in cash for the year	61	771	1,617	(2,946)
Cash - beginning of year	–	12,863	1,227	7,083

Cash - end of year	$61	$13,634	$2,844	$4,137

Supplemental Cash Flow Information:
Cash paid/(refunded) during the year for:
Interest, net of amounts capitalized	$–	$32,506	$753	$6,673

Income taxes	$(628)	$9,798	$242	$(14,659)

Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.
(b) See supporting statements.

Mode 1 Communications, Inc.	Select Energy Services, Inc. (consolidated) (b)	Woods Network Services, Inc.	Eliminations	Consolidated

$(1,203)	$2,680	$251	$(18,190)	$(24,376)

41	1,213	26	4,317	15,813
(487)	(951)	134	–	8,501
–	–	–	(2,382)	2,421
–	–	–	(1)	4,453
–	–	–	–	48,346
(582)	(29,652)	(26)	(6,673)	19,572

–	–	–	–	–
–	(18,355)	(714)	(7,265)	(756)
			–	(77,607)
–	(121)	(88)	–	(304)
165	779	–	(4,516)	(79,534)
(265)	5,373	371	11,880	59,503
–	2,299	8	2,265	222
12	10,241	8	(26,128)	32,979

(2,319)	(26,494)	(30)	(46,693)	9,233

–	–	–	–	–
–	(1,671)	–	–	(16,082)

–	(1,671)	–	–	(16,082)
90	11,994	–	74,694	18,771

90	10,323	–	74,694	2,689

–	7,762	–	–	7,762
–	(4,379)	–	(1)	(35,878)
–	–	(450)	–	(15,149)
2,300	12,000	500	–	30,150
–	–	–	(28,000)	–
–	–	–	–	–

2,300	15,383	50	(28,001)	(13,115)

71	(788)	20	–	(1,193)
–	1,524	401	–	23,098

$71	$736	$421	$–	$21,905

$–	$(1,208)	$–	$–	$38,724

$(185)	$(348)	$4	$–	$(5,776)

NORTHEAST GENERATION SERVICES COMPANY AND SUBSIDIARIES Consolidating Balance Sheet (a) Assets December 31, 2004 (Thousands of Dollars)
	Northeast Generation Services Company	NGS Mechanical, Inc.	E. S. Boulos Company	Woods Electrical Co.,Inc.	Eliminations	Consolidated

ASSETS
Current Assets:
Cash	$959	$10	$759	$1,116	$–	$2,844
Receivables, net	1,197	–	7,787	5,053	–	14,038
Accounts receivable from affiliated companies	2,533	–	1,195	3	111	3,619
Unbilled revenues	659	–	3,436	2,516	–	6,611
Taxes receivable	3,707	–	–	326	286	3,748
Fuel, materials, and supplies, at average cost	–	–	204	113	–	317
Prepayments and other	557	–	–	–	–	557

	9,612	10	13,381	9,127	397	31,734

Property, Plant and Equipment:
Competitive energy	3,682	–	1,357	339	–	5,377
Less: Accumulated depreciation	1,381	–	638	110	–	2,129

	2,301	–	719	229	–	3,248
Construction work in progress	55	–	–	–	–	55

	2,356	–	719	229	–	3,303

Deferred Debits and Other Assets:
Accumulated deferred income taxes	450	–	–	–	450	–
Goodwill	–	–	6,963	3,218	–	10,181
Purchased intangible assets, net	–	–	42	4,450	–	4,492
Investments in subsidiary companies, at equity	20,754	–	–	–	20,754	–
Other	698	–	45	–	–	743

	21,902	–	7,050	7,668	21,204	15,416

Total Assets	$33,870	$10	$21,150	$17,024	$21,601	$50,453

Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.

NORTHEAST GENERATION SERVICES COMPANY AND SUBSIDIARIES Consolidating Balance Sheet (a) Liabilities and Capitalization December 31, 2004 (Thousands of Dollars)
	Northeast Generation Services Company	NGS Mechanical, Inc.	E. S. Boulos Company	Woods Electrical Co.,Inc.	Eliminations	Consolidated

LIABILITIES AND CAPITALIZATION
Current Liabilities:
Notes payable to affiliated companies	$650	$–	$–	$6,000	$–	$6,650
Advance from parent, non-interest bearing	–	–	2,948	250	3,197	–
Accounts payable	5,341	–	2,172	1,318	–	8,831
Accounts payable to affiliated companies	10,206	3	591	504	111	11,193
Accrued taxes	–	–	286	–	286	–
Other	1,728	–	186	80	–	1,995

	17,925	3	6,183	8,152	3,594	28,669

Deferred Credits and Other Liabilities:
Accumulated deferred income taxes	–	–	669	422	450	641
Accrued pension	1,505	–	–	–	–	1,505
Other	1,371	–	473	275	–	2,119

	2,876	–	1,142	697	450	4,265

Capitalization:
Long-Term Debt from NU Parent	5,000	–	–	4,450	–	9,450

Common Stockholder’s Equity:
Common stock	–	–	–	–	–	–
Capital surplus, paid in	15,428	10	7,539	5,000	12,549	15,428
(Accumulated deficit)/Retained earnings	(7,343)	(3)	6,286	(1,275)	5,008	(7,343)
Accumulated other comprehensive loss	(16)	–	–	–	–	(16)

Common Stockholder’s Equity	8,069	7	13,825	3,725	17,557	8,069

Total Capitalization	13,069	7	13,825	8,175	17,557	17,519

Total Liabilities and Capitalization	$33,870	$10	$21,150	$17,024	$21,601	50,453

Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.

NORTHEAST GENERATION SERVICES COMPANY AND SUBSIDIARIES Consolidating Statement of Income (a) Year Ended December 31, 2004 (Thousands of Dollars)
	Northeast Generation Services Company	NGS Mechanical, Inc.	E. S. Boulos Company	Woods Electrical Co.,Inc.	Eliminations	Consolidated

Operating Revenues	$62,104	$–	$42,917	$18,000	$1,003	$122,018

Operating Expenses:
Operation-
Fuel, purchased and net interchange power	239	–	–	–	–	239
Other	50,831	–	41,408	18,904	1,003	110,140
Maintenance	16,852	–	–	–	–	16,852
Depreciation	330	–	257	53	–	641
Amortization	39	–	–	–	–	39
Taxes other than income taxes	1,753	–	47	–	–	1,800

Total operating expenses	70,044	–	41,712	18,957	1,003	129,711

Operating(Loss)/Income	(7,940)	–	1,205	(957)	–	(7,693)

Interest Expense, net	494	–	–	360	–	854

Other (Loss)/Income, Net
Equity in earnings of subsidiaries	45	–	–	–	45	–
Other, net	(392)	–	(17)	1	–	(406)

Other (loss)/income, net	(347)	–	(17)	1	45	(406)

(Loss)/Income Before Income Tax (Benefit)/Expense	(8,781)	–	1,188	(1,316)	45	(8,953)
Income Tax (Benefit)/Expense	(3,581)	–	385	(558)	–	(3,753)

Net (Loss)/Income	$(5,200)	$–	$803	$(758)	$45	$(5,200)

Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.

NORTHEAST GENERATION SERVICES COMPANY AND SUBSIDIARIES Consolidating Statement of Retained Earnings (a) Year Ended December 31, 2004 (Thousands of Dollars)

	Northeast Generation Services Company	NGS Mechanical Inc.	E. S. Boulos Company	Woods Electrical Co., Inc.	Eliminations	Consolidated

Balance at beginning of period	$(2,143)	$(3)	$5,483	$(517)	$4,963	$(2,143)

Additions:
Net (loss)/income	(5,200)		803	(758)	45	(5,200)

Balance at end of period	$(7,343)	$(3)	$6,286	$(1,275)	$5,008	$(7,343)

NORTHEAST GENERATION SERVICES COMPANY AND SUBSIDIARIES Consolidating Statement of Capital Surplus, Paid In (a) Year Ended December 31, 2004 (Thousands of Dollars)

	Northeast Generation Services Company	NGS Mechanical Inc.	E. S. Boulos Company	Woods Electrical Co., Inc.	Eliminations	Consolidated

Balance at beginning of period	$15,455	$10	$7,539	$5,000	$12,549	$15,455

Allocation of benefits-ESOP	(49)	–	–	–	–	(49)

Tax deduction for stock options exercised and
Employee Stock Purchase Plan disqualifying
dispositions	22	–	–	–	–	22

Balance at end of period	$15,428	$10	$7,539	$5,000	$12,549	$15,428

Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.

NORTHEAST GENERATION SERVICES COMPANY AND SUBSIDIARIES Consolidating Statement of Cash Flows (a) Year Ended December 31, 2004 (Thousands of Dollars)
	Northeast Generation Services Company	NGS Mechanical, Inc.	E.S. Boulos Company	Woods Electrical, Inc.	Eliminations	Consolidated

Operating Activities:
Net loss	$(5,200)	$–	$803	$(758)	$45	$(5,200)
Adjustments to reconcile to net cash provided by/(used in) operating activities:
Depreciation	330	–	257	53	(1)	641
Deferred income taxes and investment tax credits, net	(292)	–	321	199	–	228
Amortization	39	–	–	–	–	39
Pension expense	2,480	–	–	–	–	2,480
Net other sources/(uses) of cash	329	(1)	(616)	(128)	–	(416)
Changes in current assets and liabilities:
Receivables and unbilled revenues, net	6,666	–	(511)	(3,518)	201	2,436
Fuel, materials and supplies	3	–	(1)	(51)	(1)	(48)
Other current assets (excludes cash)	(2,746)	–	–	(321)	273	(3,340)
Accounts payable	7,912	1	(35)	567	(200)	8,645
Accrued taxes	–	–	(138)	(156)	(272)	(22)
Other current liabilities	193	–	(12)	29	(1)	211

Net cash flows provided by/(used in) operating activities	9,714	–	68	(4,084)	44	5,654

Investing Activities:
Competitive Energy Assets	(200)					(200)
Other investment activities	768	–	–	–	(44)	813

Net cash flows (used in)/provided by investing activities	568	–	–	–	(44)	613

Financing Activities:
NU Money Pool (lending)/borrowing	(9,850)	–	–	5,200	–	(4,650)

Net cash flows (used in)/provided by financing activities	(9,850)	–	–	5,200	–	(4,650)

Net increase/(decrease) in cash for the year	432	–	68	1,116	–	1,617
Cash - beginning of year	527	10	691	–	–	1,227

Cash - end of year	$959	$10	$759	$1,116	$–	$2,844

Supplemental Cash Flow Information:
Cash paid/(refunded) during the year for:
Interest, net of amounts capitalized	$753	$–	$–	$–	$–	$753

Income taxes	$248	$1	$228	$(235)	$–	$242

Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.

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SELECT ENERGY, INC. AND SUBSIDIARY Consolidating Balance Sheet (a) Assets December 31, 2004 (Thousands of Dollars)
	Select	Select Energy
	Energy, Inc.	New York, Inc.	Eliminations	Consolidated

ASSETS
Current Assets:
Cash	$2,775	$1,362	$–	$4,137
Special deposits	42,731	3,535	–	46,266
Receivables, net	380,973	67,141	–	448,114
Accounts receivable from affiliated companies	105,960	3,047	24,239	84,770
Unbilled revenues	57,333	–	–	57,333
Taxes receivable	33,138	–	254	32,884
Derivative assets - current	54,989	811	–	55,801
Prepaid option premiums	26,222	3,185	–	29,406
Prepayments and other	115,455	21,944	712	136,687

	819,576	101,025	25,205	895,398

Property, Plant and Equipment:
Competitive energy	20,778	751	–	21,529
Less: Accumulated depreciation	12,796	516	–	13,312

	7,982	235	–	8,217
Construction work in progress	1,023	189	–	1,212

	9,005	424	–	9,429

Deferred Debits and Other Assets:
Accumulated Deferred Taxes	3,486	–	10	3,476
Goodwill	–	3,200	–	3,200
Purchased intangible assets, net	10,819	–	–	10,819
Long-term accounts receivable	5,684	–	–	5,684
Long-term contracts asset	33,274	–	–	33,274
Derivative assets - long-term	31,647	–	–	31,647
Investments in subsidiary company, at equity	43,306	–	43,306	–
Other	996	–	26	969

	129,212	3,200	43,342	89,069

Total Assets	$957,793	$104,649	$68,547	$993,896

Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.

SELECT ENERGY, INC. AND SUBSIDIARY Consolidating Balance Sheet (a) Liabilities and Capitalization December 31, 2004 (Thousands of Dollars)
	Select	Select Energy
	Energy, Inc.	New York, Inc.	Eliminations	Consolidated

LIABILITIES AND CAPITALIZATION
Current Liabilities:
Notes payable to affiliated companies	$99,100	$–	$–	$99,100
Accounts payable	453,265	26,997	–	480,262
Accounts payable to affiliated companies	38,426	21,178	24,239	35,366
Accrued taxes	–	254	254	–
Accrued interest	151	–	–	151
Derivative liabilities - current	124,048	1,769	–	125,817
Unearned option premiums	27,165	–	–	27,165
Counterparty deposits	55,400	2,250	–	57,650
Other	32,558	5,883	712	37,729

	830,113	58,331	25,205	863,240

Deferred Credits and Other Liabilities:
Accumulated deferred income taxes	–	10	10	–
Accrued pension	377	1,201	–	1,577
Derivative liabilities - long-term	14,146	1,783	–	15,929
Other	6,363	18	26	6,356

	20,886	3,012	36	23,862

Capitalization:
Long-Term Debt from NU Parent	150,000	–	–	150,000

Common Stockholder’s Equity:
Common stock	–	10	10	–
Capital surplus, paid in	286,197	9,956	9,956	286,197
(Accumulated deficit)/Retained earnings	(326,120)	34,191	34,191	(326,120)
Accumulated other comprehensive loss	(3,283)	(851)	(851)	(3,283)

Common Stockholder’s Equity	(43,206)	43,306	43,306	(43,206)

Total Capitalization	106,794	43,306	43,306	106,794

Total Liabilities and Capitalization	$957,793	$104,649	$68,547	$993,896

Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.

SELECT ENERGY, INC. AND SUBSIDIARY Consolidating Statement of Income (a) Year Ended December 31, 2004 (Thousands of Dollars)
	Select	Select Energy
	Energy, Inc.	New York, Inc.	Eliminations	Consolidated

Operating Revenues	$2,328,538	$436,609	$185,188	$2,579,959

Operating Expenses:
Operation-
Purchased power, net interchange power and capacity	2,326,868	410,983	185,188	2,552,663
Other	81,330	8,009	–	89,339
Maintenance	3	–	–	3
Depreciation	5,394	147	–	5,541
Amortization	2,382	–	–	2,382
Taxes other than income taxes	11,617	(1,149)	–	10,468

Total operating expenses	2,427,594	417,990	185,188	2,660,396

Operating (Loss)/Income	(99,056)	18,619	–	(80,437)

Interest Expense, Net	10,593	276	–	10,869

Other Income, Net:
Equity in earnings of subsidiary	11,438	–	11,438	–
Other, net	191	209	–	399

Other income, net	11,629	209	11,438	399

(Loss)/Income Before Income Tax (Benefit)/Expense	(98,020)	18,552	11,438	(90,907)
Income Tax (Benefit)/Expense	(41,286)	7,114	–	(34,173)

Net (Loss)/Income	$(56,734)	$11,438	$11,438	$(56,734)

Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.

SELECT ENERGY, INC. AND SUBSIDIARY Consolidating Statement of Retained Earnings (a) Year Ended December 31, 2004 (Thousands of Dollars)
	Select	Select Energy
	Energy, Inc.	New York, Inc.	Eliminations	Consolidated

Balance at beginning of period	$(269,386)	$22,753	$22,753	$(269,386)

Additions:
Net (loss)/income	(56,734)	11,438	11,438	(56,734)

Balance at end of period	$(326,120)	$34,191	$34,191	$(326,120)

SELECT ENERGY, INC. AND SUBSIDIARY
Consolidating Statement of Capital Surplus, Paid In (a)
Year Ended December 31, 2004
(Thousands of Dollars)

	Select	Select Energy
	Energy, Inc.	New York, Inc.	Eliminations	Consolidated

Balance at beginning of period	$286,224	$9,957	$9,957	$286,224

Allocation of benefits-ESOP	(69)	(1)	(1)	(69)

Tax deduction for stock options exercised and
Employee Stock Purchase Plan disqualifying
dispositions	42	–	–	42

Balance at end of period	$286,197	$9,956	$9,956	$286,197

Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.

SELECT ENERGY INC. AND SUBSIDIARY
Consolidating Statement of Cash Flows (a)
Year Ended December 31, 2004
(Thousands of Dollars)

		Select Energy
	Select	New York,
	Energy, Inc.	Inc.	Eliminations	Consolidated

Operating Activities:
Net (loss)/income	$(56,734)	$11,438	$11,438	$(56,734)
Adjustments to reconcile to net cash (used in)/
provided by operating activities:
Depreciation	7,776	147	–	7,923
Deferred income taxes and investment tax credits, net	(8,290)	(1,692)	–	(9,982)
Amortization	–	–	–	–
Pension expense	1,798	175	1	1,972
Mark-to-market on natural gas contracts	48,346		–	48,346
Net other (uses)/sources of cash	43,816	1,299	(3)	45,118
Changes in current assets and liabilities:
Unrestricted cash from counterparties	(7,041)	7,041	–	–
Receivables and unbilled revenues, net	9,073	(8,062)	(8,138)	9,149
Natural gas mark-to-market deposit	(77,607)			(77,607)
Other current assets (excludes cash)	(68,658)	(5,742)	4,004	(78,404)
Accounts payable	57,978	6,141	8,138	55,981
Accrued taxes	–	(4,715)	(4,715)	–
Other current liabilities	17,721	(1,625)	(5,418)	21,514

Net cash flows (used in)/provided by operating activities	(31,822)	4,405	5,307	(32,724)

Investing Activities:
Competitive energy assets	(2,173)	(250)	–	(2,423)
Other investment activities	(5,307)	–	(5,307)	–

Net cash flows used in investing activities	(7,480)	(250)	(5,307)	(2,423)

Financing Activities:
Advance from (repayment to) NU parent	–	(14,699)	–	(14,699)
NU Money Pool borrowing	35,900	11,000	–	46,900
Capital contributions	–	–	–	–

Net cash flows provided by/(used in) financing activities	35,900	(3,699)	–	32,201

Net decrease in cash for the year	(3,402)	456	–	(2,946)
Cash - beginning of year	6,177	906	–	7,083

Cash - end of year	$2,775	$1,362	$–	$4,137

Supplemental Cash Flow Information:
Cash paid/(refunded) during the year for:
Interest, net of amounts capitalized	$6,502	$171	$–	$6,673

Income taxes	$(28,141)	$13,482	$–	$(14,659)

Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.

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SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES
Consolidating Balance Sheet (a)
Assets
December 31, 2004
(Thousands of Dollars)

	Select	Select	Reeds	HEC/Tobyhanna
	Energy	Energy	Ferry	Energy
	Services,	Contracting,	Supply	Project,
	Inc.	Inc.	Co., Inc.	Inc.

ASSETS
Current Assets:
Cash	$274	$457	$5	$–
Special deposits	14,451	–	–	5,575
Receivables, net	13,733	24,254	37	388
Accounts receivable from affiliated companies	32,162	–	–	–
Other material and supplies, at average cost	–	451	–	–
Prepayments and other	1,466	1,297	–	–

	62,086	26,459	42	5,963

Property, Plant and Equipment:
Competitive energy	3,192	6,089	–	–
Less: Accumulated depreciation	2,445	3,616	–	–

	747	2,473	–	–

Deferred Debits and Other Assets:
Goodwill	505	17,220	247	–
Investments in subsidiary companies, at equity	19,520	–	–	–
Other	70,068	3,224	–	27,193

	90,093	20,444	247	27,193

Total Assets	$152,926	$49,376	$289	$33,156

Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.

HEC/CJTS
Energy
Center
LLC	Eliminations	Consolidated

$1	$–	$736
–	–	20,026
–	–	38,412
–	24,828	7,334
–	–	451
–	–	2,763

1	24,828	69,722

–	–	9,281
–	–	6,062

–	–	3,219

–	–	17,973
–	19,520	–
–	1,435	99,050

–	20,955	117,023

$1	$45,783	$189,964

SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES
Consolidating Balance Sheet (a)
Liabilities and Capitalization
December 31, 2004
(Thousands of Dollars)

	Select	Select	Reeds	HEC/Tobyhanna
	Energy	Energy	Ferry	Energy
	Services,	Contracting,	Supply	Project,
	Inc.	Inc.	Co., Inc.	Inc.

LIABILITIES AND CAPITALIZATION
Current Liabilities:
Notes payable to affiliated companies	$13,250	$–	$–	$–
Long-term debt - current portion	5,106	–	–	621
Accounts payable	5,465	6,890	36	–
Accounts payable to affiliated companies	2,072	16,920	295	7,616
Accrued taxes	2,492	295	–	131
Accrued interest	2,281	–	–	668
Other	13,606	5,144	–	280

	44,272	29,249	331	9,316

Deferred Credits and Other Liabilities:
Accumulated deferred income taxes	–	1,654	–	–
Other	–	–	–	–

	–	1,654	–	–

Capitalization:
Long-Term Debt	70,478	–	–	22,751

Common Stockholder’s Equity:
Common stock	–	–	4	–
Capital surplus, paid in	24,990	15,389	3	–
Retained earnings/(accumulated deficit)	13,186	3,084	(49)	1,089

Common Stockholder’s Equity	38,176	18,473	(42)	1,089

Total Capitalization	108,654	18,473	(42)	23,840

Total Liabilities and Capitalization	$152,926	$49,376	$289	$33,156

Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.

HEC/CJTS
Energy
Center
LLC	Eliminations	Consolidated

$–	$–	$13,250
–	–	5,727
–	–	12,391
–	24,828	2,075
–	–	2,917
–	–	2,950
–	–	19,030

–	24,828	58,340

–	1,435	219
–	–	–

–	1,435	219

–	–	93,229

–	4	–
12	15,404	24,990
(11)	4,112	13,186

1	19,520	38,176

1	19,520	131,405

$1	$45,783	$189,964

SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES
Consolidating Statement of Income (a)
Year Ended December 31, 2004
(Thousands of Dollars)

	Select	Select	Reeds	HEC/Tobyhanna
	Energy	Energy	Ferry	Energy
	Services,	Contracting,	Supply	Project,
	Inc.	Inc.	Co., Inc.	Inc.

Operating Revenues	$111,474	$87,402	$952	$–

Operating Expenses:
Operation	107,476	86,088	952	–
Maintenance	19	400	–	–
Depreciation	251	962	–	–
Taxes other than income taxes	654	–	–	–

Total operating expenses	108,400	87,450	952	–

Operating Income/(Loss)	3,074	(48)	–	–

Interest Expense:
Interest on long-term debt	40	–	–	–
Other interest	4,289	187	–	1,824

Interest expense, net	4,329	187	–	1,824

Other Income, Net:
Equity in earnings of subsidiaries	769	–	–	–
Other, net	4,055	55	–	2,186

Other income, net	4,824	55	–	2,186

Income Before Income Tax Expense/(Benefit)	3,569	(180)	–	362
Income Tax Expense/(Benefit)	889	(762)	–	175

Net Income	$2,680	$582	$–	$187

Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.

HEC/CJTS
Energy
Center
LLC	Eliminations	Consolidated

$–	$1,217	$198,612

–	1,217	193,300
–	–	419
–	–	1,213
–	–	654

–	1,217	195,586

–	–	3,026

–	–	40
–	–	6,299

–	–	6,339

–	769	–
–	–	6,295

–	769	6,295

–	769	2,982
–	–	302

$–	$769	$2,680

SELECT ENERGY SERVICES INC. AND SUBSIDIARIES
Consolidating Statement of Retained Earnings (a)
Year Ended December 31, 2004
(Thousands of Dollars)

	Select	Select	Reeds	HEC/Tobyhanna
	Energy	Energy	Ferry	Energy
	Services,	Contracting,	Supply	Project,
	Inc.	Inc.	Co., Inc.	Inc.

Balance at beginning of period	$10,506	$2,502	$(49)	$902
Additions:
Net income	2,680	582	–	187

Balance at end of period	$13,186	$3,084	$(49)	$1,089

SELECT ENERGY SERVICES INC. AND SUBSIDIARIES
Consolidating Statement of Capital Surplus, Paid In (a)
Year Ended December 31, 2004
(Thousands of Dollars)

	Select	Select	Reeds	HEC/Tobyhanna
	Energy	Energy	Ferry	Energy
	Services,	Contracting,	Supply	Project,
	Inc.	Inc.	Co., Inc.	Inc.

Balance at beginning of period	$25,029	$15,080	$3	$–
Capital contribution from Select Energy Services, Inc.	–	334	–	–
Allocation of benefits - ESOP	(39)	(25)	–	–

Balance at end of period	$24,990	$15,389	$3	$–

Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.

HEC/CJTS
Energy
Center
LLC	Eliminations	Consolidated

$(11)	$3,343	$10,506
–	769	2,680

$(11)	$4,112	$13,186

HEC/CJTS
Energy
Center
LLC	Eliminations	Consolidated

$12	$15,095	$25,029
–	334	–
–	(25)	(39)

$12	$15,404	$24,990

SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES
Consolidating Statement of Cash Flows (a)
Year Ended December 31, 2004
(Thousands of Dollars)

				HEC/
	Select	Select	Reeds	Tobyhanna
	Energy	Energy	Ferry	Energy
	Services,	Contracting,	Supply	Project,
	Inc.	Inc.	Co., Inc.	Inc.

Operating Activities:
Net income	$2,680	$582	$–	$187
Adjustments to reconcile to net cash (used in)/
provided by operating activities:
Depreciation	251	962	–	–
Deferred income taxes and investment tax credits, net	(918)	(33)	–	–
Net other (uses)/sources of cash	(24,428)	(5,972)	–	723
Changes in current assets and liabilities:
Receivables and unbilled revenues, net	(17,761)	(6,752)	73	378
Other materials and supplies	–	(121)	–	–
Other current assets (excludes cash)	837	(57)	–	–
Accounts payable	37	10,609	(73)	507
Accrued taxes	2,137	57	–	106
Other current liabilities	6,139	4,163	–	(63)

Net cash flows (used in)/provided by operating activities	(31,026)	3,438	–	1,838

Investing Activities:
Competitive energy assets	(1,671)	–	–	–
Other investment activities	15,968	–	–	(1,261)

Net cash flows used in investing activities	14,297	–	–	(1,261)

Financing Activities:
NU Money Pool borrowing/(lending)	12,000	(3,790)	–	–
Issuance of long-term debt	7,762	–	–	–
Reacquisitions and retirements of long-term debt	(3,802)	–	–	(577)
Capital contributions	–	334	–	–

Net cash flows provided by/(used in) financing activities	15,960	(3,456)	–	(577)

Net increase in cash for the year	(769)	(18)	–	–
Cash - beginning of year	1,043	475	5	–

Cash - end of year	$274	$457	$5	$–

Supplemental Cash Flow Information:
Cash (refunded)/paid during the year for:
Interest, net of amounts capitalized	$(1,208)	$–	$–	–

Income taxes	$(96)	$(322)	$–	$70

Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors’ report.

HEC/CJTS
Energy
Center
LLC	Eliminations	Consolidated

$–	$769	$2,680
–	–	1,213
–	–	(951)
–	(25)	(29,652)
–	(5,707)	(18,355)
–	–	(121)
–	1	779
–	5,707	5,373
–	–	2,299
–	(2)	10,241

–	743	(26,494)

–	–	(1,671)
–	2,713	11,994

–	2,713	10,323

–	(3,790)	12,000
–	–	7,762
–	–	(4,379)
–	334	–

–	(3,456)	15,383

–	–	(788)
1	–	1,524

$1	$–	$736

$–	$–	$(1,208)

$–	$–	$(348)

FINANCIAL STATEMENTS, REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM AND NOTES TO FINANCIAL STATEMENTS

NU	Reference is made to the consolidated financial statements, the Report of Independent Registered Public Accounting Firm and notes to consolidated financial statements contained in NU’s 2004 Annual Report to shareholders, which information is incorporated herein by reference.

CL&P	Reference is made to the consolidated financial statements, the Report of Independent Registered Public Accounting Firm and notes to consolidated financial statements contained in CL&P’s 2004 Annual Report, which information is incorporated herein by reference.

PSNH	Reference is made to the consolidated financial statements, the Report of Independent Registered Public Accounting Firm and notes to consolidated financial statements contained in PSNH’s 2004 Annual Report, which information is incorporated herein by reference.

WMECO	Reference is made to the consolidated financial statements, the Report of Independent Registered Public Accounting Firm and notes to consolidated financial statements contained in WMECO’s 2004 Annual Report, which information is incorporated herein by reference.

NEW ENGLAND HYDRO-TRANSMISSION ELECTRIC COMPANY, INC.
Balance Sheet
(In thousands)
(Unaudited)

December 31,
2004

ASSETS
Utility plant, at original cost	$221,818
Less accumulated provision for depreciation	123,859

Net utility plant	97,959

Current assets:
Cash and temporary cash investments (including $0 with affiliated companies)	42
Accounts receivable (including$94 from affiliates)	94
Misc. current and accrued assets	188
Materials and supplies, at average cost	1,246
Deferred federal and state income taxes	83

Total current assets	1,653

Investment in New England Hydro Finance Company, Inc. at cost	5
Deferred charges	2,466

$102,083

CAPITALIZATION AND LIABILITIES
Capitalization:
Common stock, par value $1 per share,
Authorized - Class A - 13,705,000 shares
- Class B - 295,000 shares
Outstanding - Class A - 1,656,847 shares
- Class B - 123,153 shares	$1,780
Premium on common stock	7,940
Other paid-in capital	15,464
Retained earnings	1,111

Total common equity	26,295
Long-term debt - affiliated company	34,010

60,305

Current liabilities:
Long-term debt due within one year - affiliated company	3,600
Short-term debt to affiliates	1,350
Accounts payable (including $118 to affiliates)	1,702
Accrued liabilities:
Interest - affiliated company	150
Taxes	231
Other accrued expenses	5
Dividends payable	243

Total current liabilities	7,281

Deferred federal and state income taxes	28,044
Unamortized investment tax credits	6,453

$102,083

Northeast Utilities has a 22.66 percent ownership interest in the New England Hydro-Transmission Electric Company, Inc.

NEW ENGLAND HYDRO-TRANSMISSION ELECTRIC COMPANY, INC.
Statement of Income
Nine Months Ended December 31
(In thousands)
(Unaudited)

2004

Operating revenue	$20,421

Operating expenses:
Operation	2,895
Maintenance	423
Depreciation and amortization	6,654
Taxes, other than income taxes	2,109
Income taxes	1,948

Total operating expenses	14,029

Operating income	6,392
Other expense, net	(8)

Operating and other income	6,384

Interest:
Interest on long-term debt - affiliated company	2,853
Other interest	4

Total interest	2,857

Net income	$3,527

Statement of Retained Earnings
(In Thousands)
Retained earnings at beginning of period	$279
Net income	3,527
Dividends declared on common stock	(2,548)
Repurchase of common stock	(147)

Retained earnings at end of period	$1,111

Northeast Utilities has a 22.66 percent ownership interest in the New England Hydro-Transmission Electric Company, Inc.

NEW ENGLAND HYDRO-TRANSMISSION ELECTRIC COMPANY, INC.
Statement of Cash Flows
Nine Months Ended December 31
(In thousands)
(Unaudited)

2004

Operating activities:
Net income	$3,527
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization	6,654
Deferred income taxes and investment tax credits, net	397
Increase in accounts receivable	(79)
Increase in materials and supplies	(28)
Decrease in other current assets	50
Increase in accounts payable	694
Decrease in other current liabilities	(482)
Other, net	31

Net cash provided by operating activities	$10,764

Investing activities:
Plant expenditures excluding allowance for funds used during construction	$(1,181)

Net cash used in investing activities	$(1,181)

Financing activities:
Dividends paid on common stock	$(2,900)
Long-term debt - retirements	(4,860)
Reacquired common stock, including reacquisition premium	(2,977)
Changes in short-term debt	1,175

Net cash used in financing activities	$(9,562)

Net increase in cash and cash equivalents	$21
Cash and cash equivalents at beginning of period	21

Cash and cash equivalents at end of period	$42

Northeast Utilities has a 22.66 percent ownership interest in the New England Hydro-Transmission Electric Company, Inc.

NEW ENGLAND HYDRO-TRANSMISSION CORPORATION
Balance Sheet
(In thousands)
(Unaudited)

December 31,
2004

ASSETS
Utility plant, at original cost	$164,459
Less accumulated provision for depreciation	81,776

Net utility plant	82,683

Current assets:
Cash and temporary cash investments	202
Accounts receivable (including $35 from affiliates)	423
Materials and supplies, at average cost	2
Deferred federal and state income taxes	15

Total current assets	642

Investment in New England Hydro Finance Company, Inc. at cost	5
Deferred charges	3,586

$86,916

CAPITALIZATION AND LIABILITIES
Capitalization:
Common stock, par value $5 per share,
Authorized - Class A - 88,000 shares
- Class B - 2,000 shares
Outstanding - Class A - 7,427 shares
- Class B - 573 shares	$40
Premium on common stock	3,945
Other paid-in capital	10,681
Retained earnings	1,036

Total common equity	15,702
Long-term debt - affiliated company	20,050

Total capitalization	35,752

Current liabilities:
Long-term debt due within one year - affiliated company	2,160
Short-term debt - affiliated company	1,400
Accounts payable (including $862 to affiliates)	1,300
Accrued liabilities:
Interest - affiliated company	89
Taxes	1,423
Other accrued expenses	1,255
Dividends payable	218

Total current liabilities	7,845

Deferred federal and state income taxes	21,503
Unamortized investment tax credits	3,720
Obligation under capital lease excluding current portion	18,096

$86,916

Northeast Utilities has a 22.66 percent ownership interest in the New England Hydro-Transmission Corporation.

NEW ENGLAND HYDRO-TRANSMISSION CORPORATION
Statement of Income
Nine Months Ended December 31
(In thousands)
(Unaudited)

2004

Operating revenue	$18,136

Operating expenses:
Operation	6,695
Maintenance	19
Depreciation and amortization	4,385
Taxes, other than income taxes	2,137
Income taxes	1,160

Total operating expenses	14,396

Operating income	3,740
Other income, net	2

Operating and other income	3,742

Interest:
Interest on long-term debt - affiliated company	1,693
Other interest	4

Total interest	1,697

Net income	$2,045

Statement of Retained Earnings
(In Thousands)

Retained earnings at beginning of period	$259
Net income	2,045
Dividends declared on common stock	(1,088)
Repurchase of common stock	(180)

Retained earnings at end of period	$1,036

Northeast Utilities has a 22.66 percent ownership interest in the New England Hydro-Transmission Corporation.

NEW ENGLAND HYDRO-TRANSMISSION CORPORATION
Statement of Cash Flows
Nine Months Ended December 31
(In thousands)
(Unaudited)
2004

Operating activities:
Net income	$2,045
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization	4,385
Deferred income taxes and investment tax credits, net	233
Increase in accounts receivable	(43)
Increase in accounts payable	397
Decrease in other current liabilities	(301)
Other, net	20

Net cash provided by operating activities	$6,736

Financing activities:
Dividends paid on common stock	$(1,248)
Long-term debt - retirements	(2,970)
Changes in short-term debt	100
Reacquired common stock, including reacquisition premium	(2,476)

Net cash used in financing activities	$(6,594)

Net increase in cash and cash equivalents	$142
Cash and cash equivalents at beginning of period	60

Cash and cash equivalents at end of period	$202

Northeast Utilities has a 22.66 percent ownership
interest in the New England Hydro-Transmission Corporation.

Connecticut Yankee Atomic Power Company
Balance Sheet
(In thousands)
December 31,
2004

ASSETS

Utility plant, at original cost:	$1,310

Land
Current assets:
Cash and cash equivalents	21,945
Accounts receivable:
Electric sales	2,308
Decommissioning trust	1,007
Income tax	17,402
Other	485

Total current assets	43,147

Deferred charges and other assets:
Trust funds:
Plant decommissioning	15,265
Other	1,237
Regulatory assets:
Net unrecovered assets	47,381
Pensions and post-employment benefit assets	5,827
Closure costs	571,756
DOE decontamination and decommissioning fee	10,023
Other	802
Long-term receivable - decommissioning trust	56,910
Other deferred charges and other assets	12

Total Assets	$753,670

CAPITALIZATION AND LIABILITIES
Capitalization:
Capital stock, par value $100 per share;
Authorized 700,000 shares; 350,000 shares outstanding	$35,000
Paid in capital	2,964
Retained earnings	5,829

Total capitalization	43,793

Current liabilities:
Accounts payable	349
Accounts payable to decommissioning trust	23,780
Other liabilities	3,531

Total current liabilities	27,660

Long-term fuel disposal liability:
Principal	48,726
Interest	105,914

Long-term debt - other, net	154,640

Reserves and deferred credits:
Reserves:
Other	1,311
Deferred Credits:
Regulatory liabilities:
Closure costs	57,698
DOE decontamination and decommissioning fee	3,620
Asset retirement obligation	374,683
Deferred federal and state income taxes	80,007
Unamortized investment tax credits	1,848
Accrued retirement and post-employment liabilities	5,827
Other deferred credits	2,583
Commitments and contingencies

Total Capitalization and Liabilities	$753,670

Northeast Utilities has a 49 percent ownership interest in the Connecticut Yankee Atomic Power Company.

Connecticut Yankee Atomic Power Company
Statement of Operations and Retained Earnings
(Dollars in thousands, except share and per share amounts)

Year Ended
December 31,
2004

Operating revenues	$43,053

Operating expenses:
Fuel	3,371
Operations	–
Decommissioning	16,742
Amortization of unrecovered assets	18,952
Income taxes	945
Taxes other than income taxes	501

Total operating expenses	40,511

Operating income	2,542

Other income, net	103

Net income	$2,645

Retained earnings:
Retained earnings at beginning of year	$8,084
Net income	2,645

10,729
Dividends paid	(4,900)

Retained earnings at end of year	5,829

Per share data:
Basic and diluted earnings per share	$7.56
Dividends per share	$14.00
Common Shares Outstanding	350,000

Northeast Utilities has a 49 percent ownership interest in the
Connecticut Yankee Atomic Power Company.

Connecticut Yankee Atomic Power Company
Statement of Cash Flows
(In thousands)

Year Ended
December 31,
2004

Cash flows from operating activities:
Net income	$2,645
Adjustments to reconcile net income to
net cash provided by operating activities:
Amortization of unrecovered assets	18,952
Increase in other reserves	211
Deferred federal and state income taxes	22,469
Investment tax credits, net	(739)
(Increase)/decrease in:
Accounts receivable	779
Other assets	(22,399)
Prepayments	(6,741)
Increase/(decrease) in:
Accounts payable	16,492
Accrued expenses	(2,099)
Other liabilities	(4,133)
Other deferred credits	(511)

Net cash provided by operating activities	24,926

Cash flows from investing activities:
Investments in special deposits	(210)

Net cash used in investing activities	(210)

Cash flows from financing activities:
Dividends paid	(4,900)

Net cash used in financing activities	(4,900)

Net increase in cash and cash equivalents	19,816
Cash and cash equivalents at beginning of year	2,129

Cash and cash equivalents at end of year	$21,945

Cash received during the period for:
Federal and state income taxes	$10,215

Northeast Utilities has a 49 percent ownership interest in the
Connecticut Yankee Atomic Power Company.

Yankee Atomic Electric Company
Balance Sheet
(In thousands)

Year Ended
December 31,
2004

ASSETS

Utility plant, at original cost:	$137

Land
Current assets:
Cash and cash equivalents	395
Accounts receivable:
Decommissioning trust	597
Other	752
Prepayments	2,678

Total current assets	4,422

Deferred charges and other assets:
Trust funds:
Plant decommissioning	32,125
Other	752
Other deferred charges and other assets:
Pension and post-employment benefit assets	4,052
Closure costs	119,347
Other	147
Long-term receivable - decommissioning trust	4,397

Total Assets	$165,379

CAPITALIZATION AND LIABILITIES

Capital stock, par value $2,000 per share;
7,670 shares authorized and outstanding	$15,340
Treasury stock, 145,730 shares	(14,573)
Retained earnings	187

Total capitalization	954

Current liabilities:
Accounts payable	20
Accounts payable to decommissioning trust	3,483
Other liabilities	387

Total current liabilities	3,890

Reserves and deferred credits:
Reserves:
Other	752
Deferred Credits:
Closure costs	15,523
Deferred federal and state income tax	4,259
Accrued retirement and post-employment liabilities	4,052
Asset retirement obligation	135,949
Commitments and contingencies	–

Total Capitalization and Liabilities	$165,379

Northeast Utilities has a 38.5 percent ownership interest in the
Yankee Atomic Electric Company.

Yankee Atomic Electric Company
Statement of Operations and Retained Earnings
(Dollars in thousands, except share and per share amounts)

Year Ended
December 31,
2004

Operating revenues	$54,902

Operating expenses:
Decommissioning	54,902
Income taxes	–
Total operating expenses	54,902

Operating income	–
Other deductions, net	(59)

Net loss	$(59)

Retained earnings:
Retained earnings at beginning of year	$246
Net loss	(59)

Retained earnings at end of year	$187

Per share data:
Basic and diluted earnings per share	$(7.69)
Common Shares Outstanding	7,670

Northeast Utilities has a 38.5 percent ownership interest
in the Yankee Atomic Electric Company.

Yankee Atomic Electric Company
Statement of Cash Flows
(In thousands)

Year Ended
December 31,
2004

Cash flows from operating activities:
Net loss	$(59)
Adjustments to reconcile net income to net cash used in operating activities:
Increase in other reserves	(1,119)
Deferred federal and state income taxes	3,181
(Increase)/decrease in:
Accounts receivable	(775)
Prepayments	(2,279)
Other assets	184
Increase/(decrease) in:
Accounts payable	(1,692)
Other liabilities	(2,986)

Net cash used in operating activities	(5,545)

Cash flows from investing activities:
Increase in other trusts	1,119

Net cash provided by investing activities	1,119

Net decrease in cash and cash equivalents	(4,426)
Cash and cash equivalents at beginning of year	4,821

Cash and cash equivalents at end of year	$395

Cash paid during the period for:
Federal and state income taxes paid	$1,360

Northeast Utilities has a 38.5 percent ownership interest in the Yankee Atomic Electric Company.

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Maine Yankee Atomic Power Company
Balance Sheet
(In thousands)

December 31,
2004

ASSETS

Utility plant, at original cost:	$330

Current assets:
Cash and cash equivalents	14,415
Accounts receivable - decommissioning trust fund	20,407
Account receivable - other	3,395
Prepayments	–

Total current assets	38,217

Deferred charges and other assets:
Trust funds:
Plant decommissioning	56,329
Fuel disposal	83,585
Other	177
Regulatory assets
Closure	126,416
Net unrecovered assets	84,345
DOE decontamination and decommissioning fee	5,630
ISFSI-related costs	78,238
Other	2,387
Other deferred charges and other assets	2,645

Total deferred charges and other assets	439,752

$478,299

Northeast Utilities has a 20 percent ownership interest in the Maine Yankee Atomic Power Company.

Maine Yankee Atomic Power Company
Balance Sheet
(In thousands)

Capitalization and Liabilities

December 31,
2004
Capitalization (see separate statements)
Common stock investment	$35,813
Long-term debt	–

Total capitalization	35,813

Long-term fuel disposal liability	160,292

Current liabilities:
Current sinking fund requirements	2,515
Accounts payable	15,341
Accounts payable to associated companies	–
Dividends payable	702
Accrued interest and taxes	1,048
Other current liabilities	2,047

Total current liabilities	21,653

Commitments and contingencies

Reserves and deferred credits
Plant decommissioning reserve	–
Deferred credits
Regulatory liabilities
Closure	36,946
DOE decontamination and decommissioning fee	2,047
Other	2,889
Accumulated deferred income tax liabilities	62,241
Unamortized investment tax credits	2,132
Asset retirement obligation	150,277
Other deferred credits	4,009

Total reserves and deferred credits	260,541

$478,299

Northeast Utilities has a 20 percent ownership interest in the Maine Yankee Atomic Power Company.

Maine Yankee Atomic Power Company
Statement of Income
(Dollars in thousands, except share and per share amounts)

Year Ended
December 31,
2004

Electric Operating Revenues	$62,032

Operating expenses
Fuel disposal cost	2,008
Operation and maintenance	5,594
Amortization	22,003
Decommissioning collections	28,874
Income taxes	75

Total operating expenses	58,554

Operating income	3,478

Other income, net	2,296

Income before interest charges	5,774

Interest charges
Long-term debt	1,306
Revolving loans	–
Fuel disposal liability	1,972
Other interest	2

Total interest charges	3,280

Net income	$2,494

Weighted average shares of common stock outstanding	259,200

Earnings per share of common stock	$9.62

Dividends declared per share of common stock	$27.40

Northeast Utilities has a 20 percent ownership interest in the Maine Yankee Atomic Power Company.

Maine Yankee Atomic Power Company
Statement of Changes in Common Stock Investment
for the Year Ended December 31, 2004
(In thousands)

		Amount at		Retained
	Shares	Par Value	Other, Net	Earnings	Total

Balance - December 31, 2003	289,300	$28,930	$10,770	$4,720	$44,420

Add (deduct):	–	–	–	2,494	2,494
Net income
Cash dividends declared on common stock	–	–	–	(7,102)	(7,102)
Redemption of common stock	(30,100)	(3,010)	(989)	–	(3,999)

Balance - December 31, 2004	259,200	$25,920	$9,781	$112	$35,813

Northeast Utilities has a 20 percent ownership interest in the Maine Yankee Atomic Power Company.

Maine Yankee Atomic Power Company
Statement of Cash Flows
(In thousands)

Year Ended
December 31,
2004

Operating activities:
Net income	$2,494
Items not requiring (providing) cash
Decommissioning and amortization	50,877
Deferred income taxes and investment tax credits, net	(124)
Gain on sale of land	–
Long-term fuel disposal interest	1,972
Other, net	10,014
Changes in certain assets and liabilities
Accounts receivable	4,509
Accounts receivable - other	–
Prepayments	–
Accounts payable and other	(2,057)
Accrued interest and taxes	(49)

Net cash provided by operating activities	58,618

Investing activities:
Sale of land	322
Changes in net unrecovered assets	–
Investment income in decommissioning trust	3,337
Trust fund investments	(789)
Fuel disposal	(37,207)

Plant decommissioning	(34,337)

Net cash used by investing activities

Financing activities:
Redemptions
Common stock	(3,999)
Long-term debt	(9,765)
Dividend payments
Common stock	(7,102)

Net cash used by financing activities	(20,866)

Net increase in cash and cash equivalents	3,415
Cash and cash equivalents at beginning of year	11,000

Cash and cash equivalents at end of year	$14,415

Cash paid during the year for:
Interest	$670
Income taxes	$388
Northeast Utilities has a 20 percent ownership interest
in the Maine Yankee Atomic Power Company.

GREENPORT POWER, LLC

BALANCE SHEET
(Unaudited)

December 31,
2004

(Thousands
of Dollars)
ASSETS

Current Assets:
Cash	$78

Total Assets	$78

LIABILITIES AND MEMBER’S EQUITY

Current Liabilities:
Accounts payable	$11
Other	64

75

Member’s equity	3

Total Liabilities and Member’s Equity	$78

Northeast Generation Services Company has a 50 percent ownership interest in Greenport Power, LLC

GREENPORT POWER, LLC

STATEMENT OF INCOME
(Unaudited)
Twelve
Months Ended
December 31,
2004

(Thousands
of Dollars)

Operating Revenues	$–
Operating Expenses	223

Net Loss	$(223)

Northeast Generation Services Company has a 50 percent ownership interest in Greenport Power, LLC

GREENPORT POWER, LLC

STATEMENT OF CASH FLOWS
(Unaudited)
Twelve
Months Ended
December 31,
2004

(Thousands
of Dollars)

Operating Activities:
Net loss	$(223)
Adjustments to reconcile net cash flows
used in operating activities:
Changes in current assets and liabilities:
Accounts payable	(421)
Other current liabilities	(171)

Net cash flows used in operating activities	(815)

Financing Activities:
Other financing activities	(1,402)

Net cash flows used in financing activities	(1,402)

Net decrease in cash	(2,217)
Cash - beginning of year	2,295

Cash - end of year	$78

Northeast Generation Services Company has a 50 percent ownership interest in Greenport Power, LLC

ERI/HEC EFA-Med, LLC

BALANCE SHEET
(Unaudited)

December 31,
2004

(Thousands
of Dollars)
ASSETS

Current Assets:
Cash	$1

Total Assets	$1

LIABILITIES AND CAPITALIZATION

Capitalization:
Common Stockholder’s Equity:
Capital surplus, paid in	$18
Accumulated deficit	(17)

Common Stockholder’s Equity	1

Total Capitalization	1

Total Liabilities and Capitalization	$1

Select Energy Services, Inc. has a 50 percent ownership
interest in ERI/HEC EFA-Med, LLC.

ERI/HEC EFA-Med, LLC

STATEMENT OF INCOME
(Unaudited)
Twelve
Months Ended
December 31,
2004

(Thousands
of Dollars)

Operating Revenues	$–
Operating Expenses	1

Net Loss	$(1)

Select Energy Services, Inc. has a 50 percent ownership
interest in ERI/HEC EFA-Med, LLC.

ERI/HEC EFA-Med, LLC

STATEMENT OF CASH FLOWS
(Unaudited)
Twelve
Months Ended
December 31,
2004

(Thousands
of Dollars)
Operating Activities:
Net loss	$(1)

Net cash flows used in operating activities	(1)

Net decrease in cash	(1)
Cash - beginning of year	2

Cash - end of year	$1

Select Energy Services, Inc. has a 50 percent ownership
interest in ERI/HEC EFA-Med, LLC.

EXHIBITS

The following exhibits are incorporated by reference to the indicated SEC file number, unless a single asterisk appears next to the exhibit reference. A single asterisk indicates exhibits which are filed herewith. A # further indicates that the exhibit is filed under cover of Form SE.

EXHIBIT NUMBER	DESCRIPTION
A.	ANNUAL REPORTS
Annual Reports filed under the Securities Exchange Act of 1934
	A.1	2004 Annual Report on Form 10-K for NU. (File No. 1-5324)
	A.2	2004 Annual Report on Form 10-K for CL&P. (File No. 000-00404)
	A.3	2004 Annual Report on Form 10-K for PSNH. (File No. 1-6392)
	A.4	2004 Annual Report on Form 10-K for WMECO. (File No. 0-7624)
B.	CHARTERS, ARTICLES OF INCORPORATION, TRUST AGREEMENTS, BY-LAWS, AND OTHER FUNDAMENTAL DOCUMENTS OF ORGANIZATION
	B.1	Northeast Utilities
		B.1.1	Declaration of Trust of NU, as amended through May 13, 2003. (Exhibit 4.1 to NU Form S-8 filed June 11, 2003, File No. 333-106008).
	B.2	The Connecticut Light and Power Company
		B.2.1	Certificate of Incorporation of CL&P, restated to March 22, 1994. (Exhibit 3.2.1, 1993 NU Form 10-K, File No. 1-5324)
		B.2.2	Certificate of Amendment to Certificate of Incorporation of CL&P, dated December 26, 1996. (Exhibit 3.2.2, 1996 NU Form 10-K, File No. 1-5324)
		B.2.3	Certificate of Amendment to Certificate of Incorporation of CL&P, dated April 27, 1998. (Exhibit 3.2.3, 1998 NU Form 10-K, File No. 1-5324)
		B.2.4	By-Laws of CL&P, as amended to January 1, 1997. (Exhibit 3.2.3, 1996 NU Form 10-K, File No. 1-5324)
	B.3	Public Service Company of New Hampshire
		B.3.1	Articles of Incorporation, as amended to May 16, 1991. (Exhibit 3.3.1, 1993 NU Form 10-K, File No. 1-5324)
		B.3.2	By-Laws of PSNH, as amended to November 1, 1993. (Exhibit 3.3.2, 1993 NU Form 10-K, File No. 1-5324)
	B.4	Western Massachusetts Electric Company
		B.4.1	Articles of Organization of WMECO, restated to February 23, 1995. (Exhibit 3.4.1, 1994 NU Form 10-K, File No. 1-5324)
		B.4.2	By-Laws of WMECO, as amended to May 1, 2000. (Exhibit 3.1, NU Form 10-Q for the Quarter Ended June 30, 2000, File No. 1-5324)

B.5	North Atlantic Energy Corporation
	B.5.1	Articles of Incorporation of NAEC dated September 20, 1991. (Exhibit 3.5.1, 1993 NU Form 10-K, File No.1 5324)
	B.5.2	Articles of Amendment dated October 16, 1991, and June 2, 1992, to Articles of Incorporation of NAEC. (Exhibit 3.5.2, 1993 NU Form 10-K, File No. 1-5324)
	B.5.3	By-Laws of NAEC, as amended to June 1, 2000. (Exhibit 3.1, NU Form 10-Q for the Quarter Ended September 30, 2000, File No. 1-5324)
B.6	The Quinnehtuk Company
	B.6.1	Articles of Organization of The Quinnehtuk Company dated December 14, 1928, and Articles of Amendment dated December 18, 1930. (Exhibit B.6.1, 1997 NU Form U5S, File No. 1-5324)
	B.6.2	Amendment to Certificate of Incorporation of The Quinnehtuk Company dated June 10, 1975. (Exhibit B.6.2, 1993 NU Form U5S, File No. 1-5324)
	B.6.3	By-Laws of The Quinnehtuk Company as amended to February 11, 1998. (Exhibit B.6.3, 1997 NU Form U5S, File No. 1-5324)
B.7	The Rocky River Realty Company
	B.7.1	Certificate of Incorporation, as amended, of The Rocky River Realty Company. (Exhibit 1.9, 1977 NU Form U5S, File No. 30-246)
	B.7.2	Certificate of Amendment to Certificate of Incorporation of The Rocky River Realty Company, dated December 26, 1996. (Exhibit B.7.2, 1996 NU Form U5S, File No. 1-5324)
	B.7.3	Certificate of Amendment to Certificate of Incorporation of the Rocky River Realty Company, dated April 27, 1998. (Exhibit B.7.3, 1997 NU Form U5S, File No. 1-5324)
	B.7.4	By-Laws of The Rocky River Realty Company, as amended to February 11, 1998. (Exhibit B.7.4, 1997 NU Form U5S, File No. 1-5324)
B.8	Electric Power, Incorporated
	B.8.1	Charter of Electric Power, Incorporated dated January 1, 1955. (Exhibit B.9, 1983 NU Form U5S, File No. 30-246)
	B.8.2	Amendment to Charter of Electric Power, Incorporated (Special Act No. 133, Volume XXXI, page 103, approved June 11, 1963). (Exhibit B.9.1, 1983 NU Form U5S, File No. 30-246)
	B.8.3	Certificate of Amendment to Certificate of Incorporation of Electric Power, Incorporated, dated December 26, 1996. (Exhibit B.10.3, 1996 NU Form U5S, File No. 1-5324)
	B.8.4	By-Laws of Electric Power, Incorporated as amended to February 15, 1952. (Exhibit B.9.2, 1983 NU Form U5S, File No. 30-246)
B.9	The Nutmeg Power Company
	B.9.1	Certificate of Organization of The Nutmeg Power Company dated July 19, 1954. (Exhibit B.11, 1983 NU Form U5S, File No. 30-246)
	B.9.2	Certificate of Amendment to the Certificate of Incorporation of The Nutmeg Power Company, dated December 26, 1996. (Exhibit B.11.2, 1996 NU Form U5S, File No. 1-5324)

	B.9.3	By-Laws of The Nutmeg Power Company as amended to January 1, 1997. (Exhibit B.11.3, 1996 NU Form U5S, File No. 1-5324)
B.10	The Connecticut Steam Company
	B.10.1	Certificate of Incorporation of The Connecticut Steam Company dated May 13, 1965, including Special Act No. 325, an Act Incorporating The Connecticut Steam Company (Special Acts 1963, Senate Bill No. 704, approved June 24, 1963). (Exhibit B.12, 1983 NU Form U5S, File No. 30-246)
	B.10.2	Certificate of Amendment to Certificate of Incorporation of The Connecticut Steam Company, dated December 26, 1996. (Exhibit B.12.2, 1996 NU Form U5S, File No. 1-5324)
	B.10.3	By-Laws of the Connecticut Steam Company, as amended to June 26, 1998. (Exhibit B.10.4, 2002 NU Form U5S, File No. 30-246)
B.11	Holyoke Water Power Company
	B.11.1	Articles of Organization of Holyoke Water Power Company, as amended. (Exhibit 1.8, 1977 NU Form U5S, File No. 30-246)
	B.11.2	By-Laws of Holyoke Water Power Company, as amended to February 11, 1998. (Exhibit B.14.2, 1997 NU Form U5S, File No. 1-5324)
B.12	Holyoke Power and Electric Company
	B.12.1	Articles of Organization of Holyoke Power and Electric Company dated December 5, 1925. (Exhibit B.15, 1983 NU Form U5S, File No. 30-246)
	B.12.2	Chapter 147 of the Massachusetts Acts of 1926 amending the Charter of Holyoke Power and Electric Company, as recorded with the Office of the Secretary of the Commonwealth on March 29, 1926. (Exhibit B.15.1, 1983 NU Form U5S, File No. 30-246)
	B.12.3	By-Laws of Holyoke Power and Electric Company, as amended to February 11, 1998. (Exhibit B.15.3, 1997 NU U5S, File No. 1-5324)
B.13	Northeast Utilities Service Company
	B.13.1	Certificate of Incorporation of Northeast Utilities Service Company, as amended to February 20, 1974. (Exhibit B.16, 1983 NU Form U5S, File No. 30-246)
	B.13.2	Certificate of Amendment to Certificate of Incorporation of Northeast Utilities Service Company, dated December 26, 1996. (Exhibit B.16.2, 1996 NU Form U5S, File No. 1-5324)
	B.13.3	Certificate of Amendment to Certificate of Incorporation of Northeast Utilities Service Company, dated April 27, 1998. (Exhibit B.16.3, 1997 NU Form U5S, File No. 1-5324)
	B.13.4	By-Laws of Northeast Utilities Service Company as amended to January 1, 1997. (Exhibit B.16.3, 1996 NU Form U5S, File No. 1-5324)
B.14	Northeast Nuclear Energy Company
	B.14.1	Certificate of Incorporation of Northeast Nuclear Energy Company as amended to April 24, 1974. (Exhibit B.17, 1983 NU Form U5S, File No. 30-246)
	B.14.2	Certificate of Amendment to Certificate of Incorporation of Northeast Nuclear Energy Company, dated December 26, 1996. (Exhibit B.17.2, 1996 NU Form U5S, File No. 1-5324)

		B.14.3	Certificate of Amendment to Certificate of Incorporation of Northeast Nuclear Energy Company, dated April 27, 1998. (Exhibit B.17.3, 1997 NU Form U5S, File No. 1-5324)
		B.14.4	By-Laws of Northeast Nuclear Energy Company, as amended to June 1, 2000. (Exhibit B.14.5, 2000 NU Form U5S, File No. 1-5324)
	B.15	NU Enterprises, Inc.
		B.15.1	Certificate of Incorporation of NU Enterprises, Inc. dated December 28, 1998. (Exhibit B.15.1, 1999 NU Form U5S, File No. 1-5324)
		B.15.2	By-Laws of NU Enterprises, Inc., as amended to June 1, 2000. (Exhibit B.16.3, 2000 NU Form U5S, File No. 1-5324)
	B.16	Select Energy Services, Inc.
		B.16.1	Articles of Organization of HEC Inc. dated June 19, 1990. (Exhibit B.19, 1990 NU Form U5S, File No. 30-246)
		B.16.2	Amendment to Articles of Organization of HEC Inc. dated May 25, 2001 (Exhibit B.16.2 2003 NU Form U5S, File No. 30-246)
*		B.16.3	By-Laws of Select Energy Services, Inc. as amended and restated on February 1, 2005
	B.17	Select Energy Contracting, Inc. F/K/A HEC International Corporation
		B.17.1	Restated Articles of Organization of Select Energy Contracting, Inc. F/K/A HEC International Corporation dated April 20, 2000 (Exhibit B.17.1 2003 NU Form U5S, File No. 30-246)
*		B.17.2	By-Laws of Select Energy Contracting, Inc. F/K/A HEC International Corporation as amended and restated on February 1, 2005
	B.18	HEC/Tobyhanna Energy Project, Inc.
		B.18.1	Articles of Organization of HEC/Tobyhanna Energy Project, Inc. dated September 28, 1999. (Exhibit B.19.1, 1999 NU Form U5S, File No. 1-5324)
		B.18.2	By-Laws of HEC/Tobyhanna Energy Project, Inc., dated September 28, 1999. (Exhibit B.19.2, 1999 NU Form U5S, File No. 1-5324)
	B.19	Reeds Ferry Supply Co., Inc.
		B.19.1	Articles of Agreement of Reeds Ferry Supply Co., Inc., dated June 25, 1964. (Exhibit B.20.1, 1999 NU Form U5S, File No. 1-5324)
		B.19.2	By-Laws of Reeds Ferry Supply Co., Inc., as Amended and Restated August 4, 1999. (Exhibit B.20.2, 1999 NU Form U5S, File No. 1-5324)
	B.20	North Atlantic Energy Service Corporation
		B.20.1	Articles of Incorporation; and Certificate of Amendment of North Atlantic Energy Service Corporation dated June 1, 1992. (Exhibit B.21, 1992 NU Form U5S, File No. 30-246)
		B.20.2	By-Laws of North Atlantic Energy Service Corporation, as amended to June 1, 2000. (Exhibit B.21.3, 2000 NU Form U5S, File No. 1-5324)

	B.21	Connecticut Yankee Atomic Power Company
		B.21.1	Certificate of Incorporation of Connecticut Yankee Atomic Power Company and amendments dated to November 20, 1964. (Exhibit B.20.1, 1993 NU Form U5S, File No. 1-5324)
		B.21.2	Certificate of Amendment to Certificate of Incorporation of Connecticut Yankee Atomic Power Company, dated December 26, 1996. (Exhibit B.22.2, 1996 NU Form U5S, File No. 1-5324)
		B.21.3	Certificate of Amendment to Certificate of Incorporation of Connecticut Yankee Atomic Power Company, dated October 15, 1998. (Exhibit B.22.3, 1998 NU U5S, File No. 1-5324)
		B.21.4	By-Laws of Connecticut Yankee Atomic Power Company, as amended to March 31, 1999. (Exhibit B.22.4, 1998 NU U5S, File No. 1-5324)
	B.22	Properties, Inc.
		B.22.1	Articles of Agreement of Properties, Inc. as amended to June 1, 1983. (Exhibit B.21.1, 1993 NU Form U5S, File No. 1-5324)
		B.22.2	By-Laws of Properties, Inc., amended and restated as of February 7, 1996. (Exhibit B.23.2, 1995 NU Form U5S, File No. 1-5324)
	B.23	Charter Oak Energy, Inc.
		B.23.1	Certificate of Incorporation of Charter Oak Energy, Inc., dated September 28, 1988. (Exhibit B.16, 1989 NU Form U5S, File No. 30-246)
		B.23.2	Certificate of Amendment to Certificate of Incorporation of Charter Oak Energy, Inc., dated December 26, 1996. (Exhibit B.25.2, 1996 NU Form U5S, File No. 1-5324)
		B.23.3	Certificate of Amendment to Certificate of Incorporation of Charter Oak Energy Inc., dated April 27, 1998. (Exhibit B.25.3, 1997 NU Form U5S, File No. 1-5324)
*		B.23.4	By-Laws of Charter Oak Energy, Inc., as amended to February 16, 2005
	B.24	New England Hydro-Transmission Corporation
		B.24.1	Articles of Incorporation,(Exhibit B.8a, 1986 New England Electric System U5S, File No. 30-33)
		B.24.2	Articles of Amendment of New England Hydro-Transmission Corporation dated January 18, 1989, (Exhibit B.10a, 1988 New England Electric System U5S, File No. 1-3346).
		B.24.3	By-Laws of New England Hydro-Transmission Corporation dated March 17, 1998. (Exhibit B. 16.b, 1998 New England Electric System U5S, File No. 1-3346)
	B.25	New England Hydro-Transmission Electric Company
		B.25.1	Restated Articles of Organization of New England Hydro-Transmission Electric Company dated January 13, 1989. (Exhibit B.11a, 1988 New England Electric System U5S, File No. 30-33)
		B.25.2	By-Laws of New England Hydro-Transmission Electric Company dated March 17, 1998. (Exhibit B.17.b, 1998 New England Electric System U5S File No. 1-3346)
	B.26	ERI/HEC EFA-Med, LLC
		B.26.1	Certificate of Formation of ERI/HEC EFA-Med, LLC, dated September 15, 2000. (Exhibit B.31.1, 2000 NU Form U5S, File No. 1-5324)

	B.26.2	Operating Agreement of ERI/HEC EFA-Med, LLC, dated September 22, 2000. (Exhibit B.31.2, 2000 NU Form U5S, File No. 1-5324)
B.27	Mode 1 Communications, Inc.
	B.27.1	Certificate of Incorporation of Mode 1 Communications, Inc. dated March 26, 1996. (Exhibit B.34.1, 1996 NU Form U5S, File No. 1-5324)
	B.27.2	Certificates of Amendment to Certificate of Incorporation of Mode 1 Communications, Inc., dated December 26, 1996 and February 4, 1997. (Exhibit B.34.2, 1996 NU Form U5S, File No. 1-5324)
	B.27.3	Certificate of Amendment to Certificate of Incorporation of Mode l Communications, Inc., dated April 27, 1998. (Exhibit B.34.3, 1997 NU Form U5S, File No. 1-5324)
	B.27.4	By-Laws of Mode 1 Communications, Inc., as amended to January 1, 1997. (Exhibit B.34.4, 1996 NU Form U5S, File No. 1-5324)
B.28	Select Energy, Inc.
	B.28.1	Certificate of Incorporation of Select Energy, Inc. dated September 26, 1996. (Exhibit B.40.1, 1996 NU Form U5S, File No. 1-5324)
	B.28.2	Certificates of Amendment to Certificate of Incorporation of Select Energy, Inc., dated December 26, 1996 and April 25, 1997 .(Exhibit B.40.2, 1996 NU Form U5S, File No. 1-5324)
	B.28.3	Certificate of Amendment to Certificate of Incorporation of Select Energy, Inc., dated April 27, 1998. (Exhibit B.40.3, 1997 NU Form U5S, File No. 1-5324)
	B.28.4	By-Laws of Select Energy, Inc., as amended to June 1, 2000. (Exhibit B.33.5, 2000 NU Form U5S, File No. 1-5324)
B.29	Northeast Generation Company
	B.29.1	Certificate of Incorporation of Northeast Generation Company, dated December 28, 1998. (Exhibit B.34.1, 1999 NU Form U5S, File No. 1-5324)
	B.29.2	By-Laws of Northeast Generation Company, as amended to June 1, 2000. (Exhibit B.34.3, 2000 NU Form U5S, File No. 1-5324)
B.30	Northeast Generation Services Company
	B.30.1	Certificate of Incorporation of Northeast Generation Services Company, dated December 28, 1998. (Exhibit B.35.1, 1999 NU Form U5S, File No. 1-5324)
	B.30.2	By-Laws of Northeast Generation Services Company, as amended to June 1, 2000. (Exhibit B.35.3, 2000 NU Form U5S, File No. 1-5324)
B.31	CL&P Receivables Corporation
	B.31.1	Certificate of Incorporation of CL&P Receivables Corporation, dated September 5, 1997. (Exhibit B.41.1, 1997 NU Form U5S, File No. 1-5324)
	B.31.2	Bylaws of CL&P Receivables Corporation, dated September 12, 1997. (Exhibit B.41.2, 1997 NU Form U5S, File No. 1-5324)

B.32	Yankee Energy System, Inc.
	B.32.1	Certificate of Incorporation of Yankee Energy System, Inc., F/K/A NU Acquisition Corp., dated February 15, 2000. (Exhibit B.38.1, 2000 NU Form U5S, File No. 1-5324)
	B.32.2	Certificate of Merger of Yankee Energy System, Inc. with and into NU Acquisition Corp., dated as of March 1, 2000 (Exhibit B.38.2, 2000 NU Form U5S, File No. 1-5324)
	B.32.3	By-Laws of Yankee Energy System, Inc., as amended to March 1,2000. (Exhibit B.38.3, 2000 NU Form U5S, File No. 1-5324)
B.33	NorConn Properties, Inc.
	B.33.1	Certificate of Incorporation of NorConn Properties, Inc., dated May 10, 1988. (Exhibit B.39.1, 2000 NU Form U5S, File No. 1-5324)
	B.33.2	By-Laws of NorConn Properties, Inc., as in effect on March, 1, 2000. (Exhibit B.39.2, 2000 NU Form U5S, File No. 1-5324)
B.34	R. M. Services, Inc.
	B.34.1	Certificate of Incorporation of R. M. Services, Inc. dated November 17, 1994. (Exhibit B.40.1, 2000 NU Form U5S, File No. 1-5324)
	B.34.2	Certificate of Amendment of Certificate of Incorporation of R. M. Services, Inc., dated June 28, 2001. (Exhibit B.40.2, 2001 NU Form U5S, File No. 30-246).
	B.34.3	By-Laws of R. M. Services, Inc., as in effect on March 1, 2000. (Exhibit B.40.2, 2000 NU Form U5S, File No. 1-5324)
B.35	Yankee Energy Financial Services Company
	B.35.1	Certificate of Incorporation of Yankee Energy Financial Services Company, dated September 1, 1992. (Exhibit B.41.1, 2000 NU Form U5S, File No. 1-5324)
	B.35.2	By-Laws of Yankee Energy Financial Services Company, as in effect on March 1, 2000. (Exhibit B.41.2, 2000 NU Form U5S, File No. 1-5324)
B.36	Yankee Energy Services Company
	B.36.1	Certificate of Incorporation of Yankee Energy Services Company, dated June 30, 1993. (Exhibit B.42.1, 2000 NU Form U5S, File No. 1-5324)
	B.36.2	Certificate of Amendment to Certificate of Incorporation of Yankee Energy Services Company, dated January 20, 1995. (Exhibit B.42.2, 2000 NU Form U5S, File No. 1-5324)
	B.36.3	By-Laws of Yankee Energy Services Company, as in effect on March 1, 2000. (Exhibit B.42.3, 2000 NU Form U5S, File No. 1-5324)
B.37	Yankee Gas Services Company
	B.37.1	Certificate of Incorporation of Yankee Gas Services Company, F/K/A Mohawk Gas Company, (Special Act No. 218, January 1955 session, approved May 26, 1955). (Exhibit B.43.1, 2000 NU Form U5S, File No. 1-5324)
	B.37.2	Certificate of Amendment to the Certificate of Incorporation of Yankee Gas Services Company, dated May 26, 1989. (Exhibit B.43.2, 2000 NU Form U5S, File No. 1-5324)

	B.37.3	Certificate of Amendment to the Certificate of Incorporation of Yankee Gas Services Company, dated June 27, 1989. (Exhibit B.43.3, 2000 NU Form U5S, File No. 1-5324)
	B.37.4	By-Laws of Yankee Gas Services Company, as in effect on March 1, 2000. (Exhibit B.43.4, 2000 NU Form U5S, File No. 1-5324)
B.38	Housatonic Corporation
	B.38.1	Certificate of Incorporation of Housatonic Corporation, dated October 16, 1987. (Exhibit B.44.1, 2000 NU Form U5S, File No. 1-5324)
	B.38.2	Certificate of Amendment to the Certificate of Incorporation of Housatonic Corporation, dated January 10, 1989. (Exhibit B.44.2, 2000 NU Form U5S, File No. 1-5324)
	B.38.3	By-Laws of Housatonic Corporation, as in effect on March 1, 2000. (Exhibit B.44.3, 2000 NU Form U5S, File No. 1-5324)
B.39	E. S. Boulos Company
	B.39.1	Certificate of Incorporation of E. S. Boulos Company, F/K/A NGS Acquisition Sub, Inc., dated January 10, 2001. (Exhibit B.46.1, 2001 NU Form U5S, File No. 30-246)
	B.39.2	Certificate of Amendment of Incorporation of E. S. Boulos Company dated January 22, 2001. (Exhibit B.46.2, 2001 NU Form U5S, File No. 30-246)
	B.39.3	By-Laws of E. S. Boulos Company, as amended to January 22, 2001. (Exhibit B.46.3, 2001 NU Form U5S, File No. 30-246)
B.40	NGS Mechanical, Inc.
	B.40.1	Certificate of Incorporation of NGS Mechanical, Inc., dated January 24, 2001. (Exhibit B.47.1, 2001 NU Form U5S, File No. 30-246)
	B.40.2	By-Laws of NGS Mechanical, Inc. dated as of January 25, 2001. (Exhibit B.47.2, 2001 NU Form U5S, File No. 30-246)
B.41	Select Energy New York, Inc.
	B.41.1	Certificate of Incorporation of Select Energy New York, Inc., F/K/A Plum Street Energy Marketing, Inc. and Niagara Mohawk Energy Marketing, Inc., dated February 13, 1996. (Exhibit B.48.1, 2001 NU Form U5S, File No. 30-246)
	B.41.2	Certificate of Amendment of Incorporation of Select Energy New York, Inc., dated August 21, 1998. (Exhibit B.48.2, 2001 NU Form U5S, File No. 30-246)
	B.41.3	Certificate of Amendment of Incorporation of Select Energy New York, Inc., dated November 21, 2001. (Exhibit B.48.3, 2001 NU Form U5S, File No. 30-246)
	B.41.4	By-Laws of Select Energy New York, Inc., as in effect on November 30, 2001. (Exhibit B.48.4, 2001 NU Form U5S, File No. 30-246)
B.42	CL&P Funding LLC
	B.42.1	Certificate of Formation of CL&P Funding LLC dated January 3, 2001. (Exhibit 3.1, CL&P Funding LLC Form S-3, dated January 18, 2001, File No. 333-53866)

	B.42.2	Limited Liability Company Agreement of CL&P Funding LLC made and effective as of January 3, 2001 and amended and restated as of March 30, 2001. (Exhibit 3.2, CL&P Funding LLC Form S-3, Amendment No. 2, dated March 26, 2001, File No. 333-53866)
B.43	PSNH Funding LLC
	B.43.1	Certificate of Formation of PSNH Funding LLC dated January 24, 2001. (Exhibit 3.1, PSNH Funding LLC Form S-3 (Amendment No. 2), dated April 18, 2001, File No. 333-55830)
	B.43.2	Limited Liability Company Agreement of PSNH Funding LLC made and effective as of January 24, 2001 and as amended and restated as of April 25, 2001. (Exhibit 3.2, PSNH Funding LLC Form 8-K, dated April 25, 2001, File No. 333-55830)
B.44	PSNH Funding LLC 2
	B.44.1	Certificate of Formation of PSNH Funding LLC 2 dated December 10, 2001. (Exhibit 3.1, PSNH Funding LLC 2 Form S-3, dated December 28, 2001, File No. 333-76040)
	B.44.2	Limited Liability Company Agreement of PSNH Funding LLC 2 dated as of December 10, 2001. (Exhibit 3.2, PSNH Funding LLC 2 Form S-3 (Amendment No. 2), dated January 14, 2002, File No. 333-76040)
B.45	WMECO Funding LLC
	B.45.1	Certificate of Formation of WMECO Funding LLC dated March 28, 2001. (Exhibit 3.1, WMECO Funding LLC Form S-3, dated April 18, 2001, File No. 333-59118)
	B.45.2	Limited Liability Company Agreement of WMECO Funding LLC made and effective as of March 28, 2001 and as amended and restated as of May 17, 2001. (Exhibit 3.2, WMECO Funding LLC Form S-3, Amendment No. 2, dated May 7, 2001, File No. 333-59118)
B.46	Woods Electrical Co., Inc.
	B.46.1	Certificate of Incorporation of Woods Electrical Co., Inc., F/K/A NGS Acquisition, Inc., dated July 18, 2002. (Exhibit B.47.1, 2002 NU Form U5S, File No. 30-246)
	B.46.2	Certificate of Amendment of Incorporation of Woods Electrical Co., Inc., dated August 1, 2002. (Exhibit B.47.2, 2002 NU Form U5S, File No. 30-246)
	B.46.3	By-Laws of Woods Electrical Co., Inc., as amended to August 9, 2002. (Exhibit B.47.3, 2002 NU Form U5S, File No. 30-246)
B.47	Woods Network Services, Inc.
	B.47.1	Certificate of Incorporation of Woods Network Services, Inc., F/K/A NGS Telecommunications, Inc. dated July 18, 2002. (Exhibit B.48.1, 2002 NU Form U5S, File No. 30-246)
	B.47.2	Certificate of Amendment of Incorporation of Woods Network Services, Inc., dated August 1, 2002. (Exhibit B.48.2, 2002 NU Form U5S, File No. 30-246)
	B.47.3	By-Laws of Woods Network Services, Inc., as amended to August 9, 2002. (Exhibit B.48.3, 2002 NU Form U5S, File No. 30-246)
B.48	Greenport Power, LLC
	B.48.1	Articles of Organization of Greenport Power, LLC, dated December 17, 2002 (Exhibit B.49.1 2003 NU Form U5S, File No. 30-246)

		B.48.2	Operating Agreement of Greenport Power, LLC dated February 10, 2003 (Exhibit B.49.2 2003 NU Form U5S, File No. 30-246)
	B.49	HEC/CJTS Energy Center LLC
		B.49.1	Certificate of Formation of HEC/CJTS Energy Center LLC dated March 2, 2001 (Exhibit B.50.1 2003 NU Form U5S, File No. 30-246
		B.49.2	Limited Liability Company Agreement of HEC/CJTS Energy Center LLC, effective as of March 2, 2001 (Exhibit B.50.2 2003 NU Form U5S, File No. 30-246)
	B.50	Maine Yankee Atomic Power Company
		B.50.1	Certificate of Organization of Maine Yankee Atomic Power Company, as amended through September 18, 1992. (Exhibit 15a to National Grid Transco PLC U5S filed July 29, 2003, File No. 030-00354)
		B.50.2	By-Laws of Maine Yankee Atomic Power Company, as amended through November 25, 1996. (Exhibit 15b to National Grid Transco PLC U5S filed July 29, 2003, File No. 030-00354)
	B.51	Yankee Atomic Electric Company
		B.51.1	Articles of Organization of Yankee Atomic Electric Company, as amended through May 30, 2001. (Exhibit 17a to National Grid Transco PLC U5S filed July 29, 2003, File No. 030-00354)
		B.51.2	By-Laws of Yankee Atomic Electric Company as, amended through December 9, 1988. (Exhibit 17b to National Grid Transco PLC U5S filed July 29, 2003, File No. 030-00354)
C.(a)	INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING INDENTURES
	C.1	Northeast Utilities
		C.1.1	Indenture dated as of December 1, 1991, between Northeast Utilities and IBJ Schroder Bank & Trust Company, with respect to the issuance of Debt Securities. (Exhibit 4.1.1, 1991 NU Form 10-K, File No. 1-5324)
		C.1.2	First Supplemental Indenture, dated as of December 1, 1991, between Northeast Utilities and IBJ Schroder Bank & Trust Company, with respect to the issuance of Series A Notes. (Exhibit 4.1.2, 1991 NU Form 10 K, File No. 1-5324)
		C.1.3	Second Supplemental Indenture, dated as of March 1, 1992, between Northeast Utilities and IBJ Schroder Bank & Trust Company, with respect to the issuance of 8.38% Amortizing Notes. (Exhibit 4.1.3, 1992 NU Form 10 K, File No. 1-5324)
		C.1.4	Indenture between NU and The Bank of New York, as Trustee, dated as of April 1, 2002 (Exhibit A-3 to 35 CERT filed April 9, 2002, File No. 70-9755)
		C.1.5	First Supplemental Indenture between NU and The Bank of New York, as Trustee, dated as of April 1, 2002 relating to the $263M of Senior Notes, Series A, due 2012. (Exhibit A-4 to 35 CERT filed April 9, 2002, File No. 70-9535)
		C.1.6	Second Supplemental Indenture dated as of June 1, 2003, between NU and the Bank of New York as Trustee, relating to $150M of Senior Notes, Series B, due 2008. (Exhibit A-1.3 to NU 35-CERT filed June 6, 2003, File No. 70-10051)
		C.1.7	Credit Agreement among Northeast Utilities, the Banks Named Therein, Union Bank of California, N.A. as Administrative Agent and JPMorgan Chase Bank, dated as of November 8, 2004. (Exhibit B-8 to NU 35-CERT filed November 17, 2004, File No. 70-9755)

	C.1.8	Rights Agreement dated as of February 23, 1999, between Northeast Utilities and Northeast Utilities Service Company, as Rights Agent. (Exhibit 1 to NU's Registration Statement on Form 8-A, filed on April 12, 1999, File No. 001-05324).
		C.1.8.1	Amendment to Rights Agreement. (Exhibit 3 to NU Form 8-K dated October 13, 1999, File No. 1-5324).
		C.1.8.2	Second Amendment to Rights Agreement. (Exhibit B-3 to NU 35-CERT, dated February 1, 2002, File No. 070-09463).
C.2	The Connecticut Light and Power Company
	C.2.1	Indenture of Mortgage and Deed of Trust between CL&P and Bankers Trust Company, Trustee, dated as of May 1, 1921. (Composite including all twenty-four amendments to May 1, 1967.) (Exhibit 4.1.1, 1989 NU Form 10-K, File No. 1-5324)
		C.2.1.1	Supplemental Indenture to the Composite May 1, 1921 Indenture of Mortgage and Deed of Trust between CL&P and Bankers Trust Company, dated as of June 1, 1994. (Exhibit 4.2.15, 1994 NU Form 10-K, File No. 1-5324)
		C.2.1.2	Supplemental Indentures to the Composite May 1, 1921 Indenture of Mortgage and Deed of Trust between CL&P and Bankers Trust Company, dated as of October 1, 1994. (Exhibit 4.2.16, 1994 NU Form 10-K, File No. 1-5324)
		C.2.1.3	Series A Supplemental Indenture between CL&P and Deutsche Bank Trust Company Americas, as Trustee, dated as of September 1, 2004 (Exhibit 99.2 to CL&P Form 8-K filed September 22, 2004).
		C.2.1.4	Series B Supplemental Indenture between CL&P and Deutsche Bank Trust Company Americas, as Trustee dated as of September 1, 2004 (Exhibit 99.5 to CL&P Form 8-K filed September 22, 2004).
	C.2.2	Financing Agreement between Industrial Development Authority of the State of New Hampshire and CL&P (Pollution Control Bonds, 1986 Series) dated as of December 1, 1986. (Exhibit C.1.47, 1986 NU Form U5S, File No. 30-246)
	C.2.3	Financing Agreement between Industrial Development Authority of the State of New Hampshire and CL&P (Pollution Control Bonds, 1988 Series) dated as of October 1, 1988. (Exhibit C.1.55, 1988 NU Form U5S, File No. 30-246)
	C.2.4	Loan and Trust Agreement among Business Finance Authority of the State of New Hampshire and CL&P (Pollution Control Bonds, 1992 Series A) dated as of December 1, 1992. (Exhibit C.2.33, 1992 NU Form U5S, File No. 30-246)
	C.2.5	Loan Agreement between Connecticut Development Authority and CL&P (Pollution Control Bonds - Series A, Tax Exempt Refunding) dated as of September 1, 1993. (Exhibit 4.2.21, 1993 NU Form 10-K, File No. 1-5324)
	C.2.6	Loan Agreement between Connecticut Development Authority and CL&P (Pollution Control Bonds - Series B, Tax Exempt Refunding) dated as of September 1, 1993. (Exhibit 4.2.22, 1993 NU Form 10-K, File No. 1-5324)
	C.2.7	Amended and Restated Loan Agreement between Connecticut Development Authority and CL&P Pollution Control Revenue Bond - 1996A Series) dated as of May 1, 1996 and Amended and Restated as of January 1, 1997. (Exhibit 4.2.24, 1996 NU Form 10-K, File No. 1-5324)
	C.2.8	Amended and Restated Indenture of Trust between Connecticut Development Authority and the Trustee (CL&P Pollution Control Revenue Bond-1996A Series), dated as of May 1, 1996, and Amended and Restated as of January 1, 1997. (Exhibit 4.2.24.1, 1996 NU Form 10-K, File No. 1-5324)

	C.2.9	Standby Bond Purchase Agreement among CL&P, Bank of New York as Purchasing Agent and the Banks named therein, dated October 24, 2000. (Exhibit 4.2.24.2, 2000 NU Form 10-K, File No. 1-5324)
		C.2.9.1	Amendment No. 2 to the Standby Bond Purchase Agreement dated as of September 9, 2002, among CL&P, The Bank of New York, and the Participating Banks referred to therein. (Exhibit 4.2.7.4, 2002 NU Form 10-Q for the Quarter Ended September 30, 2002, File No. 1-5324)
	C.2.10	AMBAC Municipal Bond Insurance Policy issued by the Connecticut Development Authority (CL&P Pollution Control Revenue Bond-1996A Series), effective January 23,1997. (Exhibit 4.2.24.3, 1996 NU Form10-K, File No. 1-5324)
	C.2.11	Compensation and Multiannual Mode Agreement among the Connecticut Development Authority and BNY Capital Markets, Inc. dated September 23, 2003 (Exhibit 4.2.7.5, 2003 NU Form 10-Q for the Quarter Ended September 30, 2003, File No. 1-5324)
	C.2.12	Form of Composite Indenture of Mortgage, as proposed to be amended and restated (included as Schedule C to the Series A Supplemental Indenture) dated as of May 1, 1921, as amended and supplemented (Exhibit 99.4 to CL&P Form 8-K filed September 22, 2004).
	C.2.13	Amended and Restated Receivables Purchase and Sale Agreement dated as of March 30, 2001 (CL&P and CL&P Receivables Corporation (CRC)) (Exhibit 10.1, 2001 NU 10-Q for the Quarter Ended September 30, 2001 (File No. 1-5324))
		C.2.13.1	Amendment No. 2 to the Amended and Restated Receivables Purchase and Sale Agreement, dated as of July 10, 2002 (CL&P and CL&P Receivables Corporation (CRC)). (Exhibit 4.2.8.1, 2002 NU Form 10-K, File No. 1-5324)
		C.2.13.2	Amendment No. 3 to the Amended and Restated Receivables Purchase and Sale Agreement, dated as of July 9, 2003 (Exhibit 4.2.8.2, 2003 NU Form 10-Q for the Quarter Ended September 30, 2003, File No. 1-5324)
	C.2.14	Purchase and Contribution Agreement (CL&P and CRC), dated as of September 30, 1997 (Exhibit 10.49.1, 1997 NU Form 10-K, File No. 1-5324)
		C.2.14.1	Amendment No. 2 to the Purchase and Contribution Agreement between CL&P and CRC dated as of March 30, 2001. (Exhibit 4.2.9.1, 2002 NU Form 10-K, File No. 1-5324)
	C.2.15	Credit Agreement among WMECO, CL&P, PSNH, Yankee Gas, the Banks Named Therein and Citicorp USA, Inc. as Administrative Agent, dated as of November 8, 2004. (Exhibit B-8 to NU 35-CERT filed November 17, 2004, File No. 70-9755).
C.3	Public Service Company of New Hampshire
	C.3.1	First Mortgage Indenture dated as of August 15, 1978, between PSNH and First Fidelity Bank, National Association, New Jersey, Trustee. (Composite including all amendments to May 16, 1991) (Exhibit 4.4.1, 1992 NU Form 10-K, File No. 1-5324)
		C.3.1.1	Tenth Supplemental Indenture dated as of May 1, 1991 between PSNH and First Fidelity Bank, National Association. (Exhibit 4.1, PSNH Current Report on Form 8-K dated February 10, 1992, File No. 1-6392)
		C.3.1.2	Twelfth Supplemental Indenture dated as of December 1, 2001 between PSNH and First Union National Bank (Exhibit 4.3.1.2, 2001 NU Form 10-K, File No. 1-5324)
		C.3.1.3	Thirteenth Supplemental Indenture, dated as of July 1, 2004, between PSNH and Wachovia Bank, National Association, successor to First Union National Bank, as successor to First Fidelity Bank, National Association, as Trustee (Exhibit 99.2 to PSNH Form 8-K filed October 5, 2004).

	C.3.2	Series D (Taxable New Issue) Amended and Restated PCRB Loan and Trust Agreement dated as of April 1, 1999. (Exhibit 4.3.6, 1999 NU Form 10-K, File No. 1-5324)
	C.3.3	Series E (Taxable New Issue) Amended and Restated PCRB Loan and Trust Agreement dated as of April 1, 1999. (Exhibit 4.3.7, 1999 NU Form 10-K, File No. 1-5324)
	C.3.4	Series A Loan and Trust Agreement among Business Finance Authority of the State of New Hampshire and PSNH and State Street Bank and Trust Company, as Trustee (Tax Exempt Pollution Control Bonds) dated as of October 1, 2001. (Exhibit 4.3.4, 2001 NU Form 10-K, File No. 1-5324)
	C.3.5	Series B Loan and Trust Agreement among Business Finance Authority of the State of New Hampshire and PSNH and State Street Bank and Trust Company, as Trustee (Tax Exempt Pollution Control Bonds) dated as of October 1, 2001. (Exhibit 4.3.5, 2001 NU Form 10-K, File No. 1-5324)
	C.3.6	Series C Loan and Trust Agreement among Business Finance Authority of the State of New Hampshire and PSNH and State Street Bank and Trust Company, as Trustee (Tax Exempt Pollution Control Bonds) dated as of October 1, 2001. (Exhibit 4.3.6, 2001 NU Form 10-K, File No. 1-5324)
	C.3.7	Credit Agreement among WMECO, CL&P, PSNH, Yankee Gas, the Banks Named Therein and Citicorp USA, Inc. as Administrative Agent, dated as of November 8, 2004. (Exhibit B-8 to NU 35-CERT filed November 17, 2004, File No. 70-9755).
C.4	Western Massachusetts Electric Company
	C.4.1	Loan Agreement between Connecticut Development Authority and WMECO (Pollution Control Bonds - Series A, Tax Exempt Refunding) dated as of September 1, 1993. (Exhibit 4.4.13, 1993 NU Form 10-K, File No. 1-5324)
	C.4.2	Indenture Agreement between WMECO and the Bank of New York, as Trustee, dated as of September 1, 2003 (Exhibit 99.2, WMECO Form 8-K filed October 8, 2003, File No. 0-7624)
		C.4.2.1	First Supplemental Indenture Agreement between WMECO and the Bank of New York, as Trustee, dated as of September 1, 2003 (Exhibit 99.3, WMECO Form 8-K filed October 8, 2003, File No. 0-7624)
		C.4.2.2	Second Supplemental Indenture dated as of September 1, 2004, between WMECO and Morgan Stanley & Co. (Exhibit 4.1 to WMECO Form 8-K filed September 27, 2004).
	C.4.3	Credit Agreement among WMECO, CL&P, PSNH, Yankee Gas, the Banks Named Therein and Citicorp USA, Inc. as Administrative Agent, dated as of November 8, 2004. (Exhibit B-8 to NU 35-CERT filed November 17, 2004, File No. 70-9755).
C.5	Northeast Generation Company
	C.5.1	Indenture Mortgage, dated as of October 18, 2001 between NGC and The Bank of New York, as trustee (Exhibit 4.1 to NGC Registration Statement on Form S-4 dated December 6, 2001, File No. 333-74636)
		C.5.1.1	First Supplemental Indenture Mortgage, dated as of October 18, 2001 between NGC and The Bank of New York, as trustee (Exhibit 4.2 to NGC Registration Statement S-4 dated December 6, 2001, File No. 333-74636)
C.6	The Rocky River Realty Company
	C.6.1	Note Agreement dated April 14, 1992, by and between The Rocky River Realty Company (RRR) and Purchasers named therein (Connecticut General Life Insurance Company, Life Insurance Company of North America, INA Life Insurance Company of New York, Life Insurance Company of Georgia), with respect to RRR's sale of $15 million of guaranteed senior secured notes due 2007 and $28 million of guaranteed senior secured notes due 2017. (Exhibit 10.52, 1992 NU Form 10-K, File No. 1-5324)

		C.6.1.1	Amendment to Note Agreement, dated September 26, 1997. (Exhibit 10.3.1, 1997 NU Form 10-K, File No.1-5324)
	C.6.2	Note Guaranty dated April 14, 1992 by Northeast Utilities pursuant to Note Agreement dated April 14, 1992, between RRR and Note Purchasers, for the benefit of The Connecticut National Bank as Trustee, the Purchasers and the owners of the notes. (Exhibit 10.52.1, 1992 NU Form 10-K, File No. 1-5324)
		C.6.2.1	Extension of Note Guaranty, dated September 26, 1997. (Exhibit 10.31.2.1, 1997 NU Form 10-K, File No. 1-5324)
	C.6.3	Assignment of Leases, Rents and Profits, Security Agreement and Negative Pledge, dated as of April 14, 1992, among RRR, NUSCO and The Connecticut National Bank as Trustee, securing notes sold by RRR pursuant to April 14, 1992, Note Agreement. (Exhibit 10.52.2, 1992 NU Form 10-K, File No. 1-5324)
		C.6.3.1	Modification of and Confirmation of Assignment of Leases, Rents and Profits, Security Agreement and Negative Pledge, dated as of September 26, 1997. (Exhibit 10.31.3.1, 1997 NU Form 10-K, File No. 1-5324)
	C.6.4	Purchase and Sale Agreement, dated July 28, 1997, by and between RRR and the Sellers and Purchasers named therein. (Exhibit 10.31.4, 1997 NU Form 10-K, File No. 1-5324)
	C.6.5	Purchase and Sale Agreement, dated September 26, 1997, by and between RRR and the Purchaser named therein. (Exhibit 10.31.5, 1997 NU Form 10-K, File No. 1-5324)
C.7	CL&P Receivables Corporation
	C.7.1	Amended and Restated Receivables Purchase and Sale Agreement dated as of March 30, 2001 (CL&P and CL&P Receivables Corporation (CRC)) (Exhibit 10.1, NU 10-Q for the Quarter Ended September 30, 2001 (File No. 1-5324)
		C.7.1.1	Amendment No. 2 to the Amended and Restated Receivables Purchase and Sale Agreement, dated as of July 10, 2002 (CL&P and CL&P Receivables Corporation (CRC)). (Exhibit 4.2.8.1, 2002 NU Form 10-K, File No. 1-5324)
		C.7.1.2	Amendment No. 3 to the Amended and Restated Receivables Purchase and Sale Agreement, dated as of July 9, 2003 (Exhibit 4.2.8.2, NU Form 10-Q for the Quarter Ended September 30, 2003, File No. 1-5324)
	C.7.2	Purchase and Contribution Agreement (CL&P and CL&P Receivables Corporation), dated as of September 30, 1997 (Exhibit 10.49.1, 1997 NU Form 10-K, File No. 1-5324)
		C.7.2.1	Amendment No. 2 to the Purchase and Contribution Agreement between CL&P and CRC dated as of March 30, 2001. (Exhibit 4.2.9.1, 2002 NU Form 10-K, File No. 1-5324)
C.8	HEC/Tobyhanna Energy Project, Inc.
	C.8.1	Trust Indenture & Security Agreement Relating to an Energy Savings Performance Contract Project dated as of September 30, 1999 (Exhibit C.11.1, 2000 NU Form U5S, File No. 1-5324)
C.9	Yankee Gas Services Company
	C.9.1	Indenture of Mortgage and Deed of Trust dated as of July 1, 1989 between Yankee Gas Services Company and The Connecticut National Bank (Mortgage) (Exhibit No. 4.2, Yankee Energy System, Inc. Amendment Number 1 to Form S-1, filed June 6, 1989, File No. 0-17605)
		C.9.1.1	First Supplemental Indenture, dated as of April 1, 1992, (Exhibit No. 4.11, Yankee Energy Form S-3 filed October 2, 1992, Reg. No. 33-52750)

			C.9.1.2	Second Supplemental Indenture, dated as of December 1, 1992, (Exhibit No. 10.2, 1992 Yankee Energy System, Inc.(Yankee Energy) Form 10-K, File No. 0-17605)
			C.9.1.3	Third Supplemental Indenture, dated as of June 1, 1995, Exhibit No. 4.14, 1995 Yankee Energy Form 10-K, File No. 0-10721)
			C.9.1.4	Fourth Supplemental Indenture, dated as of April 1, 1997, (Exhibit No. 15, 1997 Yankee Energy Form 10-K, File No. 0-10721)
			C.9.1.5	Fifth Supplemental Indenture, dated as of January 1, 1999, to Mortgage (Exhibit C.13.6, 2000 NU Form U5S, File No. 1-5324)
			C.9.1.6	Sixth Supplemental Indenture and Deed of Trust dated January 1, 2004 between Yankee Gas Services Company and The Bank of New York, as Successor Trustee to Fleet Bank (formerly The Connecticut National Bank) (Exhibit 10.5.6 2004 NU Form 10-K, File No. 1-5324)
			C.9.1.7	Seventh Supplemental Indenture and Deed of Trust dated November 1, 2004 between Yankee Gas Services Company and The Bank of New York, as Successor Trustee to Fleet Bank (formerly The Connecticut National Bank) (Exhibit 10.5.7 2004 NU Form 10-K, File No. 1-5324)
		C.9.2	Bond Purchase Agreement dated as of July 1, 1989, relating to $119 million aggregate principal amount of First Mortgage Bonds, Series A (Exhibit 4.3, Yankee Gas Form 10 dated April 14, 1989, File No. 0-17605)
			C.9.2.1	First Amendment, dated as of April 10, 1990, to Bond Purchase Agreement (Exhibit C.13.7.1, 2000 NU Form U5S, File No. 1-5324)
		C.9.3	Bond Purchase Agreement, dated as of April 1, 1992, relating to $20 million aggregate principal amount of First Mortgage Bonds, Series B (Exhibit No. 4.12, Yankee Energy Form S-3 filed October 2, 1992, Reg. No. 33-52750)
		C.9.4	Bond Purchase Agreement, dated as of December 1, 1992, relating to $20 million aggregate principal amount of First Mortgage Bonds, Series C (Exhibit No. 10.4, 1992 Yankee Energy Form 10-K, File No. 0-17605)
		C.9.5	Bond Purchase Agreement, dated as of April 1, 1997, relating to $30 million aggregate principal amount of First Mortgage Bonds, Series E (Exhibit No. 4.16, 1997 Yankee Energy Form 10-K, File No. 0-10721)
		C.9.6	Bond Purchase Agreement, dated as of January 1, 1999, relating to $50 million aggregate principal amount of First Mortgage Bonds (Exhibit No. C.13.11, NU Form U5S, File No. 1-5324)
		C.9.7	Credit Agreement among WMECO, CL&P, PSNH, Yankee Gas, the Banks Named Therein and Citicorp USA, Inc. as Administrative Agent, dated as of November 8, 2004. (Exhibit B-8 to NU 35-CERT filed November 17, 2004, File No. 70-9755).
	C.10	NorConn Properties, Inc.
		C.10.1	Term Loan Agreement between NorConn Properties, Inc. and Fleet National Bank of Connecticut dated as of February 1, 1996. (Exhibit C.13.1, 2001 NU Form U5S, File No. 30-246)
C.(b)	AGREEMENTS RELATING TO ACQUISITION OF SECURITIES AND UTILITY ASSETS
D.	Tax Allocation Agreement
	D.1	Amended and Restated Tax Allocation Agreement, dated as of January 1, 1990. (Exhibit D, 1994 NU Form U5S, File No. 30-246)
	D.2	First Amendment, dated as of October 26, 1998, to the Amended and Restated Tax Allocation Agreement dated as of January 1, 1990. (Exhibit D, Amendment No. 2 to 1997 NU Form U5S, File No. 30-246)

	D.3	Second Amendment, dated as of March 1, 2000, to the Amended and Restated Tax Allocation Agreement dated as of January 1, 1990 (Exhibit D.3, 2000 NU Form U5S, File No. 30-246)
G.	Organizational Chart - EWG
Northeast Utilities (Parent Company)
	–	NU Enterprises, Inc. (100% owned by NU)
	–	Northeast Generation Company (EWG, 100% owned by NU Enterprises, Inc.)
H.	EWG Financial Statements

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ITEM 10. EXHIBIT H
NORTHEAST GENERATION COMPANY

BALANCE SHEET

At December 31,	2004

(Thousands
of Dollars)
ASSETS

Current Assets:
Cash and cash equivalents	$13,634
Accounts receivable from affiliated companies	14,060
Notes receivable from affiliated companies	10,000
Taxes receivable	1,977
Materials and supplies, at average cost	2,359
Prepayments and other	1,761

43,791

Property, Plant and Equipment:
Competitive energy	839,927
Less: Accumulated depreciation	37,077

802,850
Construction work in progress	3,563

806,413

Deferred Debits and Other Assets:
Debt service special deposits	31,819
Other	6,751

38,570

Total Assets	$888,774

ITEM 10. EXHIBIT H
NORTHEAST GENERATION COMPANY

BALANCE SHEET

At December 31,	2004

(Thousands
of Dollars)

LIABILITIES AND CAPITALIZATION

Current Liabilities:
Long-term debt - current portion	$37,500
Accounts payable	2,662
Accounts payable to affiliated companies	2,160
Accrued taxes	648
Accrued interest	6,341
Other	3,752

53,063

Deferred Credits and Other Liabilities:
Acumulated deferred income taxes	62,983

Capitalization:
Long-Term Debt	320,000

Common Stockholder’s Equity:
Common stock, $1 par value - authorized 20,000 shares; 6 shares outstanding in 2004 and 2003	–
Capital surplus, paid in	408,094
Retained earnings	45,782
Accumulated other comprehensive loss	(1,148)

Common Stockholder’s Equity	452,728

Total Capitalization	772,728

Commitments and Contingencies

Total Liabilities and Capitalization	$888,774

ITEM 10. EXHIBIT H
NORTHEAST GENERATION COMPANY
STATEMENT OF INCOME

For the Year Ended December 31,	2004

(Thousands
of Dollars)

Operating Revenues	$153,891

Operating Expenses:
Operation -
Operation, maintenance and fuel	31,864
Depreciation and amortization	10,286
Taxes other than income taxes	9,487

Total operating expenses	51,637

Operating Income	102,254

Interest Expense:
Interest on long-term debt	32,623
Other interest	38

Interest expense, net	32,661

Other Income, Net	1,074

Income Before Income Tax Expense	70,667
Income Tax Expense	28,651

Net Income	$42,016

ITEM 10. EXHIBIT H
NORTHEAST GENERATION COMPANY
STATEMENT OF COMMON STOCKHOLDER’S EQUITY

					Accumulated
	Common Stock		Capital		Other
			Surplus,	Retained	Comprehensive
	Shares	Amount	Paid In	Earnings	(Loss)/Income	Total

		(Thousands of Dollars, except share information)

Balance at January 1, 2004	6	$–	$408,095	$31,766	$(1,412)	$438,449

Net income for 2004				42,016		42,016
Cash dividends on common stock				(28,000)		(28,000)
Allocation of benefits - ESOP			(1)			(1)
Other comprehensive income					264	264

Balance at December 31, 2004	6	$–	$408,094	$45,782	$(1,148)	$452,728

ITEM 10. EXHIBIT H
NORTHEAST GENERATION COMPANY
STATEMENT OF CASH FLOWS

For the Year Ended December 31,	2004

(Thousands
of Dollars)
Operating Activities:
Net income	$42,016
Adjustments to reconcile to net cash flows
provided by operating activities:
Depreciation and amortization	10,286
Deferred income taxes	22,184
Other sources of cash	(80)
Other uses of cash	(1,352)
Changes in current assets and liabilities:
Accounts receivable	(1,072)
Materials and supplies	(48)
Other current assets	(1,012)
Accounts payable	1,282
Accrued taxes and taxes receivable	(1,775)
Other current liabilities	3,245

Net cash flows provided by operating activities	73,674

Investing Activities:
Investments in competitive energy plant	(11,788)
Investment in debt service special deposits	(1,615)

Net cash flows used in investing activities	(13,403)

Financing Activities:
Retirement of long-term debt	(31,500)
Cash dividends on common stock	(28,000)

Net cash flows used in financing activities	(59,500)

Net increase in cash and cash equivalents	771
Cash and cash equivalents - beginning of year	12,863

Cash and cash equivalents - end of year	$13,634

Supplemental Cash Flow Information:
Cash paid during the year for:
Interest, net of amounts capitalized of $599	$32,506

Income taxes	$9,798